SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2003

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113

TABLE OF CONTENTS

ITEM	TITLE	PAGE NUMBER

1	System Companies and Investments Therein as of December 31, 2003	1

2	Acquisitions or Sales of Utility Assets	30

3	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	30

4	Acquisition, Redemption or Retirement of System Securities	36

5	Investments in Securities of Non-System Companies	37

6	Officers and Directors	39

7	Contributions and Public Relations	80

8	Service, Sales and Construction Contracts	81

9	Wholesale Generators and Foreign Utility Companies	85

10	Financial Statements and Exhibits	87

	Signatures	104

(Page left blank intentionally)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Corporation (2, 7) (registered holding company)

Entergy Arkansas, Inc. (Entergy Arkansas) (2, 3, 4) (an electric utility company)
	46,980,196	100	$1,278,423	$1,278,423

System Fuels, Inc. (an authorized subsidiary)	70	35	$7,000	$7,000

The Arklahoma Corporation (ARKCO) (4) (an energy-related company)	238	47.6	$211	$211

Entergy Gulf States, Inc. (Entergy Gulf States) (2) (an electric and gas utility company)	100	100	$1,695,141	$2,069,240

Varibus LLC (Varibus) (an authorized company)	100%	100	$5,833	$5,833

Prudential Oil and Gas LLC (POG) (an authorized company)	100%	100	$737	$737

Southern Gulf Railway Company (Southern Gulf) (an authorized company)	100%	100	$(242)	$(242)

GSG&T Inc. (GSG&T) (an authorized company)	25,000	100	$34,429	$34,429

Entergy Louisiana, Inc. (Entergy Louisiana) (2, 3) (an electric utility company)	165,173,180	100	$968,038	$968,038

System Fuels, Inc. (3) (an authorized subsidiary)	66	33	$6,600	$6,000

Entergy Mississippi, Inc. (Entergy Mississippi) (2, 3) (an electric utility company)	8,666,357	100	$514,103	$514,103

System Fuels, Inc. (3) (an authorized subsidiary)	38	19	$3,800	$3,800

Jackson Gas Light Company (5) (an electric utility company)	360	100	**	**

Entergy Power & Light (5) (an electric utility company)	75	100	**	**

The Light, Heat, and Water Company of Jackson, Mississippi (5) (an electric utility company)	75	100	**	**

Entergy New Orleans, Inc. (Entergy New Orleans) (2, 3) (an electric and gas utility company)	8,435,900	100	$132,555	$132,555

System Fuels, Inc. (3) (an authorized subsidiary)	26	13	$2,600	$2,600

System Energy Resources, Inc. (System Energy) (2) (an electric utility company)	789,350	100	$893,236	$893,236

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Services, Inc. (Entergy Services) (2) (a service company)	2,000	100	$20	$20

Entergy Operations, Inc. (Entergy Operations) (2) (a service company)	1,000	100	$999	$999

Entergy Power, Inc. (a public utility company)	11,000	100	$42,945	$42,945

Entergy Enterprises, Inc. (Entergy Enterprises)(a service company)	57,400	100	$51,103	$38,628

Entergy Retail Holding Company *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$83,428	$51,137

Entergy Retail Texas, Inc. *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$930	$800

Entergy Solutions Ltd. *** (a Rule 58 energy-related company)	1% General Partner Interest	100	$3,549	$367

Entergy Solutions Supply Ltd. *** (a Rule 58 energy-related company)	1% General Partner Interest	100	$30,676	$307

Entergy Solutions Ltd. *** (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$3,549	$36,831

Entergy Solutions Supply Ltd. *** (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$30,676	$30,369

Entergy Retail Louisiana LLC-A *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$12,241	$11,013

Entergy Solutions Management Services LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$11,846	$11,846

Entergy PTB Holding Company (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$38,732	$11,452

Entergy Select LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$786	$786

Entergy Solutions Essentials Ltd. (a Rule 58 energy-related company)	1% General Partner Interest	100	$258	$14

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Solutions Select Ltd. (a Rule 58 energy-related company)	1% General Partner Interest	100	$1,557	$771

Entergy Solutions Essentials, Ltd. (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$258	$336

Entergy Solutions Select, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	99% Limited Partner Interest	-	$1,557	$27,973

Entergy Ventures Holding Company, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$15,108	$3,280

Entergy MHK Investments LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	**	$11,093

Entergy Commerce, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$1,233	$901

Entergy MHK Retail LLC (an exempt telecommunications company)	100% Member Interest	100	$(9)	**

Entergy Resources, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$489	$489

Entergy Operations Services, Inc. (EOSI) (a company authorized to provide operation and maintenance services to electric facilities)	3,000	100	$2,638	$2,637

EntergyKoontz LLC (7) (a company authorized to provide operation and maintenance services to electric facilities)	70% Member Interest	70	$944	$760

Entergy Power Gas Holdings Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$23,131	$22,898

Entergy Power Gas Operations Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	800	100	$2,949	$2,923

Entergy Procurement Exchange Holding Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,539	100	$5,698	$5,698

Entergy Holdings LLC (EHI) *** (a Rule 58 energy-related company)	100% Member Interest	100	$7,139	$8,293

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Thermal, LLC *** (a Rule 58 energy-related company)	100% Member Interest	100	$19,723	$17,100

Entergy District Energy Holdings LLC *** (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$(133)	$(133)

Entergy Solutions District Energy LLC (7) *** (a Rule 58 energy-related company)	100% Member Interest	100	$24,008	$23,836

Entergy Solutions District Systems LLC (7) *** (a Rule 58 energy-related company)	100% Member Interest	100	$21,973	$21,973

Entergy Solutions District Cooling LP (7) *** (a Rule 58 energy-related company)	99.5% Limited Partner Interest	-	$21,987	$21,864

Entergy Solutions District GP (7) *** (a Rule 58 energy-related company)	100% Member Interest	100	$110	$110

Entergy Solutions District Cooling LP (7) *** (a Rule 58 energy-related company)	0.5% General Partner Interest	100	$21,987	$110

Entergy Thermal-UNO, LLC (a Rule 58 energy-related company)	100% Member Interest	100	**	**

Entergy Nuclear, Inc. (ENI) *** (a company authorized to provide operating and maintenance services to electric facilities)	3,000	100	$(2,833)	$(6,679)

TLG Services, Inc. *** (a Rule 58 energy-related company)	5	100	$4,605	$8,457

Entergy Nuclear Environmental Services LLC (a Rule 58 energy-related company)	100% Member Interest	100	**	**

Entergy Nuclear PFS Company (a Rule 58 energy-related company)	1,000	100	$720	$720

Entergy Nuclear Potomac Company (a company authorized to provide operating and maintenance services to electric facilities)	1,000	100	$2,006	$8,457

Entergy Nuclear Holding Company # 1 (ENHC #1) (6) *** (an exempt wholesale generator)	3,000	75	$146,472	$570,818

Entergy Nuclear Generation Corporation (ENGC) (6) *** (an exempt wholesale generator)	1	100	$355,344	$89,222

Entergy Nuclear New York Investment Company I (6) *** (an exempt wholesale generator)	1,000	100	$(68,733)	$12,602

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Nuclear Indian Point 3 LLC (6) *** (an exempt wholesale generator)	50% Member Interest	50	$267,987	$13,055

Entergy Nuclear FitzPatrick LLC (6) *** (an exempt wholesale generator)	50% Member Interest	50	$ 92,196	$10,428

Entergy Nuclear New York Investment Company II (6) *** (an exempt wholesale generator)	1,000	100	$(68,435)	$13,362

Entergy Nuclear Indian Point 3 LLC (6) *** (an exempt wholesale generator)	50% Member Interest	50	$267,987	$13,055

Entergy Nuclear FitzPatrick LLC (6) *** (an exempt wholesale generator)	50% Member Interest	50	$ 92,196	$10,428

Entergy Nuclear Holding Company # 2 *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$2	$(13)

Entergy Nuclear Operations, Inc. *** (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$1	$1

Entergy Nuclear Fuels Company *** (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$9,369	$1

Entergy Nuclear Holding Company *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,200	100	$376,167	$575,166

Entergy Nuclear Holding Company # 3 *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,200	100	$376,168	$376,168

Entergy Nuclear Investment Company *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,200	100	$85,008	$259,536

Entergy Nuclear Indian Point 2 LLC (6) *** (an exempt wholesale generator)	100% Member Interest	100	$1,137,452	$870,913

Entergy Nuclear Capital Management Corporation I (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	**	**

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Indian Point Peaking Facility LLC * (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	**	**

Entergy Nuclear Nebraska LLC (7) (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	$7,670	$1,000

Entergy Nuclear Vermont Investment Company *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$42,779	$116,631

Entergy Nuclear Vermont Yankee LLC (6) (an exempt wholesale generator)	100% Member Interest	100	$429,797	$324,117

Entergy Nuclear Capital Management Corporation II (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	**	**

Entergy Nuclear Finance Holding, Inc. *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	740	100	$87,871	$43,946

Entergy Nuclear Finance, Inc. *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$829,115	$816,511

Entergy Technology Holding Company (ETHC) *** (an exempt telecommunications company)	10	100	$12,156	$18,096

Entergy Technology Company (ETC) *** (an exempt telecommunications company)	10	100	$12,950	$7,010

EWO Marketing Holding, LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	20% Member Interest	20	$546,415	$484,859

Entergy International Holdings Ltd. LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$802,563	$884,834

Entergy International Ltd. LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$440,871	$759,838

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy International Investments No. 2 Ltd., LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$434,574	$420,432

Entergy UK Holdings Limited *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	307,309,889	100	$507,246	$505,981

Entergy UK Limited *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	308,086,786	100	$947,455	$507,236

Entergy UK Enterprises Limited *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	574,000,002	100	$961,595	$947,444

EWO Holdings LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100 % Class B Member Interest	25	$220,361	$7,894

Entergy Global Investments, Inc. *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$(22,711)	$46,051

Entergy Nuclear Holding Company #1 (6) (an exempt wholesale generator)
	1,000	25	$992,463	$43,781

Entergy Power Development Corporation (6) (a foreign utility company)	10,959	15	$333,741	$48,042

Entergy Power Generation Corporation (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	206 Shares Class B Common Stock	-	$355,148	$211,000

Entergy Marketing Corporation *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$438,388	$438,388

EWO Marketing Holding LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	80% Member Interest	80	$546,415	$438,388

EWO Marketing, LP (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$(38,095)	$7,525

EWO GP LLC *** (a Rule 58 energy-related company)	100% Member Interest	100	$76	$76

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

EWO Marketing, LP (a Rule 58 energy-related company)	1% General Partner Interest	100	$(38,095)	$76

Entergy Power International Holdings Corporation *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	7,920	95.9	$690,954	$518,265

EK Holding I, LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$1,026,114	$688,944

Entergy Asset Management, Inc. *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,689,888.1 Class A Common Stock	35.55	$363,195	$28,366

Crete Energy Ventures, LLC (6) (an exempt wholesale generator)	50% Member Interest	50	$64,172	$(28,327)

Crete Turbine Holdings, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	50% Member Interest	50	$84,807	$41,472

Entergy Investments Holding Company, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$232,386	$232,386

Entergy Power Ventures LP (6) (an exempt wholesale generator)	99% Limited Partner Interest	-	$231,054	$228,620

EN Services, LP (a company authorized to provide operation and maintenance services to electric facilities)	99% Limited Partner Interest	-	$1,524	$1,517

Warren Power, LLC (6) (an exempt wholesale generator)	100% Member Interest	100	$99,567	$154,692

Entergy Power RS Holding Company, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Membership Interest	100	$10,486	$14,014

Entergy Power RS LLC (a Rule 58 energy-related company)	100% Membership Interest	100	$3,333	$7,742
Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

RS Cogen LLC (a Rule 58 energy-related company)	50% Member Interest	50	$(974)	**

EWO Wind II, LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$5,001	$5,001

EWO Wind LLC *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$974	$5,001

Northern Iowa Windpower, LLC (6) (an exempt wholesale generator)	99% Member Interest	99	$84,153	$82,891

Entergy-Koch, LP (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	48.5% Limited Partner Interest	-	$1,183,246	$573,874

Entergy-Koch Trading Canada, ULC (a company authorized to trade energy commodities in Canada)	1,000,000	50	$8,598	$8,598

GS Pipeline Company, LLC (directly or indirectly owns interest in subsidiaries engaged in owning energy-related assets)	100% Member Interest	50	$9,002	$9,002

Gulf South Pipeline Company, LP (a company authorized to own energy-related assets)	1% General Partner Interest	50	$900,172	$9,002

Gulf Pines Pipeline Company, LP (a company authorized to own energy-related assets)	1% General Partner Interest	50	**	**

GS Pipeline Company, LP (a company authorized to own energy-related assets)	1% General Partner Interest	50	**	**

Gulf South Pipeline Company, LP (a company authorized to own energy-related assets)	99% Limited Partner Interest	-	$900,172	$891,170

GS Pipeline Company, LP (a company authorized to own energy-related assets)	99% Limited Partner Interest	-	$900.172	$891,170

Gulf Pines Pipeline Company, LP (a company authorized to own energy-related assets)	99% Limited Partner Interest	-	**	**

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy-Koch Trading, LP (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$30,551	$30,245

EGT Holding Ltd. (6) *** (a foreign utility company)	100% Interest	100	$30	$30

Entergy-Koch Trading, Ltd. (UK) (a FUCO subsidiary-brokering, marketing of energy commodities in Europe)	100%	50	$48,678	$48,678

Entergy-Koch Trading GmbH (a FUCO subsidiary-brokering, marketing of energy commodities in Europe)	100%	50	$(1,556)	$(1,556)

Entergy-Koch Trading Europe, Ltd. (a FUCO subsidiary-brokering, marketing of energy commodities in Europe)	100% Member Interest	50	$22	$22

EKT, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	50	$30,551	$306

Entergy-Koch Trading, LP (a Rule 58 energy-related company)	1% General Partner Interest	100	$30,551	$306

EK Holding II, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$20,945	$14,533

Entergy-Koch LP (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1% Limited Partner Interest	-	$1,183,246	$11,832

EK Holding III, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$7,332	$5,515

EKLP, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	50% Member Interest	50	$13,733	$6,867

Entergy-Koch, LP (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1% General Partner Interest	50	$1,183,246	$11,832

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Power Generation Corporation *** (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000 Class A Common Stock	100	$355,148	$150,491

Entergy Asset Management, Inc. *** (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,844,171.5 Class A Common Stock	38.79	$363,195	$312,966

Entergy Power Ventures Corporation I (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$2,434	$2,443

Entergy Power Ventures L.P. (6) (an exempt wholesale generator)	1% General Partner Interest	100	$236,197	$2,433

Entergy Global Power Operations Corporation (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$11,235	$12,317

Entergy Power Operations U.S., Inc. (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$(465)	$1,298

Entergy Power Operations Corporation (6) (a foreign utility company)	1,000	100	$11,266	$11,266

Entergy Power Development Corporation (6) (a foreign utility company)	3,605	5	**	**

Entergy Power Operations Damhead Creek Corporation (6) (a foreign utility company)	1,000	100	**	**

EN Services II Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$5	$5

EN Services L.P. (a company authorized to provide operation and maintenance services to electric facilities)	1% General Partner Interest	100	$1,524	$7

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Global Trading Holdings, Ltd. *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$24,124	$24,124

Entergy Asset Management, Inc. ***(7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	31,221.7 Class A Common Stock 2,500 Class B Common Stock 4,759.1 Class A Preferred Stock	0.66 25.0	$363,195 $249 $284	$200 $25 $717

Entergy Power International Holdings Corporation *** (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	337	4.1	$489,598	$23,158

Entergy Power Development Corporation (6) (a foreign utility company)	63,000	81	$333,741	$193,573

Entergy Power Operations Holdings, Ltd (6) (a foreign utility company)	10	90.9	$47,965	$40,596

Entergy Power Hull, Ltd (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	361,548	88.47	$176,095	$50,362

Entergy Power Damhead Creek Holding II, Ltd (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	60,000	15.92	$142,129	$(6,315)

Entergy Mississippi Turbine Company (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,800	100	$14,872	$14,324

Entergy Power Holdings Turkey B.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	20,000	100	$2	$18

Entergy Power Bulgaria, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	853	100	$49,252	$45,173

Entergy Power Netherlands B.V. (7) (a company authorized to develop, acquire, or finance the acquisition of other non utility companies)	20,000	100	$408	$420

Maritza East 3 Operating Company A.D. (6) (a foreign utility company)	365	73	$486	$317

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Maritza East III Power Holdings B.V. (6) (7) (a foreign utility company)	20,000	40	**	$(2)

Maritza East III Power Company AD (6) (a foreign utility company)	1,941,388	73	**	**

Entergy Power Netherlands Company BV (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	400	100	$4,901	$3,608

Entergy Power Projects Italia, S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	$679	**

Entergy Power Development Italia S.r.L. (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	$1,529	**

Entergy Power Rinnovabli S.r.L. (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	$72	**

Entergy Power Services Italia, S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	$210	**

Sabinas Power Company BV (6) (a foreign utility company)	400	100	$4,150	$4,952

Entergy Power Projects Italia, S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	$679	$1,524

Entergy Power Development Italia S.r.L.(7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	$1,529	$1,568

Entergy Power Rinnovabli S.r.L (7). (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	$72	$231

Entergy Power Services Italia, S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	$210	$921

Entergy Power Hull Holding, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	4,716,700	100	$124,248	$78,917

Entergy Power Damhead Creek Holding II, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	316,000	83.82	$142,129	$104,141

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Power Damhead Creek Holding I, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	2,000	100	$24,529	$24,156

Entergy Power Damhead Creek Holding II, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	999.27		$142,129	$32,461

Entergy Europe Operations Limited (6) (7) (a foreign utility company)	5,002.007		$359	**

Entergy Power Hull, Ltd. (7) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	48,147	11.53	$176,095	$59,735

Entergy Europe Operations Limited (6) (7) (a foreign utility company)	39,041,208	57.55	$29,511	$89,505

Entergy Power Operations UK Limited (6) (a foreign utility company)	1,000	100	$1,060	$10,492

Entergy Power Properties (Kingsnorth), Ltd (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	5,002	100	$8	$8

Damhead Finance LDC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	489	99	$3,938	$33,611

Damhead Finance (Netherlands Antilles) N.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	5,940	99	$467	$3,436

Damhead Finance (Netherlands) B.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	396	99	$42	**

Entergy Power Damhead Creek Holding III, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,000	100	$152,217	**

Entergy Europe Operations Limited (6) (7) (a foreign utility company)	28,798,225	42.45	$21,782	$(164,196)

Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Power Damhead Finco LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	100% Member Interest	100	$7,708	$9,478

Entergy Power Damhead Finco 1 (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,100	100	$30	$26

Damhead Finance LDC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	11	1	$40	**

Damhead Finance (Netherlands Antilles) N.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	60	1	$5	$(46)

Damhead Finance (Netherlands) B.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	4	1	**	$(7)

Entergy Power Damhead Finco 2 (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,100	100	$6,867	$11,901

Entergy Power Operations Holdings Ltd. (6) (a foreign utility company)	1	9.1	$47,965	$6,871

EWO Holdings, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	100% Class A Member Interest	75	$220,360	$91,462

Entergy Power BJE Holding, Ltd.(*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	200	100	$1,572	$1,572

Bom Jardim Energetica, LTDA. (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	4,586,584	99.92	$441	$1,471

Entergy Power BJE, Ltd.(*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$(3)	$3

Bom Jardim Energetica, LTDA (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	3,483.08		$441	**

EP Edegel, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)
	2,000	100	$116,806	$167,548
Name of Company (1, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

EWO Holdings, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Class C Member Interest	11.97	$220,361	$122,492

Entergy Power Maritza Holding Limited (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	**	**

Entergy Power Services Poland Spolka z.o.o. (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	**	**

Entergy Power E & C Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$1,359	**

Entergy Power E & C Holdings, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$1,406	$1,406

EntergyShaw, LLC (a company authorized to provide operation and maintenance services to electric facilities)	50% Member Interest	50	$3,497	$1,313

EntergyShaw Investments of Texas, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	**	**

EntergyShaw Project Management, LP (a company authorized to provide operation and maintenance services to electric facilities)	99% Limited Partner Interest	-	**	**

EntergyShaw Investments of Nevada, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	$3	$3

EntergyShaw Project Management, LP (a company authorized to provide operation and maintenance services to electric facilities)	0.9% General Partner Interest	100	**	**

EntergyShaw General Management, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	**	**

EntergyShaw Project Management, LP (a company authorized to provide operation and maintenance services to electric facilities)	0.1% General Partner Interest	-	**	**

*	Inactive
**	Less than $1,000
***	These companies and their subsidiaries are accounted for on a cost basis, and "Issuer Book Value" is at 100%.
****	Represents % of voting power held directly by the tiered company immediately above.

NOTES

(1)

Pursuant to the General Instructions to Form U5S, the companies listed in the table, together with System Fuels, Inc. (SFI or System Fuels), are collectively defined herein as "System Companies" and individually as a "System Company".

(2)

During 2003, Entergy Corporation, Entergy Services, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, System Fuels, System Energy, and Entergy Operations participated in a joint money pool arrangement whereby those companies with available funds made short-term loans to certain System Companies having short-term borrowing requirements. As of December 31, 2003, Entergy Operations, Entergy Corporation, Entergy Gulf States, Entergy Mississippi, Entergy New Orleans, and System Energy had total investments in the money pool in the amounts of $17,379,609, $119,773,059, $273,438,889, $87,038,913, $7,030,871, and $75,163,822, respectively. Entergy Arkansas, Entergy Services, Entergy Louisiana, and System Fuels had total borrowings in the money pool in the amount of $69,153,287, $9,383,164, $41,316,866, and $27,211,703, respectively. The interest rate on money pool investments/borrowings was 1.06% at December 31, 2003. The unborrowed balance in the money pool amounted to $432,760,144 as of December 31, 2003, and was invested in high quality commercial paper and certificates of deposit.

(3)

The percentage ownership of System Fuels' common stock is held as follows: 35% by Entergy Arkansas, 33% by Entergy Louisiana, 19% by Entergy Mississippi and 13% by Entergy New Orleans. The numbers of common shares owned and the book values to both the issuer and owners are as follows: Entergy Arkansas, 70 shares - $7,000; Entergy Louisiana, 66 shares - $6,600; Entergy Mississippi, 38 shares - $3,800; and Entergy New Orleans, 26 shares - $2,600. Under a loan agreement, System Fuels had borrowings outstanding from its parent companies to finance its fuel supply business. As of December 31, 2003, approximate loans to System Fuels from its parent companies were as follows: Entergy Arkansas, $11.0 million; Entergy Louisiana, $14.2 million; Entergy Mississippi, $5.5 million; and Entergy New Orleans, $3.3 million. These loans have rates that approximate a prime rate of 4.7% as of December 31, 2003 and mature on December 31, 2008.

(4)

The Capital Stock of The Arklahoma Corporation (ARKCO) is owned in the proportions of 47%, 5%, and 48%, respectively, by Entergy Arkansas, Oklahoma Gas and Electric Company and Southwestern Electric Power Company. ARKCO owns an electric transmission line that is leased to these three companies. Information covering ARKCO is included herein pursuant to the instructions for Form U5S. Entergy Arkansas is exempted from holding company status under the Public Utility Holding Company Act of 1935 ("Act") (except with regard to section 9(a)(2) of the Act) pursuant to the provisions of Reg. 250.2(a)(2).

(5)	Inactive companies held to preserve franchises.
(6)	See Items 5 and 9 and Exhibit I for further information regarding direct and indirect holdings in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO).
(7)

Information Re: Subsidiaries added, merged, dissolved, sold, and changes in status of existing subsidiaries.

During 2003, Entergy Corporation organized Entergy District Energy Holdings, LLC (under Delaware Law, on September 22, 2003), a direct subsidiary company, as a "New Subsidiary" to own or acquire, directly or indirectly, interests in thermal energy projects and other non-utility companies as permitted by SEC Order dated December 20, 2002 (the December 2002 Order).

During 2003, Entergy Corporation through its direct subsidiary, Entergy District Energy Holdings, LLC acquired the following companies on November 18, 2003 to engage in the business of developing, owning and operating thermal energy facilities as permitted under Rule 58: Entergy Solutions District Energy, LLC, a Rule 58 energy-related company; Entergy Solutions District Systems, LLC, a Rule 58 energy-related company; Entergy Solutions District GP, LLC, a Rule 58 energy-related company; Entergy Solutions District Cooling LP, a Rule 58 energy-related company).

During 2003, Entergy Nuclear Investment Company (formerly Entergy Nuclear New York Investment Company III) acquired the 100% member interest in Entergy Nuclear Nebraska, LLC (formed under Delaware Law, July 29, 2003), an "O&M Sub", as permitted by the December 2002 Order.

During 2003, Entergy Operations Services, Inc. acquired a 70% member interest in EntergyKoontz, LLC (formed under Delaware Law, April 14, 2003), an "O&M Sub", as permitted by the December 2002 Order.

During 2003, the following companies changed name:

On September 9, 2003, Entergy Nuclear Investment Company, a company engaged in the ownership of EWGs, changed its name from Entergy Nuclear New York Investment Company III.
On May 18, 2003, Entergy Europe Operations Limited., a FUCO, changed its name from Damhead Creek Holding Limited.
On March 19, 2003 Maritza East III Power Holding B.V., a FUCO, changed its name from Entergy Power Holdings Maritza B.V.

During 2003, the following companies changed status: Entergy Europe Operations Ltd. (formerly Damhead Creek Holding Ltd.) changed its status from New Subsidiary to a FUCO.

During 2003, the following companies became active and each claimed status as a New Subsidiary:

Entergy Power Development Italia S.r.L
Entergy Power Rinnovabli S.r.L.
Entergy Power Netherlands B.V
Entergy Power Maritza Holding Ltd.

During 2003, the following companies were dissolved or liquidated:

Entergy Power Operations Damhead Creek Limited Partnership (dissolved 11-7- 03)
Entergy Power Development Espana SL (dissolved 11-11-03)
Entergy Business Solutions LLC (dissolved 3-25-03)
Entergy Australia DB 1 Pty. Limited. (dissolved 2-17-03)
Entergy Australia DB 1A Pty. Limited (dissolved 2-17-03)
Entergy Australia Debt II Pty. Limited (dissolved 2-17-03)
Entergy do Brazil LTDA (8-8-03)
Entergy US DB I LLC (8-28-03)
Entergy US DB IV LLC (8-28-03)
Entergy Victoria, Inc. (8-28-03)
Entergy Power Wireless Company (8-28-03)
Entergy Power Investment Holdings Corporation (9-4-03)

During 2003, the following companies were reorganized:

On July 31, 2003, Entergy merged multiple non-utility companies into Entergy Power Generation Corporation. The companies merged are Entergy Power Jackson Generating Company I, Entergy Power Jackson Generating Company II, Entergy Power Greenville Generating Company I, Entergy Power Greenville Generating Company II, Entergy Power Rowan Generating Company, Hawkgen I, Inc., Hawkgen II, Inc., Entergy Power Crete Corporation, Entergy Power Holdings USA Corporation, Entergy Power Ventures Corporation II, and Entergy Power Warren Corporation I.

On July 31, 2003, the following companies merged into Entergy Asset Management, Inc.: Greenville Generating Company, LLC, Hawkeye Generating LLC, Jackson Generating Company, LLC, and Rowan Generating Company, LLC.

On October 15, 2003, Entergy merged the non-utility company EN Services I Corporation into Entergy Power Global Operations Corporation.

(8)

Other Equity or Debt Investments

In addition, the following System Companies owned other equity or debt securities in other System Companies as of December 31, 2003. This chart excludes information regarding equity investments to the extent reported in the table above and investments in Non-System Companies which are reported in Item 5 below.

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)
Entergy Arkansas, Inc.
System Fuels, Inc.	4.7%, unsecured loan, due 12-31-08	10,994	10,994	10,994

Entergy Louisiana, Inc.
System Fuels, Inc.	4.7%, unsecured loan, due 12-31-08	14,223	14,223	14,223

Entergy Mississippi, Inc.
System Fuels, Inc.	4.7%, unsecured loan, due 12-31-08	5,527	5,527	5,527

Entergy New Orleans, Inc.
System Fuels, Inc.	4.7%, unsecured loan, due 12-31-08	3,258	3,258	3,258

Entergy Asset Management, Inc.
Entergy Global Investments, Inc.	3.89%, unsecured promissory note, due 12-30-07	40,016	40,016	40,016

Entergy Corporation
Entergy Global Investments, Inc.	3.89%, unsecured promissory note, due 10-29-06	106,612	106,612	106,612
Entergy Nuclear Finance Holding, Inc.	3.89%, unsecured promissory note, due 09-05-06	334,604	334,604	334,604
Entergy Nuclear Operations, Inc.	3.89%, unsecured promissory note, due 09-14-06	25,000	25,000	25,000
Entergy Power Gas Holdings Corporation	3.89%, unsecured promissory note, due 06-10-07	33,763	33,763	33,763
Entergy Power International Holding Corporation	3.89%, unsecured promissory note, due 02-19-08	10,286	10,286	10,286
Entergy Power, Inc. -(Within System)	3.89%, unsecured promissory note, due 07-29-08	4,133	4,133	4,133

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)

EWO Marketing, LP -(Within System)	3.89%, unsecured promissory note, due 03-24-08	6,000	6,000	6,000
Entergy District Energy Holdings LLC -(Within System)	3.89%, unsecured promissory note, due 11-18-08	23,857	23,857	23,857
EWO Wind LLC	Avg. rate 3.89%, promissory note, due 01-14-08	82,711	82,711	82,711

Entergy Enterprises, Inc.
Entergy Global Investments, Inc.-(Within System)	3.89%, unsecured promissory note, due 12-10-07	26,373	26,373	26,373

Entergy UK Enterprises Ltd
Entergy Global Investments, Inc.-(Within System)	3.89%, unsecured promissory note, due 03-31-05	929,512	929,512	929,512

Entergy International Holdings Ltd. LLC
Entergy Global Investments, Inc.-(Within System)	3.89%, unsecured promissory note, due 10-30-08	15,551	15,551	15,551

Entergy Power Damhead Creek Holding II, Ltd. (Maritza)
Entergy Global Investments, Inc.-(Within System)	3.89%, unsecured promissory note, due 03-12-08	31,000	31,000	31,000

Entergy International Investment #2 Ltd LLC
Entergy Global Investments, Inc.-(Within System)	3.89%, unsecured promissory note, due 12-04-08	77,599	77,599	77,599

EWO Holdings, LLC
Entergy International Holdings Ltd. LLC-(Within System)	3.89%, unsecured promissory note, due 03-31-05	5,130	5,130	5,130

Entergy Global Investments, Inc.
Entergy Nuclear Finance Holding, Inc. -(Within System)	3.89%, unsecured promissory note, due 03-12-07	73,970	73,970	73,970

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)
Entergy Nuclear Fitzpatrick, LLC-(Within System)	3.89%, unsecured promissory note, due 10-18-05	20,000	20,000	20,000
Entergy Nuclear Indian Point 2 LLC-(Within System)	3.89%, unsecured promissory note, due 10-18-05	19,861	19,861	19,861
Entergy Nuclear Indian Point 3 LLC-(Within System)	3.89%, unsecured promissory note, due 10-18-05	20,000	20,000	20,000
Entergy Nuclear Investment Company- (Within System)	3.89%, unsecured promissory note, due 02-19-08	225,346	225,346	225,346
Entergy Nuclear Vermont Investment Company-(Within System)	3.89%, unsecured promissory note, due 02-19-08	125,949	125,949	125,949
Entergy Nuclear Vermont Yankee LLC-(Within System)	3.89%, unsecured promissory note, due 02-19-08 and 07-25-08	37,978	37,978	37,978
Entergy Power Development Corporation-(Within System)	3.89%, unsecured promissory note, due 10-29-06	122,397	122,397	122,397
Entergy Power Development Corporation-(Within System)	3.89%, unsecured promissory note, due 03-12-08	31,901	31,901	31,901
Entergy Power Development Corporation-(Within System)	3.89%, unsecured promissory note, due 03-13-08	13,117	13,117	13,117

EWO Holdings, LLC
Entergy Nuclear Finance Holding, Inc. -(Within System)	3.89%, unsecured promissory note, due 02-13-07	187,400	187,400	187,400
EP Edegel, Inc. -(Within System)	3.65%, unsecured promissory note, due on demand	9,200	9,200	9,200
Entergy Power Development Corporation-(Within System)	3.67%, unsecured promissory note, due on demand	10,000	10,000	10,000

Entergy Nuclear Generation Company
Entergy Nuclear Fitzpatrick, LLC-(Within System)	3.90%, unsecured promissory note, due 03-28-04	68,000	68,000	68,000

Entergy Nuclear Indian Point 2, LLC
Entergy Nuclear Fitzpatrick, LLC-(Within System)	3.89%, unsecured promissory note, due 05-23-08	20,000	20,000	20,000

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)
Entergy Nuclear Generation Company-(Within System)	3.89%, unsecured promissory note, due 05-23-08	8,000	8,000	8,000
Entergy Nuclear Indian Point 3 LLC-(Within System)	3.89%, unsecured promissory note, due 05-23-08	20,000	20,000	20,000

Entergy Nuclear Finance, Inc.
Entergy Nuclear Fitzpatrick, LLC-(Within System)	3.90%, unsecured promissory note, due 06-26-08	69,187	69,187	69,187
Entergy Nuclear Indian Point 3 LLC-(Within System)	3.89%, unsecured promissory note, due 06-26-08	36,192	36,192	36,192
Entergy Nuclear Investment Company- (Within System)	3.89%, unsecured promissory note, due 09-05-06	526,000	526,000	526,000
Entergy Nuclear Vermont Investment Company-(Within System)	3.89%, unsecured promissory note, due 07-30-07	174,484	174,484	174,484
Entergy Nuclear, Inc. -(Within System)	3.89%, unsecured promissory note, due 01-09-07	541	541	541

Entergy International Ltd. LLC
Entergy Nuclear Generation Company-(Within System)	3.89%, unsecured promissory note, due 06-22-04	19,394	19,394	19,394

Entergy Nuclear Vermont Yankee LLC
Entergy Nuclear Indian Point 3 LLC-(Within System)	3.89%, unsecured promissory note, due 05-23-08	5,000	5,000	5,000

Entergy Nuclear Holding Company #1
Entergy Nuclear New York Investment Company I-(Within System)	3.89%, unsecured promissory note, due 11-20-08	14,940	14,940	14,940
Entergy Nuclear New York Investment Company II-(Within System)	3.89%, unsecured promissory note, due 11-20-08	14,639	14,639	14,639

Entergy Nuclear Capital Management Corporation I
Entergy Power International Holding Corporation-(Within System)	3.39%, unsecured promissory note, due 01-01-08	382,500	382,500	382,500

Entergy Nuclear Capital Management Corporation II
Entergy Power International Holding Corporation-(Within System)	3.39%, unsecured promissory note, due 01-01-08	212,500	212,500	212,500

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)

Entergy Power Generation Corporation
Entergy Power Ventures LP -(Within System)	3.89%, unsecured promissory note, due on demand	1,626	1,626	1,626

Entergy Power Damhead Creek Holding II, Ltd.
Entergy Nuclear Finance Holding, Inc. -(Within System)	3.89%, unsecured promissory note, due 02-12-08	136,972	136,972	136,972

Entergy-Koch, LP
Entergy-Koch Trading Canada, ULC (Within system)
	Unsecured promissory note, due 02-20-08	6,809,043	6,809,043	6,809,043

Various Third Parties (Non-affiliates)
Entergy-Koch, LP (Entergy owns 50% of Entergy-Koch, LP.) (This represents the Issuer's debt)	6.92% Senior, unsecured notes, due 8-1-11	299,313	299,313	N/A

Various Third Parties (Non-affiliates)
Entergy-Koch, LP (Entergy owns 50% of Entergy-Koch, LP.) (This represents the Issuer's debt)	3.65% Senior, unsecured notes, due 8-20-06	202,408	202,408	N/A

Various Third Parties (Non-affiliates)
Entergy-Koch Trading, LP (Entergy owns 50% of Entergy-Koch Trading, Ltd.) (This represents the Issuer's debt)	Margin Facility Agreement, 1.85% average rate, facility expires 9-23-04	25,000	25,000	N/A

Barclays Bank PLC (Non-affiliates)
Entergy-Koch Trading, Ltd. (Entergy owns 50% of Entergy-Koch Trading, Ltd.) (This represents the Issuer's debt)	Short-Term Revolving Credit Facility, 1.84% average rate, facility expires 4-24-04	7,337	7,337	N/A

Various Third Parties (Non-affiliates)
RS Cogen LLC (Entergy owns 50% of RS Cogen LLC) (The outstanding amount represents the Issuer's debt)	2.515%, unsecured note, due 1-7-19	163,551	163,551	N/A

RS Cogen LLC (Entergy owns 50% of RS Cogen LLC) (The outstanding amount represents the Issuer's debt)	8.73%, unsecured note, due 10-15-22	75,000	75,000	N/A

RS Cogen LLC (Entergy owns 50% of RS Cogen LLC) (The outstanding amount represents the Issuer's debt)	5.66%, unsecured note, due 1-15-18	33,579	33,579	N/A

In addition to the foregoing, information with respect to secured and unsecured debt and preferred stock and other preferred securities issued by consolidated System Companies to third parties is reported in "Notes to Consolidated Financial Statements", Part II, Item 8 of Entergy's 2003 Form 10-K.

(9)	The following chart sets forth ownership information with respect to subsidiaries (including non-corporate subsidiaries) that are owned by more than one System Company.
Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
Entergy Solutions Ltd.
Entergy Retail Holding Company	99% Limited Partner Interest	100	36,831
Entergy Retail Texas, Inc.	1% General Partner Interest	-	367

Entergy Solutions Supply Ltd.
Entergy Retail Holding Company	99% Limited Partner Interest	100	30,369
Entergy Retail Texas, Inc.	1% General Partner Interest	-	307

Entergy Solutions Select, Ltd.
Entergy PTB Holding Company	99% Limited Partner Interest	-	27,973
Entergy Select LLC	1% General Partner Interest	100	771

Entergy Solutions Essentials Ltd.
Entergy PTB Holding Company	99% Limited Partner Interest	-	336
Entergy Select LLC	1% General Partner Interest	100	14

Entergy Solutions Cooling, LP
Entergy Solutions District Systems LLC	99.5% Limited Partner Interest	-	21,864
Entergy Solutions GP LLC	0.5% General Partner Interest	100	110

Entergy Nuclear FitzPatrick LLC
Entergy Nuclear New York Investment Company I	50% Member Interest	50	10,428
Entergy Nuclear New York Investment Company II	50% Member Interest	50	10,428

Entergy Nuclear Indian Point 3 LLC
Entergy Nuclear New York Investment Company I	50% Member Interest	50	13,055
Entergy Nuclear New York Investment Company II	50% Member Interest	50	13,055

EWO Marketing Holding, LLC
Entergy Corporation	20% Member Interest	20	484,859
Entergy Marketing Corporation	80% Member Interest	80	438,388

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
EWO Holdings LLC
Entergy UK Enterprises Limited	100 % Class B Member Interest	25	7,894
Entergy Power Development Corporation	100% Class A Member Interest	75	91,462
EP Edegel, Inc.	81,800 shares Class Member Interest	-	122,492

EKLP, LLC
EK Holding III LLC	50% Member Interest	50	6,867

Entergy-Koch, LP
EKLP, LLC	1% General Partner Interest	50	11,832
EK Holding II LLC	1% Limited Partner Interest	-	11,832
EK Holding I LLC	48.5% Limited Partner Interest	-	573,874

Entergy-Koch Trading, LP
EKT, LLC	1% General Partner Interest	50	306
Entergy-Koch, LP	99% Limited Partner Interest	-	30,245

Gulf Pines Pipeline Company, LP
Entergy-Koch, LP	99% Limited Partner Interest	-	**
GS Pipeline Company, LLC	1% General Partner Interest	50	**

GS Pipeline Company, LP
Entergy-Koch, LP	99% Limited Partner Interest	-	891,170
GS Pipeline Company, LLC	1% General Partner Interest	50	**

Gulf South Pipeline Company, LP
Entergy-Koch, LP	99% Limited Partner Interest	-	891,170
GS Pipeline Company, LLC	1% General Partner Interest	50	9,002

Northern Iowa Windpower, LLC
EWO Wind LLC	99% Member Interest	99	82,891

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
RS Cogen LLC
Entergy Power RS LLC	50% Member Interest	50	**

EN Services, L.P.
Entergy Investments Holding Company, Inc.	99% Limited Partner Interest	-	1
EN Services II Corporation	1% General Partner Interest	100	1

Entergy Power Ventures L.P.
Entergy Investments Holding Company, Inc.	99% Limited Partner Interest	-	226,334
Entergy Power Ventures Corporation I	1% General Partner Interest	-	**

Entergy Asset Management, Inc.
Entergy Global Trading Holdings Ltd	31,221.7 Class A Common Stock Shares	0.66	200
	2,500 Class B Common Stock Shares	25	25
Entergy Global Trading Holdings Ltd	4,759.1 Class A Preferred Stock Shares	-	717
EK Holding I LLC	1,689,888.1 Class A Common Stock Shares	35.55	216,718
Entergy Power Generation Corporation	1,844,171.5 Class A Common Stock Shares 278,905.4 Class A Preferred Stock Shares 248,520.3 Class B Preferred Stock Shares	38.79 - -	312,966 24,387 11,155

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
Entergy Power International Holdings Corporation
EWO Marketing Holding LLC	7,920 Common Stock Shares	95.9	518,265
Entergy Global Trading Holdings Ltd.	337 Common Stock Shares	4.1	23,158

EWO Marketing, LP
EWO GP LLC	1% General Partner Interest	100	76
EWO Marketing Holding LLC.	99% Limited Partner Interest	-	7,525

Entergy Power Generation Corporation
Entergy Global Investments, Inc.	206 ClassB Common Stock Shares	-	211,000
Entergy Corporation	1,000 Common Stock Shares	100	150,491

Entergy Power Development Corporation
Entergy Global Investments, Inc.	10,959	15	48,042
Entergy Corporation	63,000	81	193,573
Entergy Power Operations Corporation	3,605	5	**

Entergy Nuclear Holding Company #1
Entergy Global Investments, Inc.	1,000 Common Stock Shares	25	43,781
Entergy Corporation	3,000 Common Stock Shares	75	570,811

Maritza East 3 Operating Company A.D.
Entergy Power Netherlands Company BV	365	73	317
Maritza East III Power Company AD
Maritza East III Power Holding B.V	1,941,388	73	**

Maritza East III Power Holding B.V.
Entergy Power Bulgaria Ltd.	20,000	40	(2)

Entergy Europe Operations Ltd. (formerly Damhead Creek Holding Limited)
Entergy Power Damhead Creek Holding III, Ltd.	28,798,225	42.447	(164,196)
Entergy Power Hull, Ltd.	39,041,208	57.546	89,505
Entergy Power Damhead Creek Holding II, Ltd.	5,002.007		**

Entergy Power Damhead Creek Holding II, Ltd.
Entergy Power Damhead Creek Holding I, Ltd.	999	0.27	1
Entergy Power Hull Holding, Ltd.	316,000	83.82	104,141
Entergy Power Development Corporation	60,000	15.92	(6,315)

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
Entergy Power Hull, Ltd.
Entergy Power Damhead Creek Holding II, Ltd.	48,147	11.53	59,735
Entergy Power Operations Holdings Ltd	361,548	88.47	50,362

Entergy Power Operations Holdings Ltd
Entergy Power Damhead Finco 2	1	9.1	6,871
Entergy Power Development Corporation	10	90.9	40,596

Damhead Finance (Netherlands) B.V.
Damhead Finance (Netherlands Antilles) N.V.	396	99	**
Entergy Power Damhead Finco 1	4	1	(7)

Damhead Finance (Netherlands Antilles) N.V.
Damhead Finance, LDC	5,940	99	**
Entergy Power Damhead Finco 1	60	1	(46)

Damhead Finance LDC
Entergy Europe Operations, Ltd	1089	99	6,867
Entergy Power Damhead Finco 1	11	1	**

EWO Holdings, LLC
Entergy Power Development Corporation	100% Class A Member Interest	75	91,462
EP Edegel, Inc.	100% Class C Member Interest	-	122,492
Entergy UK Enterprises Ltd.	100% Class B Member Interest	25	7,894

Bom Jardim Energetica, LTDA.
Entergy Power BJE Holding, Ltd.	4,586,584	99.93	1,471
Entergy Power BJE Ltd.	3,483.08		**

Entergy Power Services Italia, S.r.L.
Sabinas Power Company BV	9,900	99	921
Entergy Power Netherlands Company BV	100	1	**

Entergy Power Rinnovabli S.r.L.
Sabinas Power Company BV	9,900	99	231
Entergy Power Netherlands Company BV	100	1	**

Entergy Power Development Italia S.r.L.
Sabinas Power Company BV	9,900	99	1,568
Entergy Power Netherlands Company BV	100	1	**

Entergy Power Projects Italia, S.r.L.
Sabinas Power Company BV	9,900	99	1,524
Entergy Power Netherlands Company BV	100	1	**

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
EntergyShaw, LLC
Entergy Power E & C Holdings, LLC	50% Member Interest	50	1,314

EntergyShaw Project Management, LP
EntergyShaw General Management LLC	0.1% General Partner Interest	100	**
EntergyShaw Investments of Nevada LLC	0.9% Limited Partner Interest	-	**
EntergyShaw Investments of Texas LLC	99% Limited Partner Interest	-	**

System Fuels, Inc
Entergy Arkansas, Inc.	70 Common Stock Shares	35	$7,000
Entergy Louisiana, Inc	66 Common Stock Shares	33	$6,000
Entergy Mississippi, Inc	38 Common Stock Shares	19	$3,800
Entergy New Orleans, Inc	26 Common Stock Shares	13	$2,600

**	Less than $1,000

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

There are no transactions to report under this item.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

On May 6, 2003, Entergy Arkansas issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $150,000,000, 5.40% Series, due May 1, 2018.

On June 25, 2003, Entergy Arkansas issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $115,000,000, 5.00% Series, due July 1, 2018.

On June 11, 2003, Entergy Arkansas issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $100,000,000, 5.90% Series, due June 1, 2033.

On July 31, 2003, Entergy New Orleans issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $70,000,000, 5.25% Series, due August 1, 2013.

On July 31, 2003, Entergy New Orleans issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $30,000,000, 3.875% Series, due August 1, 2008.

On June 9, 2003, Entergy Asset Management, Inc. issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $75,000,000 at any time outstanding. At December 31, 2003, the outstanding principal amount due on such note was $40,016,153, with the highest outstanding balance $40,016,153 being on December 31, 2003. This note was issued pursuant to the exemption provisions of Rule 52.

On February 12, 2003, Entergy Nuclear Finance Holdings, Inc. issued an unsecured note to Entergy Power Damhead Creek Holding II, Ltd. evidencing borrowings up to a maximum aggregate amount of $200,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $136,971,866, with the highest outstanding balance $136,971,866 being on December 31, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On February 12, 2003, Entergy Global Investments, Inc. issued an unsecured note to Entergy Power International Holdings Corporation evidencing borrowings up to a maximum aggregate amount of $500,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $297,986,566, with the highest outstanding balance $297,986,566 being on December 31, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On May 30, 2003, Entergy Operations Services, Inc. issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $800,000. At December 31, 2003, the outstanding principal amount due on such notes was $-0-, with the highest outstanding balance $800,000 being on December 10, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On November 18, 2003, Entergy District Energy Holdings LLC issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $25,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $23,857,315, with the highest outstanding balance $25,000,000 being on November 18, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On February 19, 2003, Entergy Nuclear Investment Company issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $350,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $225,345,672, with the highest outstanding balance $225,345,672 being on December 23, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On February 19, 2003, Entergy Nuclear Vermont Investment Company issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $150,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $125,948,902, with the highest outstanding balance $125,948,902 being on December 23, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On July 25, 2003, Entergy Nuclear Vermont Yankee LLC issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $20,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $18,000,000, with the highest outstanding balance $18,000,000 being on September 5, 2003. These notes were issued pursuant to the exemption provisions of Section 32.

On February 19, 2003, Entergy Nuclear Indian Point 2 LLC issued an unsecured note to Entergy Nuclear Capital Management Corporation I evidencing borrowings up to a maximum aggregate amount of $50,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $-0-, with the highest outstanding balance $-0- being on December 31, 2003. These notes were issued pursuant to the exemption provisions of Section 32.

On February 19, 2003, Entergy Nuclear Vermont Yankee LLC issued an unsecured note to Entergy Nuclear Capital Management Corporation II evidencing borrowings up to a maximum aggregate amount of $30,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $-0-, with the highest outstanding balance $-0- being on December 31, 2003. These notes were issued pursuant to the exemption provisions of Section 32.

On June 26, 2003, Entergy Nuclear Indian Point 3 LLC issued an unsecured note to Entergy Nuclear Finance, Inc. evidencing borrowings up to a maximum aggregate amount of $40,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $36,192,107, with the highest outstanding balance $36,192,107 being on July 1, 2003. These notes were issued pursuant to the exemption provisions of Section 32.

On June 26, 2003, Entergy Nuclear Fitzpatrick LLC issued an unsecured note to Entergy Nuclear Finance, Inc. evidencing borrowings up to a maximum aggregate amount of $75,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $69,187,217, with the highest outstanding balance $69,187,217 being on July 1, 2003. These notes were issued pursuant to the exemption provisions of Section 32.

On January 14, 2003, EWO Wind LLC issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $82,711,400. At December 31, 2003, the outstanding principal amount due on such notes was $82,711,400, with the highest outstanding balance $82,711,400 being on January 17, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On February 19, 2003, Entergy Power International Holding Corporation issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $50,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $10,286,306, with the highest outstanding balance $31,161,804 being on October 1, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On March 12, 2003, Entergy Global Investments, Inc. issued an unsecured note to Entergy Power Damhead Creek Holding II, Ltd. evidencing borrowings up to a maximum aggregate amount of $40,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $31,000,000, with the highest outstanding balance $31,000,000 being on March 12, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On March 12, 2003, Entergy Power Development Corporation issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $40,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $31,901,000, with the highest outstanding balance $31,901,000 being on June 2, 2003. These notes were issued pursuant to the exemption provisions of Section 33.

On March 13, 2003, Entergy Power Development Corporation issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $40,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $13,116,500, with the highest outstanding balance $17,807,246 being on December 9, 2003. These notes were issued pursuant to the exemption provisions of Section 33.

On March 24, 2003, EWO Marketing LP issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $6,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $6,000,000, with the highest outstanding balance $6,000,000 being on December 16, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On July 29, 2003, Entergy Power, Inc. issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $6,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $4,133,240, with the highest outstanding balance $4,987,500 being on September 16, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On October 30, 2003, Entergy Global Investments, Inc. issued an unsecured note to Entergy Power International Holdings Corporation evidencing borrowings up to a maximum aggregate amount of $25,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $15,551,117, with the highest outstanding balance $24,723,657 being on November 3, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On November 13, 2003, Entergy Europe Operations Ltd. issued an unsecured note to Entergy Global Investments, Inc. evidencing borrowings up to a maximum aggregate amount of $28,685,800. At December 31, 2003, the outstanding principal amount due on such notes was $-0-, with the highest outstanding balance $28,010,840 being on November 17, 2003. These notes were issued pursuant to the exemption provisions of Section 33.

On December 4, 2003, Entergy Global Investments, Inc. issued an unsecured note to Entergy International Investment #2 Ltd LLC evidencing borrowings up to a maximum aggregate amount of $79,599,000. At December 31, 2003, the outstanding principal amount due on such notes was $77,599,000, with the highest outstanding balance $77,599,000 being on December 1, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On September 9, 2003, Entergy Global Power Operations Corporation issued an unsecured note to EN Services I Corporation evidencing borrowings up to a maximum aggregate amount of $646,877. At December 31, 2003, the outstanding principal amount due on such notes was $-0-, with the highest outstanding balance $646,877 being on September 9, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On February 20, 2003 Entergy-Koch Trading Canada, ULC issued an unsecured note to Entergy-Koch, LP evidencing borrowings up to a maximum aggregate amount of $6,809,043. At December 31, 2003, the outstanding principal amount due on such notes was $6,809,043, with highest outstanding balance $6,809,043 being on February 20, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On August 21, 2003 Entergy-Koch, LP issued and sold Senior Notes to several financial institutions evidencing borrowings up to a maximum aggregate amount of $200,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $-0-. These notes were issued pursuant to the exemption provisions of Rule 52.

On September 25, 2003, Entergy-Koch Trading, LP issued an unsecured note to Societe Generale evidencing borrowings up to a maximum aggregate amount of $25,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $25,000,000, with highest outstanding balance $25,000,000 being on September 25, 2003. These notes were issued pursuant to the exemption provisions of Rule 52.

On September 25, 2003, Entergy-Koch, LP issued a guarantee in the amount of $30,000,000 to Societe Generale of the unsecured note issued by Entergy-Koch Trading, LP. This guarantee was issued to the exemption provisions of Rule 52.

On December 1, 2003 Entergy-Koch Trading, Ltd. entered into a money market and/or overdraft loan facility with Barclays Bank PLC £10,000,000. At December 31, 2003, the outstanding principal amount due on such notes was £4,099,056. This facility was entered into pursuant to the exemption provisions of Rule 52.

On December 19, 2003, Entergy-Koch, LP issued a guarantee in the amount of £10,000,000 to Barclays Bank PLC of the unsecured note issued by Entergy-Koch Trading, Ltd. This guarantee was issued to the exemption provisions of Rule 52.

On December 19, 2003 Entergy-Koch, LP issued an unsecured note to various financial institutions of $230,000,000. At December 31, 2003, the outstanding principal amount due on such notes was $-0-. These notes were issued pursuant to the exemption provisions of Rule 52.

On October 31, 2003 Entergy-Koch, LP entered into a letter of credit facility with The Royal Bank of Scotland in an aggregate amount of £40,000,000. At December 31, 2003, the outstanding amount of letters of credit was £19,309,188. This facility was entered into pursuant to the exemption provisions of Rule 52.

On December 1, 2003 Entergy-Koch, LP issued an unsecured note to Barclays Bank PLC of £25,000,000. At December 31, 2003, the outstanding amount of letters of credit under the facility was £15,073,384. These notes were issued pursuant to the exemption provisions of Rule 52.

Reference is hereby made to table in Item 1 and Footnote 8 for additional information regarding equity and debt securities issued by System companies.

In addition to the foregoing, as of December 31, 2003, Entergy Corporation had issued direct and indirect guarantees, assumptions of liability, sureties or indemnifications for the benefit of its various subsidiary companies in the aggregate amount of $32,852,039, pursuant to Rule 45(b)(6), as follows:

Entity Recording Benefit of ETR Indemnity	Amount of Indemnity	Explanation of Indemnity
Entergy Services, Inc.	$10,000,000	Arkansas WC Self Insurance/Ark. WC Commission
Entergy Mississippi, Inc.	$8,565,384	Carolyn Hayes Appeal Bond/Supreme Court State of MS
Entergy Louisiana, Inc	$650,000	City of Haynesville Appeal Bond/Second Judicial Court, Louisiana
Entergy Mississippi, Inc.	$665,000	Brenda Bolden Appeal Bond/Circuit Court Sunflower County, MS
Entergy Louisiana, Inc	$78,000	Dudley Pillow Appeal Bond/Sixth Judicial District Court, Louisiana
Entergy Nuclear Indian Point 2, LLC	$15,000	Town of Woodbury, NY/Special Use Permit Bond
Entergy Services, Inc.	$100,000	Worker's Compensation Self Insurance/State of Louisiana
Entergy Operations, Inc.	$100,000	Worker's Compensation Self Insurance/State of Louisiana
Entergy New Orleans, Inc.	$100,000	Worker's Compensation Self Insurance/State of Louisiana
Entergy Arkansas, Inc.	$200,000	Worker's Compensation Self Insurance/State of Arkansas
Entergy Services, Inc.	$200,000	Worker's Compensation Self Insurance/State of Arkansas
Entergy Operations, Inc.	$200,000	Worker's Compensation Self Insurance/State of Arkansas
Entergy Services, Inc.	$250,000	Worker's Compensation Self Insurance/State of Mississippi
System Energy Resources, Inc. & Entergy Operations, Inc.	$250,000	Worker's Compensation Self Insurance/State of Mississippi
Entergy Nuclear Generation Corporation	$300,000	Worker's Compensation Insurance Deductible Reimbursement
Entergy Mississippi, Inc.	$250,000	Worker's Compensation Self Insurance/State of Mississippi
Entergy Operations Services, Inc	$50,768	Modifications at Norman Street and Substation No. 2
Entergy Arkansas, Inc	$5,000	SAFECO Bond; License for tree cutting
Entergy Gulf States, Inc	$20,000	SAFECO Bond; Bond for Overweight vehicles
Entergy Mississippi, Inc	$5,000	SAFECO Bond; Right-of-Way
Entergy Services, Inc.	$25,000	SAFECO Bond; Third party administrator
Entergy Louisiana, Inc.	$25,000	SAFECO Bond; Work on Pontchartrain Levee
Entergy Services, Inc	$450,000	Washington, D.C. office lease, routine operational purposes
Entergy Nuclear Indian Point 2, LLC	$50,000	Village of Buchanan ( Construction of generation support building)
Entergy Louisiana, Inc.	$6,000	SAFECO Bond; Work on LaFourche Basin Levee
Entergy Arkansas, Inc	$500,000	SAFECO Bond; Right-of-Way

Entity Recording Benefit of ETR Indemnity	Amount of Indemnity	Explanation of Indemnity
Entergy Arkansas, Inc.	$5,000	SAFECO Bond; Excess size and weight on roads and highways
Entergy Gulf States, Inc	$2,000	SAFECO Bond; Excess size and weight on roads and highways
Entergy Louisiana, Inc.	$4,900,000	Wilfred Chaisson vs Entergy Louisiana, Inc
Entergy Nuclear Operating, Inc.	$500,000	Worker's Compensation Self-Insured Retention
Entergy Operations Services, Inc	$120,863	SAFECO Bond; Performance and Payment Bond for Jeff Parish
Entergy Operations Services, Inc.	$567,497	Performance Bond; Electrical Substation Expansion
Entergy Operations Services, Inc.	$179,027	Appeal Bond: Entergy Louisiana vs. Dwayne Gatlin
Entergy Services, Inc.	$2,500,000	Workman's Compensation Outstanding and Unpaid Claims Support
Entergy Services, Inc.	$1,000,000	Worker's Compensation Insurance Deductible Reimbursement
Entergy Operations Services, Inc.	$10,000	Contractor's License Bond for State of California
Entergy Operations Services, Inc.	$7,500	Bond of Qualifying Individual for the State of California
Total indemnification amount	$32,852,039

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

		Calendar Year 2003
	Name of Company	Number of Shares				Holding Company
Name of Issuer	Acquiring, Redeeming	or Principal Amount				Act Exemption or
and Security	or Retiring Securities	Acquired	Redeemed	Retired	Consideration	Release Number

ENTERGY CORPORATION
Common Stock	Entergy Corporation		$155,000		$8,135,365	Reg. 250.42

ENTERGY ARKANSAS
Long-Term Debt*	Entergy Arkansas	-	$215,000,000	$255,000,000	$470,000,000	Reg. 250.42

ENTERGY GULF STATES
Preferred Stock*	Entergy Gulf States	-	$57,000	-	$3,450,000	Reg. 250.42
Long-Term Debt*	Entergy Gulf States		$1,004,950,000	$33,000,000	$1,037,950,000	Reg. 250.42

ENTERGY LOUISIANA
Long-Term Debt*	Entergy Louisiana	-	$110,950,000	$185,415,914	$296,365,914	Reg. 250.42

ENTERGY MISSISSIPPI
Long-Term Debt*	Entergy Mississippi	-	$140,000,000	$190,000,000	$330,000,000	Reg. 250.42

ENTERGY NEW ORLEANS
Long-Term Debt*	Entergy New Orleans	-	$100,000,000	-	$100,000,000	Reg. 250.42
*	See annexed schedules (Exhibit F) which identify the amount acquired, redeemed or retired for each series or issue.

ITEM 5. INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

Part I	Investments In Persons Operating Within Retail Service Area of Owner
		Amount of
Name of Owner	Number of Persons and Description	Investment

Entergy Enterprises, Inc.	ECD Investments, LLC (A business development and finance organization serving poverty-stricken areas in western Mississippi, eastern Arkansas, and northeastern Louisiana)	$896,508

Entergy Louisiana, Inc.	ECD Investments, LLC BIDCO Corporation (a certified Louisiana Capital Company pursuant to R.S. 51:1922 et seq. and a licensed Louisiana Business and Industrial Corporation, pursuant to the Louisiana Business and Industrial Development Corporation Act, R.S. 51:2386 et seq.)	$1,500,000
Part II	Other Investments

	Name of Issuer and a Description		Number of Shares	% of Voting	Carrying Value

Entergy Arkansas	Capital Avenue Development Company (limited partnership engaged in the business of constructing, owing, maintaining, operating and leasing a 40-story commercial office building)	Limited Partnership Interest	N/A	-	$2,976,050

Entergy MHK Investments LLC	MyHomeKey.com, Inc. (Engaged in the business of owning/operating an internet portal, bringing together buyers and sellers of home products and services, including electricity and gas)	Series D preferred stock	2,394,526	-	-

Entergy Procurement Exchange Holding Corporation	Pantellos Corporation (An exempt telecommunications company)	Common stock ($0.01 par)	450,783	4.9	$5,633,170

Entergy-Koch Trading LP	Tradespark, L.P. (An energy-related company providing an electronic energy commodity marketplace for North America wholesale transactions in natural gas, electricity, coal, sulfur dioxide and nitrogen dioxide emission allowances and weather financial products)	Approximately 5.53% Limited Partner Interest	-	-	$2,500,000

Entergy Nuclear PFS Company	Private Fuel Storage, LLC (An energy-related company formed to finance and develop a spent nuclear fuel storage facility for use by its Member Companies, as well as, third parties to the extent of any excess storage capacity)	Approximately 12.9% Member Interest		9.9	$748,200

EGT Holding, Ltd.	Scottish & Southern Energy, plc (A FUCO operating in the U.K.)	Common stock	3,424		$38,006

Entergy-Koch Trading, LP	EnerSea LLC (an energy-related company developing transport systems for compressed natural gas)	0.98% member interest	-	-	$250,000

	Name of Issuer and a Description		Number of Shares	% of Voting	Carrying Value

Entergy Ventures Holding Company Inc	SourceOne, Inc. (An energy-related company providing support to commercial and industrial customers; provides power related due diligence, power master planning and power/commodity analysis/purchasing support)	Series A Preferred Stock	414,747	-	$996,084

Entergy Louisiana, Inc.	Louisiana Energy Services, L.P. (a limited partnership formed to develop a 1.5 million separative work unit (SWU)/year centrifuge uranium enrichment plant)	Approximately 3.97% Limited Partner Interest	-	-	$1,300,000

ITEM 6. OFFICERS AND DIRECTORS

ITEM 6. Part I - Names, Addresses, and Positions Held

ETR	=	Entergy Corporation
EAI	=	Entergy Arkansas, Inc.
EGSI	=	Entergy Gulf States, Inc.
ELI	=	Entergy Louisiana, Inc.
EMI	=	Entergy Mississippi, Inc.
ENOI	=	Entergy New Orleans, Inc.
ESI	=	Entergy Services, Inc.
ERHC	=	Entergy Retail Holding Company
EPE&C	=	Entergy Power E&C Corporation

As of December 31, 2003	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
J. Wayne Anderson 639 Loyola Avenue New Orleans, LA 70113							VP DGC
Kay Kelley Arnold 425 W. Capitol Little Rock, AR 72201							VP
Michael D. Bakewell 10055 Grogan's Mill Road The Woodlands, TX 77380							VP
Maureen S. Bateman 225 Franklin Street Boston, MA 02101	D
Jack T. Blakley 919 Congress Avenue Austin, TX 78701			VP
W. Frank Blount 15 Piedmont Center, Suite 100 Atlanta, GA 30305	D
Tracie L. Boutte 1600 Perdido Street New Orleans, LA 70112							VP
S.M. Henry Brown, Jr. 101 Constitution Avenue Washington, D.C. 20001							VP
Theodore Bunting 639 Loyola Avenue New Orleans, LA 70113		VP CFO	VP CFO	VP CFO	VP CFO	VP CFO	VP CFO
Douglas Castleberry 425 W. Capitol Little Rock, AR 72201								VP
Elaine E. Coleman 1600 Perdido Street New Orleans, LA 700112						VP
E. Renae Conley 4809 Jefferson Hwy. Jefferson, LA 70121			P CEO D	P CEO COB D
Robert L. Cushman 20 Greenway Plaza Houston, TX 77046							VP

As of December 31, 2003	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
George W. Davis 136 Fishers Shore Road Columbia, SC 29223	D
Simon deBree HET Overloon 1/6411 TE Heerlen, The Netherlands	D
James M. DeLong 10055 Grogans Mill Road The Woodlands, TX 77380							VP
Leo P. Denault 639 Loyola Avenue New Orleans, LA 70113							VP
Claiborne P. Deming 200 Peach Street El Dorado, AR 71730	D
Joan Dobrzynski 300 Delaware Avenue Wilmington, DE 19801								D
Joseph F. Domino 350 Pine Street Beaumont, TX 77701			P CEO COB D
Murphy A. Dreher 446 North Boulevard Baton Rouge, LA 70802			VP	VP			VP
Johnny D. Ervin| 639 Loyola Avenue New Orleans, LA 70113							VP
Haley R. Fisackerly 308 East Pearl Street Jackson, MS 39201					VP			VP
Tina J. Ford 300 Delaware, 9th Floor Wilmington, DE 19801									VP S
Kent R. Foster 425 W. Capitol Little Rock, AR 72201							VP
Robert C. Grenfell 308 E. Pearl Street Jackson, MS 39201					VP
Jerald V. Halvorsen 101 Constitution Avenue Washington D.C. 20001							VP
David C. Harlan 639 Loyola Avenue New Orleans, LA 70113							SVP
Curtis L. Hebert, Jr. 639 Loyola Avenue New Orleans, LA 70113	EVP						EVP
Randall W. Helmick 446 N. Boulevard Baton Rouge, LA 70802			VP	VP			VP

As of December 31, 2003	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380	SVP GTC	SVP GTC	SVP GTC	SVP GTC	SVP GTC	SVP GTC	SVP GTC
Alexis M. Herman 1333 H. Street NW W. Tower 9th Floor Washington, DC 20005	D
Donald C. Hintz 639 Loyola Avenue New Orleans, LA 70113	P	D	D	D	D	D	P COB D	D
Jill I. Israel 639 Loyola Avenue New Orleans, LA 70113							VP
Francis B. Jacobs, II 300 Delaware Avenue Suite 900 Wilmington, DE 19801								VP S
Neal W. Jansonius 425 W. Capitol Little Rock, AR 72203							VP
Ray J. Johnson, Jr. 639 Loyola Avenue New Orleans, LA 70113							VP CIO
John T. Kennedy 425 W. Capitol Little Rock, AR 72201		VP
Jeanne J. Kenney 639 Loyola Avenue New Orleans, LA 70113							VP
James F. Kenney 10055 Grogan's Mill Road Suite 300 The Woodlands, TX 77380							VP
Doris J. Krick 639 Isbell Road Reno, Nevada 89509									D
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113	SVP CAO	SVP CAO	SVP CAO	SVP CAO	SVP CAO	SVP CAO	SVP CAO
Peter H. Lendrum 639 Loyola Avenue New Orleans, LA 70113							VP
J. Wayne Leonard 639 Loyola Avenue New Orleans, LA 70113	CEO D						CEO
Michele L. Lopiccolo 639 Loyola Avenue New Orleans, LA 70113							VP
Robert v.d. Luft 639 Loyola Avenue New Orleans, LA 70113	COB D
William E. Madison 639 Loyola Avenue New Orleans, LA 70113	SVP	SVP	SVP	SVP	SVP	SVP	SVP

As of December 31, 2003	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
P. J. Martinez 639 Loyola Avenue New Orleans, LA 70113							VP
Phillip R. May 639 Loyola Avenue New Orleans, LA 70113							VP
Will L. Mayo 308 E. Pearl Street Jackson, MS 39201					VP
J. Parker McCollough 919 Congress Avenue Suite 740 Austin, TX 78701			VP
Hugh T. McDonald 425 W. Capitol Avenue Little Rock, AR 72201		P CEO COB D
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	VP T	VP T	VP T	VP T	VP T	VP T	P T D
Eduardo Melendreras 4809 Jefferson Hwy. Jefferson, LA 70121			VP	VP			VP
Nancy C. Morovich 639 Loyola Avenue New Orleans, LA 70113							VP
Kathleen A. Murphy 68 Saddle Rock Road Stamford, CT 06902	D
Paul W. Murrill 206 Sunset Blvd. Baton Rouge, LA 70808	D
James R. Nichols 50 Congress Street, Suite 832 Boston, MA 2109	D
James H. O'Brien 639 Loyola Avenue New Orleans, LA 70113							VP
Daniel F. Packer 1600 Perdido Street New Orleans, LA 70112						P COB D CEO
William A. Percy, III 1200 Old Leland Road Greenville, MS 38701	D
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113							VP	D P CEO
Dennis H. Reilley 39 Old Ridgebury Road Danbury, CT 06810	D
Peter P. Schneider 1340 Echelon Jackson, MS 39213							VP

As of December 31, 2003	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
Etienne Senac 10055 Grogan's Mill Road The Woodlands, TX 77380							VP
Carolyn C. Shanks 308 E. Pearl Street Jackson, MS 32901					P CEO COB D
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	SVP S GC	SVP S GC	SVP S GC	SVP S GC	SVP S GC	SVP S GC	SVP S GC	SVP CLO
Richard J. Smith 639 Loyola Avenue New Orleans, LA 70113	GP	D GP	D GP	D GP	D GP	D GP	D GP
Wm. Clifford Smith P.O. Box 2266 Houma, LA 70361	D
James Snider 308 E. Pearl Street Jackson, MS 39201									D
Bismark A. Steinhagen 3850 IS 10 South Beaumont, TX 77720-0037	D
Wade H. Stewart 4809 Jefferson Highway Jefferson, LA 70121			VP	VP			VP
O. H. "Bud" Storey, III 425 W. Capitol Little Rock, AR 72201							VP DGC
Steven K. Strickland 425 W. Capitol Little Rock, AR 72201		VP
Gary J. Taylor 1340 Echelon Jackson, MS 39213							EVP
T. Michael Twomey 4809 Jefferson Hwy. Jefferson, LA 70121			VP	VP
Donald W. Vinci 639 Loyola Avenue New Orleans, LA 70113							VP GA
Arthur E. F. Wiese 639 Loyola Avenue New Orleans, LA 70113							VP
C. John Wilder 639 Loyola Avenue New Orleans, LA 70113	EVP CFO	D	D	D	D	D	EVP CFO D
Steven V. Wilkinson N2660 Dinner Lake Road Land O'Lakes, WI 54540	D
John H. Zemanek 639 Loyola Avenue New Orleans, LA 70113							VP

COB	=	Chairman of the Board	CAO	=	Chief Accounting Officer
CEO	=	Chief Executive Officer	CFO	=	Chief Financial Officer
P	=	President	CIO	=	Chief Information Officer
P-FOT	=	President-Fossil Operations and Transmission	CNO	=	Chief Nuclear Officer
SVP	=	Senior Vice President	CPO	=	Chief Procurement Officer
EVP	=	Executive Vice President	CRO	=	Chief Risk Officer
VP	=	Vice President	T	=	Treasurer
D	=	Director	S	=	Secretary
GTC	=	General Tax Counsel	GC	=	General Counsel
DGC	=	Deputy General Counsel	CLO	=	Chief Legal Officer
GP	=	Group President
GA	=	General Auditor

SERI	=	System Energy Resources, Inc.	POGI	=	Prudential Oil and Gas, LLC
EOI	=	Entergy Operations, Inc.	VARI	=	Varibus, LLC
EPI	=	Entergy Power, Inc.	EPGHC	=	Entergy Power Gas Holdings Corp.
SFI	=	System Fuels, Inc.	GSG&T	=	GSG&T, Inc.
ERI	=	Entergy Resources, Inc.	SGRC	=	Southern Gulf Railway Company

As of December 31, 2003	SERI	EOI	EPI	SFI	ERI	POGI	VARI	EPGHC	GSG&T	SGRC
Donald M. Black 20 Greenway Plaza, #1025 Houston, TX 77046								D VP	VP
Gareth S. Brett 20 Greenway Plaza, #1025 Houston, TX 77046					D VP
William R. Campbell 1340 Echelon Parkway Jackson, MS 39213		SVP COO
Douglas R. Castleberry 425 West Capitol Avenue Little Rock, AR 72203			D P CEO		VP D
Robert J. Cushman 10055 Grogans Mill Rd. The Woodlands, TX 77380					D
Leo P. Denault 639 Loyola Avenue New Orleans, LA 70113							M
William A. Eaton Waterloo Road Port Gibson, MS 39150	VP	VP
Gerritt Ewing 20 Greenway Plaza, #1025 Houston, TX 77046					VP				VP
Jeffrey S. Forbes 1448 S R 33 Russellville, AR 72802	VP	VP
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380					SVP GTC	M			SVP GTC
Paul D. Hinnenkamp 5485 U. W. Hwy. 61 St. Francisville, LA 70775		VP
Donald C. Hintz 639 Loyola Avenue New Orleans, LA 70113	D	D		D					D	D
James F. Kenney 10055 Grogan's Mill Road Suite 300 The Woodlands, TX 77380				P CEO COB D		M			P CEO COB D	P CEO COB D
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113	SVP CAO			SVP CAO		M			SVP CAO	SVP CAO

As of December 31, 2003	SERI	EOI	EPI	SFI	ERI	POGI	VARI	EPGHC	GSG&T	SGRC
Stephen A. Lorio 639 Loyola Avenue New Orleans, LA 70113			VP
William E. Madison 639 Loyola Avenue New Orleans, LA 70113		SVP
John R. McGaha 1340 Echelon Pkwy Jackson, MS 39213		P
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	T	VP T	VP T	M	M	P T D	VP T	VP T
Frederick F. Nugent 20 Greenway Plaza Houston, TX 77046					VP S			S
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113					D P CEO
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113				SVP S					SVP S	SVP S
O. H. Storey, III 639 Loyola Avenue New Orleans, LA 70113			VP
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213	D COB P CEO	D COB CEO
Joseph Venable 17265 River Road Killona, LA 70066		VP
C. John Wilder 639 Loyola Avenue New Orleans, LA 70113	EVP CFO D	EVP CFO D		EVP CFO D		M			EVP CFO D	EVP CFO D
George A. Williams 1340 Echelon Parkway Jackson, MS 39213		VP

COB	=	Chairman of the Board	CAO	=	Chief Accounting Officer
CEO	=	Chief Executive Officer	CFO	=	Chief Financial Officer
P	=	President	COO	=	Chief Operating Officer
SVP	=	Senior Vice President	T	=	Treasurer
EVP	=	Executive Vice President	S	=	Secretary
VP	=	Vice President	GTC	=	General Tax Counsel
D	=	Director	GC	=	General Counsel
M	=	Manager	GP	=	Group President

EEI	=	Entergy Enterprises, Inc.
EOSI	=	Entergy Operations Services, Inc.
EHI	=	Entergy Holdings, LLC
ENI	=	Entergy Nuclear, Inc.
EPDC	=	Entergy Power Development Corporation
EPGC	=	Entergy Power Generation Corporation
EPEHC	=	Entergy Procurement Exchange Holding Corporation
EWO	=	EWO Marketing Holding LLC
EGTH	=	Entergy Global Trading Holdings LTD
ETUNO	=	Entergy Thermal - UNO, LLC

As of December 31, 2003	EEI	EOSI	EH	ENI	EPDC	EPGC	EPEHC	EWO	EGTH	ETUNO
Donald M. Black 20 Greenway Plaza Houston, TX 77046									VP
Gareth Brett Equitable House 47 King William Street London ECAR9JD, UK	P D CEO				D	D P			D P
John E. Carlson 1661 Gravier Street New Orleans, LA 70112										M
Douglas R. Castleberry 425 West Capitol Avenue Little Rock, AR 72203			VP			D EVP				VP M
Robert J. Cushman 20 Greenway Plaza Houston, TX 77046	VP
Leo P. Denault 639 Loyola Avenue New Orleans, LA 70113								P CEO	D VP
Joan Dobrzynski 300 Delaware Avenue Wilmington, DE 19801							D
Randy E. Dufour 110 James Drive West Saint Rose, LA 70087		VP D
Gerritt L. Ewing 20 Greenway Plaza Houston, TX 77046									VP
Haley R. Fisackerly 308 E. Pearl Street Jackson, MS 39201					D S VP
Turgay Gurun Equitable House 47 King William Street London EC4R 9JD, UK	VP
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380	SVP GTC
Donald C. Hintz 639 Loyola Avenue New Orleans, LA 70113	D	D P	M	D		D

As of December 31, 2003	EEI	EOSI	EH	ENI	EPDC	EPGC	EPEHC	EWO	EGTH	ETUNO
C. Randy Hutchinson 1340 Echelon Parkway Jackson, MS 39213				SVP
Francis B. Jacobs, II 300 Delaware Ave, 9th Floor Wilmington, DE 19801							VP S
Danny R. Keuter 1340 Echelon Parkway Jackson, MS 39213				VP
Thomas S. LaGuardia 148 New Milford Road East Bridgewater, CT 06752				VP
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113		SVP CAO	SVP CAO			CAO			SVP CAO
Jonathan Long Equitable House, 47 King William Street London EC4R 9JD, UK	VP								VP
Stephen A. Lorio 639 Loyola Avenue New Orleans, LA 70113	VP
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	VP T	VP T	T VP	VP T	VP T	T VP	D VP T	VP T
Robert A. Malone 20 Greenway Plaza Houston, TX 77046	VP
Elizabeth Martin 639 Loyola Avenue New Orleans, LA 70113								VP
Frederick F. Nugent 20 Greenway Plaza Houston, TX 77046	VP GC								S
Danny L. Pace 440 Hamilton Avenue White Plains, NY 10601				VP
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113	VP		P CEO				D P			P CEO M
Carolyn C. Shanks 200 South Lamar Jackson, MS 39201					D P CEO
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	SVP S	SVP S	SVP S	SVP S				SVP S		S
O. H. Storey, III 425 W. Capitol Avenue Little Rock, AR 72201						VP S

As of December 31, 2003	EEI	EOSI	EH	ENI	EPDC	EPGC	EPEHC	EWO	EGTH	ETUNO
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213				P D COB CEO
C. John Wilder 639 Loyola Avenue New Orleans, LA 70113	D	EVP CFO D	M	D

COB	=	Chairman of the Board	T	=	Treasurer
CEO	=	Chief Executive Officer	S	=	Secretary
COO	=	Chief Operating Officer	D	=	Director
P	=	President	CFO	=	Chief Financial Officer
SVP	=	Senior Vice President	GC	=	General Counsel
EVP	=	Executive Vice President	CDO	=	Chief Development Officer
VP	=	Vice President	GM	=	General Manager
			M	=	Manager

EGPOC	=	Entergy Global Power Operations Corporation
ETHC	=	Entergy Technology Holding Company
EDEH	=	Entergy District Energy Holdings, LLC
EIHL	=	Entergy International Holdings Ltd., LLC
EVHC	=	Entergy Ventures Holding Company Inc.
ENHC	=	Entergy Nuclear Holding Company
ENHC1	=	Entergy Nuclear Holding Company # 1.
ENHC2	=	Entergy Nuclear Holding Company # 2
EPTBH	=	Entergy PTB Holding Company
ENFHI	=	Entergy Nuclear Finance Holding Inc.

As of December 31, 2003	EGPOC	ETHC	EDEH	EIHL	EVHC	ENHC	ENHC1	ENHC2	EPTBH	ENFHI
Donald M. Black 20 Greenway Plaza Houston, TX 77046					D VP			D VP
Gareth Brett 20 Greenway Plaza Houston, TX 77046	D P					D VP
Douglas Castleberry 425 W. Capitol Little Rock, AR 72201		VP D	VP S M		VP		VP		D	VP D
Wanda Curry 20 Greenway Plaza Houston, TX 77046								D VP
Robert J. Cushman 20 Greenway Plaza Houston, TX 77046	VP					D
Leo Denault 639 Loyola Avenue New Orleans, LA 70113			VP M
Donald R. Denton 1340 Echelon Parkway Jackson, MS 39213							VP
Joan Dobrzynski 300 Delaware Avenue Wilmington, DE 19801							D		D
Gerritt L. Ewing 20 Greenway Plaza Houston, TX 77046					VP	VP
Dave C. Harlan 639 Loyola Avenue New Orleans, LA 70113					P CEO D			VP T D
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380	SVP GTC				SVP GTC	SVP GTC		SVP GTC
Donald C. Hintz 639 Loyola Avenue New Orleans, LA 70113						D	D
Francis B. Jacobs, II 300 Delaware Avenue Suite 900 Wilmington, DE 19801							VP		VP S
Michael R. Kansler 440 Hamilton Avenue White Plains, NY 10601								P CEO

As of December 31, 2003	EGPOC	ETHC	EDEH	EIHL	EVHC	ENHC	ENHC1	ENHC2	EPTBH	ENFHI
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113				SVP CAO
Jonathan E. Long 20 Greenway Plaza Houston, TX 77046	VP				D
Stephen A. Lorio 639 Loyola Avenue New Orleans, LA 70113	VP
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	VP T	VP T	VP T	VP T	VP T		VP T	VP T
Robert A. Malone 20 Greenway Plaza Houston, TX 77046	VP
Frederick F. Nugent 20 Greenway Plaza Houston, TX 77046	VP				VP S	VP
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113			P CEO						D P CEO
Denise R. Redmann 639 Loyola Avenue New Orleans, LA 70113								S
O. H. Storey, III 425 W. Capitol Little Rock, AR 72201		VP					VP			VP S D
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	SVP S D	SVP S		SVP S		SVP S	SVP S		SVP CLO
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213						P CEO D COB	P CEO D COB			P CEO D COB
C. John Wilder 639 Loyola Avenue New Orleans, LA 70113	EVP D	CFO P D		CFO P			D

COB	=	Chairman of the Board	CAO	=	Chief Accounting Officer
CEO	=	Chief Executive Officer	CFO	=	Chief Financial Officer
P	=	President	GC	=	General Counsel
EVP	=	Executive Vice President	GTC	=	General Tax Council
SVP	=	Senior Vice President	S	=	Secretary
VP	=	Vice President	D	=	Director
T	=	Treasurer
CLO	=	Chief Legal Officer

ITEM 6. Part II - Financial Connections

As of December 31, 2003

Name of Officer or Director (1)	Name and Location of Financial Institution (2)	Position Held in Financial Institution (3)	Applicable Exemption Rule (4)

Robert v.d. Luft	Stonebridge Bank West Chester, PA	Director	70(b)

Item 6. Part III (a) - Executive Compensation

Summary Compensation Table

The following table includes the Chief Executive Officers and the four other most highly compensated executive officers in office as of December 31, 2003, and up to two additional executive officers who would have been included in the table but retired or resigned during the year at Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Operations, Inc., Entergy Services, Inc., System Fuels, Inc., GSG&T, Inc., Prudential Oil and Gas LLC, Southern Gulf Railway Company, Varibus LLC, Entergy District Energy Holdings, LLC, Entergy Enterprises, Inc., Entergy Global Power Operations Corporation, Entergy Global Trading Holdings Ltd., Entergy Holdings Inc., Entergy International Holdings Ltd. LLC, Entergy Nuclear Finance Holding Inc., Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #1, Entergy Nuclear Holding Company #2, Entergy Nuclear Inc., Entergy Operations Services Inc., Entergy Power Inc., Entergy Power Development Corporation, Entergy Power E&C Corporation, Entergy Power Gas Holdings Corporation, Entergy Power Generation Corporation, Entergy Procurement Exchange Holding Corporation, Entergy PTB Holding Company, Entergy Resources Inc., Entergy Retail Holding Company, Entergy Technology Holding Company, Entergy Thermal-UNO LLC, Entergy Ventures Holding Company Inc., and EWO Marketing Holding LLC (collectively, the "Named Executive Officers"). This determination was based on total annual base salary and bonuses from all Entergy sources earned during the year 2003. See Item 6. Part I, "Names, Addresses, and Positions Held," above for information on the principal positions of the Named Executive Officers in the table below.

As shown in Item 6. Part I, most Named Executive Officers are employed by several Entergy companies. Because it would be impracticable to allocate such officers' salaries among the various companies, the table below includes aggregate compensation paid by all Entergy companies.

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary	Bonus	Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options	(a) LTIP Payouts	(b) All Other Comp.

S. Gareth Brett	2003	$319,341	$269,289	$19,318	(c)	11,000 shares	$134,959	$29,762
	2002	305,410	189,797	17,986	(c)	19,000	-	-
	2001	48,062	242,952	2,884	(c)	30,000	-	-

Douglas Castleberry	2003	$168,477	$35,000	$-	(c)	4,000 shares	$-	$7,864
	2002	161,811	75,000	-	(c)	12,000	-	10,296
	2001	156,700	12,000	831	(c)	-	-	6,734

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary	Bonus	Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options	(a) LTIP Payouts	(b) All Other Comp.

Michael P. Childers (e)	2003	$123,231	$ -	$6,137	(c)	- shares	$-	$3,434
	2002	356,648	117,200	6,075	(c)	50,000	-	10,712
	2001	342,052	210,833	3,125	(c)	45,500	-	5,214

E. Renae Conley	2003	$334,453	$200,000	$31,087	(c)	33,092 shares	$460,088	$15,413
	2002	321,500	320,000	88,946	(c)	40,000	331,114	15,211
	2001	308,769	486,186	46,240	(c)	34,600	-	10,742

Leo P. Denault	2003	$286,824	$217,402	$4,551	(c)	30,600 shares	$190,170	$13,308
	2002	275,834	210,000	15,750	(c)	20,500	153,202	13,041
	2001	265,967	299,000	12,375	(c)	16,300	-	7,253

Joseph F. Domino	2003	$265,626	$200,765	$46,480	(c)	10,500 shares	$190,170	$11,912
	2002	255,295	210,070	63,361	(c)	22,000	153,202	13,568
	2001	245,384	292,583	48,254	(c)	14,800	-	7,150

Frank F. Gallaher (e)	2003	$411,161	$277,441	$161,548	(c)	20,000 shares	$711,602	$7,177,066
	2002	450,461	471,679	118,763	(c)	60,000	583,156	30,294
	2001	432,828	524,828	161,787	(c)	60,000	-	16,574

David C. Harlan	2003	$248,769	$215,110	$35,982	(c)	19,000 shares	$361,936	$10,945
	2002	238,846	218,880	57,808	(c)	22,200	217,448	15,926
	2001	207,712	270,000	22,490	(c)	16,300	-	7,597

Curtis L. Hebert, Jr.	2003	$353,460	$283,218	$33,940	(c)	76,712 shares	$607,316	$16,560
	2002	336,692	353,276	120,212	(c)	60,000	276,752	-
	2001	100,000	280,000	46,133	$392,900 (c)(d)	58,500	-	66,492

Joseph T. Henderson	2003	$379,876	$463,008	$65,314	(c)	22,000 shares	$398,743	$16,909
	2002	360,231	436,000	57,377	(c)	51,900	247,100	15,970
	2001	287,694	502,500	45,450	(c)	22,200	-	8,757

Donald C. Hintz (f)	2003	$660,793	$605,115	$80,295	(c)	140,000 shares	$1,748,333	$33,797
	2002	629,423	754,800	206,963	(c)	160,000	1,408,470	34,318
	2001	599,423	779,000	198,321	(c)	160,000	-	21,605

Jerry D. Jackson (e)	2003	$173,362	$96,608	$171,278	(c)	10,000 shares	$582,778	$6,444,103
	2002	491,281	513,150	19,261	(c)	75,898	627,634	17,600
	2001	475,345	576,382	19,646	(c)	80,000	-	17,378

Michael R. Kansler	2003	$369,748	$287,601	$61,915	(c)	22,900 shares	$460,088	$25,670
	2002	342,788	353,724	59,336	(c)	34,600	360,766	15,963
	2001	319,231	486,021	11,351	(c)	40,000	-	12,261

James F. Kenney (f)	2003	$229,307	$138,422	$30,967	(c)	19,789 shares	$190,170	$10,751
	2002	226,776	135,105	28,378	(c)	15,000	153,202	12,029
	2001	217,538	220,459	20,685	(c)	15,500	-	7,938

J. Wayne Leonard	2003	$1,038,461	$1,197,800	$26,152	(c)	195,000 shares	$2,944,560	$73,639
	2002	962,500	1,450,400	5,257	(c)	330,600	2,372,160	20,517
	2001	897,500	1,684,800	3,709	$7,400,000(c)(d)	330,600	-	-

Hugh T. McDonald	2003	$264,201	$195,000	$32,276	(c)	21,199 shares	$190,170	$12,134
	2002	247,373	185,000	56,295	(c)	22,000	182,854	14,867
	2001	231,335	333,078	118,502	(c)	14,800	-	18,664

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary	Bonus	Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options	(a) LTIP Payouts	(b) All Other Comp.

Steven C. McNeal	2003	$210,166	$95,823	$23,571	(c)	8,000 shares	$190,170	$9,280
	2002	200,700	135,000	8,438	(c)	20,500	103,782	11,603
	2001	193,654	212,500	7,188	(c)	16,600	-	8,139

James M. Neikirk (e)	2003	$82,267	$-	$6,803	(c)	- shares	$-	$3,469
	2002	243,508	112,000	21,103	(c)	19,000	153,202	10,876
	2001	238,775	100,074	15,403	(c)	16,300	-	8,779

Daniel F. Packer	2003	$253,628	$190,000	$58,519	(c)	8,000 shares	$190,170	$3,204
	2002	244,776	95,000	17,705	(c)	20,000	153,202	13,469
	2001	228,209	262,881	15,410	(c)	14,800	-	7,055

Tom D. Reagan	2003	$224,798	$92,000	$17,918	(c)	8,000 shares	$122,690	$10,181
	2002	219,010	135,000	1,644	(c)	20,000	-	16,536
	2001	191,760	169,083	9,614	(c)	14,700	-	20,366

Geoffrey D. Roberts (e)	2003	$217,964	$-	$-	(c)	- shares	$-	$287,502
	2002	472,007	493,367	7,713	(c)	72,000	627,634	13,322
	2001	463,338	276,338	7,694	(c)	62,500	-	15,615

Carolyn C. Shanks	2003	$263,758	$195,000	$92,825	$152,160 (c)(d)	14,000 shares	$190,170	$12,132
	2002	252,478	200,000	77,460	(c)	20,000	153,202	14,138
	2001	241,085	287,672	17,140	(c)	14,800	-	7,206

Richard J. Smith	2003	$473,019	$380,867	$64,371	(c)	72,777 shares	$674,795	$23,128
	2002	443,269	466,200	28,862	(c)	95,000	454,664	20,699
	2001	368,269	510,000	33,604	(c)	50,000	-	12,654

Gary J. Taylor	2003	$394,615	$316,400	$78,575	(c)	26,900 shares	$539,836	$7,240
	2002	342,788	277,925	48,892	(c)	34,600	336,056	16,156
	2001	319,231	389,513	46,979	(c)	40,000	-	11,857

Michael G. Thompson (e)	2003	$276,555	$165,942	$57,839	(c)	26,826 shares	$601,181	$4,769,458
	2002	412,277	431,805	78,888	(c)	116,092	504,084	23,128
	2001	385,136	480,000	140,577	(c)	40,000	-	13,095

C. John Wilder (f)	2003	$568,731	$461,153	$153,373	(c)	80,000 shares	$779,082	$51,614
	2002	521,923	549,080	156,683	(c)	131,366	627,634	24,459
	2001	493,128	600,000	158,059	(c)	87,700	-	16,284

Jerry W. Yelverton (e)	2003	$166,849	$91,718	$170,607	(c)	10,000 shares	$582,778	$6,323,392
	2002	464,798	658,350	180,186	(c)	85,000	627,634	28,455
	2001	443,269	540,000	145,389	(c)	65,000	-	14,697

(a)	Amounts include the value of restricted units that vested in 2003 and 2002 (see note (c) below) under Entergy's Equity Ownership Plan.
(b)	Includes the following:

(1)

2003 benefit accruals under the Defined Contribution Restoration Plan as follows: Mr. Childers $443; Ms. Conley $6,504; Mr. Denault $4,308; Mr. Domino $2,912; Mr. Gallaher $10,902; Mr. Harlan $8,027; Mr. Hebert $7,560; Mr. Henderson $7,751; Mr. Hintz $24,797; Mr. Jackson $1,847; Mr. Kansler $23,307; Mr. Kenney $2,714; Mr. Leonard $64,639; Mr. McDonald $3,134; Mr. McNeal $2,362; Mr. Neikirk $503; Mr. Packer $3,204; Mr. Reagan $1,181; Mr. Roberts $1,768; Ms. Shanks $3,132; Mr. Smith $14,128; Mr. Taylor $3,731; Mr. Thompson $6,773; Mr. Wilder $42,614; and Mr. Yelverton $1,318.

(2)

2003 employer contributions to the System Savings Plan as follows: Mr. Castleberry $7,864; Mr. Childers $2,991; Ms. Conley $8,909; Mr. Denault $9,000; Mr. Domino $9,000; Mr. Gallaher $7,555; Mr. Harlan $2,918; Mr. Hebert $9,000; Mr. Henderson $9,158; Mr. Hintz $9,000; Mr. Kenney $8,037; Mr. Leonard $9,000; Mr. McDonald $9,000; Mr. McNeal $6,918; Mr. Neikirk $2,966; Mr. Reagan $9,000; Ms. Shanks $9,000; Mr. Smith $9,000; Mr. Taylor $3,509; Mr. Thompson $2,369; Mr. Wilder $9,000; and Mr. Yelverton $5,697.

(3)	2003 lump sum distributions under the System Executive Retirement Plan as follows: Mr. Gallaher $6,383,041, Mr. Jackson $6,442,256, Mr. Thompson $4,760,316, and Mr. Yelverton $6,316,377.
(4)	2003 severance benefits as follows: Mr. Gallaher $775,568 and Mr. Roberts $285,734.
(5)	2003 reimbursements for moving expenses as follows: Mr. Brett $29,762 and Mr. Kansler $2,363.

(c)

Performance unit (equivalent to shares of Entergy common stock) awards in 2003 are reported under the "Long-Term Incentive Plan Awards" table, and reference is made to this table for information on the aggregate number of performance units awarded during 2003 and the vesting schedule for such units. At December 31, 2003, the number and value of the aggregate performance unit holdings were as follows: Mr. Brett 10,200 units, $582,726; Mr. Castleberry 0 units; Mr. Childers 0 units; Ms. Conley 21,600 units, $1,234,008; Mr. Denault 10,200 units, $582,726; Mr. Domino 10,200 units, $582,726; Mr. Gallaher 16,100 units, $919,793; Mr. Harlan 21,400 units, $1,222,582; Mr. Hebert 45,334 units, $2,589,931; Mr. Henderson 21,600 units, $1,234,008; Mr. Hintz 87,400 units, $4,993,162; Mr. Jackson 9,000 units, $514,170; Mr. Kansler 21,600 units, $1,234,008; Mr. Kenney 10,200 units, $582,726; Mr. Leonard 194,400 units, $11,106,072; Mr. McDonald 10,200 units, $582,726; Mr. McNeal 10,200 units, $582,726; Mr. Neikirk 0 units; Mr. Packer 10,200 units, $582,726; Mr. Reagan 10,000 units, $571,300; Mr. Roberts 0 units; Ms. Shanks 13,200 units, $754,116; Mr. Smith 42,000 units, $2,399,460; Mr. Taylor 37,800 units, $2,159,514; Mr. Thompson 12,600 units, $719,838; Mr. Wilder 42,000 units, $2,399,460; and Mr. Yelverton 9,000 units, $514,170. Accumulated dividends are paid on performance units when vested. The value of performance unit holdings as of December 31, 2003 is determined by multiplying the total number of units held by the closing market price of Entergy common stock on the New York Stock Exchange Composite Transactions on December 31, 2003 ($57.13 per share). The value of units for which restrictions were lifted in 2003 and 2002, and the applicable portion of accumulated cash dividends, are reported in the LTIP payouts column in the above table.

(d)

In addition to the performance units granted under the Equity Ownership Plan, in September 2001 Mr. Hebert was granted 10,000 restricted units. 1/3 of the units vest on each September 1, 2002, 2003, and 2004 based on continued service with Entergy. Accumulated dividends will not be paid. In January 2001, Mr. Leonard was granted 200,000 restricted units. 50,000 of the restricted units vest on each of December 31, 2001, December 31, 2002, December 31, 2003 and December 31, 2004, based on continued service with Entergy. Accumulated dividends will not be paid on Mr. Leonard's restricted units when vested. Ms. Shanks was granted 3,000 restricted units in 2003. Restrictions will be lifted on 1,200 units in 2006 and the remaining 1,800 units in 2011, based on continued service with Entergy. Accumulated dividends will not be paid. The value these individuals may realize is dependent upon both the number of units that vest and the future market price of Entergy common stock.

(e)	Mr. Gallaher, Mr. Jackson, Mr. Thompson and Mr. Yelverton retired in 2003. Mr. Childers, Mr. Neikirk and Mr. Roberts resigned in 2003.
(f)	Mr. Hintz and Mr. Kenney retired effective April 2004. Mr. Wilder resigned effective February 2004.
(g)	Mr. Brett's compensation was converted from British Pounds to U.S. Dollars using the exchange rate published for the first day of each month.

Option Grants in 2003

The following table summarizes option grants during 2003 to the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options were granted to such officer.

					Potential Realizable
	Individual Grants				Value
	Number of	% of Total			at Assumed Annual
	Securities	Options			Rates of Stock
	Underlying	Granted to	Exercise		Price Appreciation
	Options	Employees	Price (per	Expiration	for Option Term(b)
Name	Granted (a)	in 2003	share) (a)	Date	5%	10%

S. Gareth Brett	11,000	0.4%	$44.45	1/30/13	$307,498	$779,260
Douglas Castleberry	4,000	0.1%	44.45	1/30/13	111,817	283,367
E. Renae Conley	24,000	0.8%	44.45	1/30/13	670,905	1,700,204
	9,092 (c)	0.3%	51.50	1/27/10	174,011	399,833
Leo P. Denault	9,800	0.3%	44.45	1/30/13	273,953	694,250
	470 (c)	0.0%	51.60	3/01/09	7,603	17,062
	8,330 (c)	0.3%	51.60	1/27/10	160,368	368,701
	3,604 (c)	0.1%	52.40	3/01/09	58,243	130,431
	676 (c)	0.0%	52.40	2/11/12	18,101	43,914
	7,720 (c)	0.3%	52.40	1/25/11	176,289	415,486
Joseph F. Domino	10,500	0.4%	44.45	1/30/13	293,521	743,839
Frank F. Gallaher	20,000	0.7%	44.45	1/30/13	559,087	1,416,837
David C. Harlan	19,000	0.7%	44.45	1/30/13	531,133	1,345,995
Curtis L. Hebert, Jr.	45,000	1.5%	44.45	1/30/13	1,257,946	3,187,883
	16,481 (c)	0.6%	45.60	9/01/11	387,081	940,504
	15,231 (c)	0.5%	55.00	2/11/12	416,622	1,005,498
Joseph T. Henderson	22,000	0.8%	44.45	1/30/13	614,996	1,558,521
Donald C. Hintz	80,000	2.7%	44.45	1/30/13	2,236,349	5,667,348
	20,000 (c)	0.7%	48.74	1/27/10	377,905	873,916
	20,000 (c)	0.7%	48.65	1/27/10	377,027	871,821
	20,000 (c)	0.7%	48.65	1/27/10	376,125	869,414
Jerry D. Jackson	10,000	0.3%	44.45	1/30/13	279,544	708,419
Michael R. Kansler	22,900	0.8%	44.45	1/30/13	640,155	1,622,278
James F. Kenney	7,000	0.2%	44.45	1/30/13	195,681	495,893
	1,289 (c)	0.0%	45.62	1/27/10	23,630	54,954
	1,191 (c)	0.0%	51.84	1/27/10	22,753	52,215
	5,693 (c)	0.2%	51.84	1/28/09	89,577	200,197
	4,616 (c)	0.2%	51.84	1/25/11	104,466	246,283
J. Wayne Leonard	195,000	6.6%	44.45	1/30/13	5,451,101	13,814,161
Hugh T. McDonald	12,000	0.4%	44.45	1/30/13	335,452	850,102
	9,199 (c)	0.3%	45.50	1/27/10	168,037	390,725
Steven C. McNeal	8,000	0.3%	44.45	1/30/13	223,635	566,735
Daniel F. Packer	8,000	0.3%	44.45	1/30/13	223,635	566,735
Tom D. Reagan	8,000	0.3%	44.45	1/30/13	223,635	566,735
Carolyn C. Shanks	14,000	0.5%	44.45	1/30/13	391,361	991,786
Richard J. Smith	50,000	1.7%	44.45	1/30/13	1,397,718	3,542,093
	7,560 (c)	0.3%	51.50	8/30/09	133,390	302,926
	7,577 (c)	0.3%	51.50	1/27/10	144,801	332,642
	7,640 (c)	0.3%	51.50	1/25/11	172,297	406,413
Gary J. Taylor	26,900	0.9%	44.45	1/30/13	751,972	1,905,646
Michael G. Thompson	20,000	0.7%	44.45	1/30/13	559,087	1,416,837
	6,826 (c)	0.2%	45.25	1/27/10	124,178	288,808
C. John Wilder	60,000	2.0%	44.45	1/30/13	1,677,262	4,250,511
	1,689 (c)	0.1%	52.45	1/28/09	26,950	60,249
	13,056 (c)	0.4%	52.45	1/27/10	252,857	580,444
	5,255 (c)	0.2%	52.45	1/25/11	120,538	284,260
Jerry W. Yelverton	10,000	0.3%	44.45	1/30/13	279,544	708,419

(a)

Options were granted on January 30, 2003, pursuant to the Equity Ownership Plan. All options granted on this date have an exercise price equal to the closing price of Entergy common stock on the New York Stock Exchange Composite Transactions on January 30, 2003. These options will vest in equal increments, annually, over a three-year period beginning in 2004.

(b)

Calculation based on the market price of the underlying securities assuming the market price increases over the option period and assuming annual compounding. The column presents estimates of potential values based on simple mathematical assumptions. The actual value, if any, a Named Executive Officer may realize is dependent upon the market price on the date of option exercise.

(c)

During 2003, Ms. Conley, Mr. Denault, Mr. Hebert, Mr. Hintz, Mr. Kenney, Mr. McDonald, Mr. Smith, Mr. Thompson and Mr. Wilder converted presently exercisable stock options into an equivalent total of phantom stock units and reload stock options. They accomplished this by exercising stock options, paying the exercise price for these options by surrendering shares of Entergy stock, and deferring the taxable gain into phantom stock units. Additional options, as indicated above, were granted pursuant to the reload feature of this "stock for stock" exercise method. Under the reload mechanism, eligible participants are granted an additional number of options equal to the number of shares surrendered to pay the exercise price. The reloaded stock options vest immediately and have an exercise price equal to the price of Entergy common stock on the New York Stock Exchange Composite Transactions on the date of exercise of the original options. The reloaded options retain the original grant's expiration date. The reload feature was removed from the Equity Ownership Plan as approved by the Stockholders in May 2003. Reloads are no longer available for options granted after February 13, 2003.

Aggregated Option Exercises in 2003 and December 31, 2003 Option Values

The following table summarizes the number and value of options exercised during 2003, as well as the number and value of all unexercised options held by the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options are held by such officer.

			Number of
			Securities Underlying		Value of Unexercised
			Unexercised Options		In-the-Money Options
	Shares Acquired	Value	as of December 31, 2003		as of December 31, 2003 (b)
Name	on Exercise	Realized (a)	Exercisable	Unexercisable	Exercisable	Unexercisable

S. Gareth Brett	16,333	$186,689	-	33,667	$ -	$524,358
Douglas Castleberry	4,000	49,852	-	12,000	-	174,240
Michael P. Childers	46,999	425,426	-	-	-	-
E. Renae Conley	20,000	570,000	52,991	62,201	939,374	948,238
Leo P. Denault	37,710	887,322	26,789	28,901	197,894	444,669
Joseph F. Domino	21,500	614,000	30,686	30,101	678,569	458,920
Frank F. Gallaher	143,167	2,172,012	-	-	-	-
David C. Harlan	34,833	682,195	-	39,234	-	578,818
Curtis L. Hebert, Jr.	39,500	404,260	51,212	104,500	585,363	1,551,095
Joseph T. Henderson	32,100	381,469	-	64,000	-	962,146
Donald C. Hintz	171,912	4,206,564	477,587	280,001	10,514,314	4,802,652
Jerry D. Jackson	219,296	2,754,258	28,031	-	324,371	-
Michael R. Kansler	43,866	607,989	6,000	59,301	92,640	914,940
James F. Kenney	23,845	462,864	22,983	22,167	246,315	347,172
J. Wayne Leonard	-	-	916,200	525,600	24,355,606	8,093,902
Hugh T. McDonald	31,101	715,185	26,398	31,601	418,808	477,940
Steven C. McNeal	21,991	420,443	6,833	27,201	105,502	423,858
James M. Neikirk	23,366	350,344	-	-	-	-
Daniel F. Packer	6,667	146,807	16,532	26,268	301,526	406,638
Tom D. Reagan	11,567	229,352	6,666	26,234	102,923	405,954
Geoffrey D. Roberts	140,666	1,626,751	-	-	-	-
Carolyn C. Shanks	-	-	23,199	32,268	529,070	482,718
Richard J. Smith	40,108	905,791	93,871	113,334	1,238,675	1,690,045
Gary J. Taylor	34,600	1,017,886	38,199	63,301	714,856	965,660
Michael G. Thompson	181,041	2,235,234	-	-	-	-
C. John Wilder	39,561	1,041,151	143,963	147,701	2,128,329	2,252,011
Jerry W. Yelverton	147,968	1,691,998	10,000	-	126,800	-

(a)	Based on the difference between the closing price of Entergy's common stock on the New York Stock Exchange Composite Transactions on the exercise date and the option exercise price.
(b)	Based on the difference between the closing price of Entergy's common stock on the New York Stock Exchange Composite Transactions on December 31, 2003, and the option exercise price.

Long-Term Incentive Plan Awards in 2003

The following Table summarizes the awards of performance units (equivalent to shares of Entergy common stock) granted under the Equity Ownership Plan in 2003 to the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no performance units were granted to such officer.

			Estimated Future Payouts Under Non-Stock Price-Based Plans (# of units) (a) (b)
Name	Number of Units	Performance Period Until Maturation or Payout	Threshold	Target	Maximum

S. Gareth Brett	6,000	1/1/03-12/31/05	800	3,000	6,000
E. Renae Conley	11,600	1/1/03-12/31/05	1,500	5,800	11,600
Leo P. Denault	6,000	1/1/03-12/31/05	800	3,000	6,000
Joseph F. Domino	6,000	1/1/03-12/31/05	800	3,000	6,000
Frank F. Gallaher	6,200	1/1/03-12/31/05	800	3,125	6,200
David C. Harlan	11,600	1/1/03-12/31/05	1,500	5,800	11,600
Curtis L. Hebert, Jr.	25,000	1/1/03-12/31/05	3,200	12,500	25,000
Joseph T. Henderson	11,600	1/1/03-12/31/05	1,500	5,800	11,600
Donald C. Hintz	49,400	1/1/03-12/31/05	6,200	24,700	49,400
Jerry D. Jackson	2,000	1/1/03-12/31/05	300	1,042	2,000
Michael R. Kansler	11,600	1/1/03-12/31/05	1,500	5,800	11,600
James F. Kenney	6,000	1/1/03-12/31/05	800	3,000	6,000
J. Wayne Leonard	80,400	1/1/03-12/31/05	10,100	40,200	80,400
Hugh T. McDonald	6,000	1/1/03-12/31/05	800	3,000	6,000
Steven C. McNeal	6,000	1/1/03-12/31/05	800	3,000	6,000
Daniel F. Packer	6,000	1/1/03-12/31/05	800	3,000	6,000
Tom D. Reagan	6,000	1/1/03-12/31/05	800	3,000	6,000
Carolyn C. Shanks	6,000	1/1/03-12/31/05	800	3,000	6,000
Richard J. Smith	25,000	1/1/03-12/31/05	3,200	12,500	25,000
Gary J. Taylor	23,800	1/1/03-12/31/05	3,000	11,942	23,800
Michael G. Thompson	4,100	1/1/03-12/31/05	600	2,083	4,100
C. John Wilder	25,000	1/1/03-12/31/05	3,200	12,500	25,000
Jerry W. Yelverton	2,000	1/1/03-12/31/05	300	1,042	2,000

(a)

Performance units awarded will vest at the end of a three-year period, subject to the attainment of approved performance goals for Entergy. Restrictions are lifted based upon the achievement of the cumulative result of these goals for the performance period. The value any Named Executive Officer may realize is dependent upon the number of units that vest, the future market price of Entergy common stock, and the dividends paid during the performance period.

(b)

The threshold, target, and maximum levels correspond to the achievement of 25%, 100%, and 200%, respectively, of Equity Ownership Plan goals. Achievement of a threshold, target, or maximum level would result in the award of the number of units indicated in the respective column. Achievement of a level between these three specified levels would result in the award of a number of units calculated by means of interpolation.

Pension Plan Tables

Retirement Income Plan Table

Annual
Covered	Years of Service
Compensation	15	20	25	30	35
$100,000	$22,500	$30,000	$37,500	$45,000	$52,500
200,000	45,000	60,000	75,000	90,000	105,000
300,000	67,500	90,000	112,500	135,000	157,500
400,000	90,000	120,000	150,000	180,000	210,000
500,000	112,500	150,000	187,500	225,000	262,500
750,000	168,750	225,000	281,250	337,500	393,750
1,000,000	225,000	300,000	375,000	450,000	525,000
1,250,000	281,250	375,000	468,750	562,500	656,250

All of the Named Executive Officers participate in a Retirement Income Plan, a defined benefit plan, that provides a benefit for employees at retirement from Entergy based upon (1) generally all years of service beginning at age 21 through termination, with a forty-year maximum, multiplied by (2) 1.5%, multiplied by (3) the final average compensation. Final average compensation is based on the highest consecutive 60 months of covered compensation in the last 120 months of service. The normal form of benefit for a single employee is a lifetime annuity and for a married employee is a 50% joint and survivor annuity. Other actuarially equivalent options are available to each retiree. Retirement benefits are not subject to any deduction for Social Security or other offset amounts. The amount of the Named Executive Officers' annual compensation covered by the plan as of December 31, 2003, is represented by the salary column in the Summary Compensation Table above.

The credited years of service under the Retirement Income Plan, as of December 31, 2003, for the following Named Executive Officers is as follows: Mr. Brett 2; Mr. Castleberry 19; Mr. Denault 4; Mr. Domino 30; Mr. Harlan 28; Mr. Henderson 4; Mr. Leonard 5; Mr. McDonald 20; Mr. McNeal 21; Mr. Neikirk 4; Mr. Packer 21; Mr. Reagan 23; Mr. Roberts 3; and Ms. Shanks 18. The credited years of service under the Retirement Income Plan, as of December 31, 2003 for the following Named Executive Officers, as a result of entering into supplemental retirement agreements, is as follows: Mr. Childers 12; Ms. Conley 21; Mr. Hebert 15; Mr. Hintz 32; Mr. Kansler 24; Mr. Kenney 25; Mr. Smith 27; Mr. Taylor 22; and Mr. Wilder 20. Mr. Gallaher, Mr. Jackson, Mr. Thompson and Mr. Yelverton retired in 2003 with 33, 23, 27, and 23 years of service, respectively.

The maximum benefit under the Retirement Income Plan is limited by Sections 401 and 415 of the Internal Revenue Code of 1986, as amended; however, certain companies have elected to participate in the Pension Equalization Plan sponsored by Entergy Corporation. Under this plan, certain executives, including the Named Executive Officers, would receive an additional amount equal to the benefit that would have been payable under the Retirement Income Plan, except for the Sections 401 and 415 limitations discussed above.

In addition to the Retirement Income Plan discussed above, certain companies participate in the Supplemental Retirement Plan of Entergy Corporation and Subsidiaries (SRP) and the Post-Retirement Plan of Entergy Corporation and Subsidiaries (PRP). Participation is limited to one of these two plans and is at the invitation of a participating employer. The participant may receive from the appropriate Entergy company a monthly benefit payment not in excess of .025 (under the SRP) or .0333 (under the PRP) times the participant's average base annual salary (as defined in the plans) for a maximum of 120 months. Mr. Harlan, Mr. Hintz, Mr. Packer and Mr. Yelverton have entered into a Supplemental Retirement Plan participation contract, and Mr. Gallaher and Mr. Jackson have entered into Post-Retirement Plan participation contracts. Current estimates indicate that the annual payments to each Named Executive Officer under the above plans would be less than the payments to that officer under the System Executive Retirement Plan discussed below.

System Executive Retirement Plan Table (1)

Annual
Covered	Years of Service
Compensation	10	15	20	25	30+
$250,000	$75,000	$112,500	$125,000	$137,500	$150,000
500,000	150,000	225,000	250,000	275,000	300,000
750,000	225,000	337,500	375,000	412,500	450,000
1,000,000	300,000	450,000	500,000	550,000	600,000
1,250,000	375,000	562,500	625,000	687,500	750,000
1,500,000	450,000	675,000	750,000	825,000	900,000
2,000,000	600,000	900,000	1,000,000	1,100,000	1,200,000

(1)

Covered pay includes the average of the highest three years of annual base pay and incentive awards earned by the executive during the ten years immediately preceding his retirement. Benefits shown are based on a target replacement ratio of 50% based on the years of service and covered compensation shown. The benefits for 10, 15, and 20 or more years of service at the 45% and 55% replacement levels would decrease (in the case of 45%) or increase (in the case of 55%) by the following percentages: 3.0%, 4.5%, and 5.0%, respectively.

In 1993, Entergy Corporation adopted the System Executive Retirement Plan (SERP). This plan was amended in 1998. Certain of the companies are participating employers in the SERP. The SERP is an unfunded defined benefit plan offered at retirement to certain senior executives, which would currently include all the Named Executive Officers (except for Mr. Brett, Mr. Castleberry, Mr. Childers and Mr. Leonard). Participating executives choose, at retirement, between the retirement benefits paid under provisions of the SERP or those payable under the SRP or PRP discussed above. The plan was amended in 1998 to provide that covered pay is the average of the highest three years annual base pay and incentive awards earned by the executive during the ten years immediately preceding his retirement. Benefits paid under the SERP are calculated by multiplying the covered pay times target pay replacement ratios (45%, 50%, or 55%, dependent on job rating at retirement) that are attained, according to plan design, at 20 years of credited service. The target ratios are increased by 1% for each year of service over 20 years, up to a maximum of 30 years of service. In accordance with the SERP formula, the target ratios are reduced for each year of service below 20 years. The credited years of service under this plan are identical to the years of service for the Named Executive Officers (other than Ms. Conley, Mr. Hebert, Mr. Kansler, Mr. Kenney, Mr. Smith, Mr. Taylor and Mr. Wilder) disclosed above in the section entitled "Pension Plan Tables-Retirement Income Plan Table". The credited years of service under the SERP for the above individuals are as follows: Ms. Conley 4; Mr. Hebert 2; Mr. Kansler 15; Mr. Kenney 13; Mr. Smith 4; Mr. Taylor 13; and Mr. Wilder 5. Mr. Gallaher, Mr. Jackson, Mr. Thompson and Mr. Yelverton retired in 2003 with 33, 30, 22 and 30 years of credited service under the plan, respectively.

The amended plan provides that a single employee receives a lifetime annuity and a married employee receives the reduced benefit with a 50% surviving spouse annuity. Other actuarially equivalent options are available to each retiree. SERP benefits are offset by any and all defined benefit plan payments from Entergy. SERP benefits are not subject to Social Security offsets.

Eligibility for and receipt of benefits under any of the executive plans described above are contingent upon several factors. The participant must agree, without the specific consent of the Entergy company for which such participant was last employed, not to take employment after retirement with any entity that is in competition with, or similar in nature to, any Entergy company. Eligibility for benefits is forfeitable for various reasons, including violation of an agreement with a participating employer, certain resignations of employment, or certain terminations of employment without company permission.

Compensation of Directors

Directors who are Entergy officers do not receive any fee for service as a director. Each non-employee director receives a fee of $1,500 for attendance at Board meetings, $1,000 for attendance at committee meetings scheduled in conjunction with Board meetings and $2,000 for attendance at committee meetings not scheduled in conjunction with a Board meeting. If a director attends a meeting of a committee on which that director does not serve as a member, he or she receives one-half of the fee of an attending member. Directors also receive $1,000 for participation in any inspection trip or conference not held in conjunction with a Board or committee meeting. In addition, the committee chairpersons of the Audit Committee and Nuclear Committee are paid an additional $10,000 annually and the committee chairpersons of the Personnel Committee, Corporate Governance Committee and Finance Committee are paid an additional $5,000 annually. Directors receive only one-half the fees set forth above for telephone attendance at Board or committee meetings. All non-employee directors receive on a quarterly basis 150 shares of Common Stock and one-half the value of the 150 shares in cash. In 2003, Mr. Luft was paid $200,000 plus 37,000 stock options (granted at market price) to serve as Chairman of the Board. The non-employee Directors have the opportunity to receive annually an executive physical examination either from their local physician or at the Mayo Clinic's Jacksonville, Florida location. The Corporation will pay the cost of the physical examination, and, if at Mayo, travel and living expenses. Non-employee Directors are reimbursed for all normal travel and expenses associated with attending Board and committee meetings as well as inspection trips and conferences associated with their Board duties.

All non-employee directors are credited with 800 "phantom" shares of Common Stock for each year of service on the Board. The "phantom" shares vest after five years of service on the Board and are credited to a specific account for each director that is maintained solely for accounting purposes. After separation from Board service, these directors receive an amount in cash equal to the value of their accumulated "phantom" shares. Payments are made in at least five but no more than 15 annual payments. Each "phantom" share is assigned a value on its payment date equal to the value of a share of Common Stock on that date. Dividends are earned on each "phantom" share from the date of original crediting.

Doris Krick and Joan Dobrzynski are directors at one or more of the Entergy subsidiaries. Entergy pays an external company a fee to perform various corporate functions for the subsidiaries at which Ms. Krick or Ms. Dobrzynski serve as directors. Ms. Krick and Ms. Dobrzynski are salaried employees of this external company. Apart from their salaries, Ms. Krick and Ms. Dobrzynski are not compensated separately for their service on the boards of the subject Entergy subsidiaries. The remaining Entergy subsidiaries currently have no non-employee directors, and none of their current directors are compensated for their responsibilities as directors.

Retired non-employee directors of Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans with a minimum of five years of service on the respective Boards of Directors are paid $200 a month for a term of years corresponding to the number of years of active service as directors. Retired non-employee directors with over ten years of service receive a lifetime benefit of $200 a month. Years of service as an advisory director are included in calculating this benefit. System Energy has no retired non-employee directors.

Retired non-employee directors of Entergy Gulf States receive retirement benefits under a plan in which all directors who served continuously for a period of years will receive a percentage of their retainer fee in effect at the time of their retirement for life. The retirement benefit is 30 percent of the retainer fee for service of not less than five nor more than nine years, 40 percent for service of not less than ten nor more than fourteen years, and 50 percent for fifteen or more years of service. Benefits are reduced for those directors who retired prior to the retirement age. The plan also provides disability retirement and optional hospital and medical coverage if the director has served at least five years prior to the disability. The retired director pays one-third of the premium for such optional hospital and medical coverage and Entergy Gulf States pays the remaining two-thirds. Years of service as an advisory director are included in calculating this benefit.

Before Entergy Gulf States, Inc. became a subsidiary of Entergy, it established a deferred compensation plan for its officers and non-employee directors. A director could defer a maximum of 100% of his salary, and an officer could defer up to a maximum of 50% of his salary. Both Dr. Murrill, as an officer, and Mr. Steinhagen, as a director, deferred their salaries. The directors' right to receive this deferred compensation is an unsecured obligation of the Corporation, which accrues simple interest compounded annually at the rate set by Entergy Gulf States, Inc. in 1985. In addition to payments received prior to 1997, on January 1, 2000, Dr. Murrill began to receive his deferred compensation plus interest in equal installments annually for 15 years. Beginning on the January 1 after Mr. Steinhagen turns 70, he will receive his deferred compensation plus interest in equal installments annually for 10 years.

On certain occasions, the Corporation provides personal transportation services for the benefit of non-employee directors. During 2003, the value of such transportation services provided by Entergy Corporation to all directors was approximately $10,138.

Executive Retention and Employment Agreements and Change-in-Control Arrangements

Upon completion of a transaction resulting in a change-in-control of Entergy (a "Merger"), benefits already accrued under Entergy's System Executive Retirement Plan, Post-Retirement Plan, Supplemental Retirement Plan and Pension Equalization Plan will become fully vested if the participant is involuntarily terminated without "cause" or terminates employment for "good reason" (as such terms are defined in such plans).

Retention Agreement with Mr. Leonard - The retention agreement with Mr. Leonard, as amended effective March 8, 2004, provides that upon a termination of employment while a Merger is pending (a) by Entergy without "cause" or by Mr. Leonard for "good reason", as such terms are defined in the agreement, other than a termination of employment described in the next paragraph, or (b) by reason of Mr. Leonard's death or disability:

  Entergy will pay to him a lump sum cash severance payment equal to 2.99 times the sum of Mr. Leonard's base salary and target annual incentive award; in no event will the cash severance payment exceed 2.99 times the sum of Mr. Leonard's base salary and applicable annual incentive award;

  Entergy will pay to him a pro rata annual incentive award, based on an assumed maximum annual achievement of applicable performance goals;

  his supplemental retirement benefit will fully vest, will be determined as if he had remained employed with Entergy until the attainment of age 55, and will commence upon his attainment of age 55;

  he will be entitled to immediate payment of performance awards, based upon an assumed target achievement of applicable performance goals;

  all of his stock options will become fully vested and will remain outstanding for their full ten-year term; and

  Entergy will pay to him a "gross-up" payment in respect of any excise taxes he might incur.

If Mr. Leonard's employment is terminated by Entergy for "cause" at any time, or by Mr. Leonard without "good reason" and without Entergy's permission prior to his attainment of age 55, Mr. Leonard will forfeit his supplemental retirement benefit. If Mr. Leonard's employment is terminated by Mr. Leonard without "good reason" with Entergy's permission prior to his attainment of age 55, Mr. Leonard will be entitled to a supplemental retirement benefit, reduced by 6.5% for each year that the termination date precedes his attainment of age 55, payable commencing upon Mr. Leonard's attainment of age 62. If Mr. Leonard's employment is terminated by Mr. Leonard without "good reason" following his attainment of age 55, Mr. Leonard will be entitled to his full supplemental retirement benefit. The amounts payable under the agreement will be funded in a rabbi trust.

Retention Agreement with Mr. Denault - The retention agreement with Mr. Denault provides that if he resigns his employment for good reason due to a change of control, he is immediately vested in his accrued benefits under the System Executive Retirement Plan, and he is entitled to a lump-sum parachute payment equal to the lower of: (i) 2.99 times his average five-year (or period of actual employment if less than five years) base salary and annual incentive pay or (ii) 2.99 times his "base amount," which is equal to the maximum amount that can be paid without the payment becoming subject to the excise tax within the meaning of Section 280G(b)(1) of the Internal Revenue Code.

Employment Agreement with Mr. Gallaher - Mr. Gallaher retired from full-time active employment on October 31, 2003. The employment agreement between Mr. Gallaher and his Entergy employer provides that, upon retirement, and in addition to the normal post-retirement benefits for which he is eligible, Entergy will pay to Mr. Gallaher a severance payment equal to his gross annual salary plus one week's pay for every year of continuous Entergy service, which amount shall not exceed twice his gross annual compensation ("Severance Benefit"), in exchange for a release of claims in favor of Entergy. The severance benefit shall be payable, at the election of Mr. Gallaher, as either a lump sum cash payment or in biweekly installments. He shall also be entitled to benefits under Entergy's Post Retirement Plan or System Executive Retirement Plan in accordance with the terms of such plans. Entergy will reimburse Mr. Gallaher for the household moving expenses associated with the move, prior to September 30, 2004, of his primary residence to another location in the Continental United States under the terms of Entergy's relocation policy.

Employment Agreement with Mr. Hebert - The employment agreement with Mr. Hebert became effective on September 1, 2001 and provides for his continued employment until September 1, 2004. Upon execution, Mr. Hebert received stock option grants, restricted unit grants and a cash signing bonus, all of which vest over the term of the agreement, and became eligible to participate in a number of executive plans. During the term of the agreement, Mr. Hebert may resign, or Entergy may terminate him for "cause," as defined in the agreement. In either of those events, Mr. Hebert is due no additional compensation or benefits under the agreement. If there is a "change in control" before September of 2004, he remains eligible for benefits under the System Executive Continuity Plan. If Mr. Hebert resigns for "good reason," as defined in the agreement, or Entergy terminates him without cause, he receives a cash payment equal to two years of base salary and the retention of his signing bonus, which would otherwise be repayable upon early termination. On September 1, 2004, the term of this agreement ends, and the employment converts to an at-will employment relationship, terminable at any time by either party with or without cause.

Retention agreement with Mr. Hintz - The retention agreement with Mr. Hintz provides that Mr. Hintz will be paid an initial retention payment of approximately $2.8 million on the date on which a Merger is completed and an additional retention payment of approximately $2.3 million on the second anniversary of the completion of a Merger if he remains employed on each of those dates. The agreement also provides that upon termination of employment while a Merger is pending and for two years after completion (a) by Mr. Hintz for "good reason" or by Entergy without "cause", as such terms are defined in the agreement or (b) by reason of Mr. Hintz's death or disability:

  Entergy will pay to him a lump sum cash severance payment equal to $2.8 million if such termination occurs prior to completion of a Merger or equal to $2.3 million if such termination occurs following completion of a Merger;

  Entergy will pay to him a pro rata annual incentive award, based on an assumed maximum achievement of applicable performance goals, if such termination occurs following completion of a Merger;

  he will be entitled to immediate payment of performance awards based upon an assumed target achievement of applicable performance goals, if such termination occurs prior to completion of a Merger, or based upon an assumed maximum achievement of applicable performance goals, if such termination occurs following completion of a Merger;

  all of his stock options will become fully vested and will remain outstanding for their full ten-year term;

  he will be entitled to receive a supplemental retirement benefit that, when combined with Mr. Hintz's SERP benefit, equals the benefit he would have earned under the terms of the SERP as in effect immediately prior to March 25, 1998; and

  Entergy will pay to him a "gross-up" payment in respect of any excise taxes he might incur.

Retention Agreement with Mr. Jackson - Mr. Jackson retired from full-time active employment on March 31, 2003. The retention agreement with Mr. Jackson provides that upon retirement in accordance with the agreement, Mr. Jackson: (a) will be entitled to a subsidized retirement benefit equal to the applicable nonqualified retirement benefit payable to Mr. Jackson without reduction for early retirement ("Subsidized Retirement Benefit"); and (b) may enter into a consulting arrangement with Entergy through March 31, 2005, under terms and conditions set forth in the agreement. Mr. Jackson is entitled to certain benefits, as described in the agreement, in the event of a change in control (as defined in the System Executive Continuity Plan) after which Entergy or its successor company fails to honor Mr. Jackson's consulting arrangement.

Employment Agreement with Ms. Shanks - The employment agreement with Ms. Shanks provides for her continued employment until 2011. During this period, Ms. Shanks will continue to participate in all executive plans, programs, and arrangements for which she is eligible. In October of 2011, Ms. Shanks will become a special project coordinator of Entergy Mississippi or another Entergy System company until 2016. During her tenure as special project coordinator, Ms. Shanks will continue to receive her same rate of annual base salary in effect immediately prior to her assumption of this post, but will forfeit an amount sufficient to fund this salary from amounts that would otherwise be credited to her non-qualified deferral accounts. Commencing in October of 2016, Ms. Shanks will be eligible to retire with all of the post-retirement compensation and benefits for which she is eligible.

During the term of the agreement, Ms. Shanks may resign, or Entergy may terminate her for "cause," as defined in the agreement. In either of those events, Ms. Shanks is due no additional compensation or benefits under the agreement. If there is a "change in control" before October of 2011, she remains eligible for benefits under the System Executive Continuity Plan. If the change in control occurs while Ms. Shanks is a special project coordinator, and Entergy's obligations under this agreement are breached, she receives:

  a cash payment equal to her remaining unpaid base salary;

  all other benefits to which she would be entitled had she remained employed until the conclusion of the term of the agreement; and

  all legal fees and expenses incurred in disputing in good faith any term of the agreement.

Retention agreement with Mr. Smith - The retention agreement with Mr. Smith provides that Mr. Smith will be paid a retention payment of approximately $525,000 on each of the first three anniversaries of the date on which a Merger is completed, if he remains employed on each of those dates. The agreement also provides that upon termination of employment while a Merger is pending and for three years after completion (a) by Mr. Smith for "good reason" or by Entergy without "cause", as such terms are defined in the agreement or (b) by reason of Mr. Smith's death or disability:

  Entergy will pay to him a lump sum cash severance payment equal to the unpaid installments, if any, of the retention payments described above;

  he will be entitled to immediate payment of performance awards based upon an assumed target achievement of applicable performance goals;

  all of his stock options will become fully vested and will remain outstanding for their full ten-year term;

  Entergy will pay to him a "gross-up" payment in respect of any excise taxes he might incur.

Retirement Agreement with Mr. Thompson - The retirement agreement with Mr. Thompson provides that following his retirement, and if certain conditions are met, Mr. Thompson will provide consulting services to Entergy for a 2-year period for an annual cash consulting fee equal to the highest annual base salary paid to him by Entergy prior to retirement. The agreement also provides that following Mr. Thompson's retirement, Entergy will supplement the nonqualified retirement benefit he elects to receive under either the System Executive Retirement Plan or the Pension Equalization Plan so that the total benefit he receives is equal to the benefit he would have received under the applicable plan without application of a discount rate for early retirement.

Retention Agreement with Mr. Wilder - Mr. Wilder voluntarily resigned from Entergy employment effective February 20, 2004. The retention agreement Mr. Wilder previously entered into with Entergy provides, among other things, for payments to be made to him upon termination of employment in certain circumstances in connection with a Merger or otherwise, subject to the terms and conditions of the agreement. In certain circumstances, Mr. Wilder would be entitled to a lump sum cash severance payment equal to three times the sum of his base salary and target annual incentive award and a "gross-up" payment in respect of any excise taxes he might incur. In other circumstances, as a substitute for the above payment, Mr. Wilder (or his beneficiaries) would be entitled to a lump sum cash severance payment equal to four times (in limited circumstances, three times) the sum of his base salary and maximum annual incentive award (in limited circumstances, his target annual incentive award), a pro rata annual incentive award, additional years of credited service under Entergy's supplemental retirement plan, immediate vesting of equity awards, the opportunity to continue to be employed in a special project coordinator position, and a "gross-up" payment in respect of any excise taxes he might incur.

Retention Agreement with Mr. Yelverton - The retention agreement with Mr. Yelverton provides that he will be paid cash retention payments of $680,000 on each of the first three anniversaries of the completion of a Merger if he remains employed on each of those dates. The agreement also provides that upon termination of employment while a Merger is pending and for three years after completion (a) by Mr. Yelverton for "good reason" or by Entergy without "cause", as such terms are defined in the agreement or (b) by reason of Mr. Yelverton's death or disability:

  Entergy will pay him a lump sum cash severance payment equal to the remaining unpaid portion of the cash retention payments;

  he will be entitled to immediate payment of performance awards, based upon an assumed target achievement of applicable performance goals;

  all of his stock options will become fully vested and will remain outstanding for their full ten-year term; and

  Entergy will pay to him a "gross-up" payment in respect of any excise taxes he might incur.

System Executive Continuity Plans - Employees at System Management Levels 1-4 generally are eligible to participate in one of Entergy's two (2) System Executive Continuity Plans. Each plan provides severance pay and benefits under specified circumstances following a change in control. In the event a participant's employment is involuntarily terminated without cause or if a participant terminates for good reason during the change in control period, the participant will be entitled to:

  a cash severance payment equal to 1-3 times (depending on the participant's System Management Level) base annual salary and target award payable over a continuation period of 1-3 years (depending on the participant's System Management Level), but effective March 8, 2004, the cash severance payment under Continuity Plan II is limited to 2.99 times base salary and applicable annual incentive bonus, and participation in Continuity Plan I is closed;

  continued medical and dental insurance coverage for the continuation period (subject to offset for any similar coverage provided by the participant's new employer);

  immediate vesting of performance awards, based upon an assumed achievement of applicable performance targets; and

  payment of a "gross-up" payment in respect of any excise taxes the participant might incur.

Participants in the Continuity Plans are subject to post-employment restrictive covenants, including noncompetition provisions, which run for two years for executive officers, but extend to three years if permissible under applicable law.

Item 6. Part III (b) - Security Ownership of Certain Beneficial Owners and Management

The directors, the Named Executive Officers, and the directors and officers as a group of Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Operations, Inc., Entergy Services, Inc., System Fuels, Inc., GSG&T, Inc., Prudential Oil and Gas LLC, Southern Gulf Railway Company, Varibus LLC, Entergy Enterprises, Inc., Entergy District Energy Holdings LLC, Entergy Global Power Operations Corporation, Entergy Global Trading Holdings Ltd., Entergy Holdings Inc., Entergy International Holdings Ltd. LLC, Entergy Nuclear Finance Holding Inc., Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #1, Entergy Nuclear Holding Company #2, Entergy Nuclear Inc., Entergy Operations Services Inc., Entergy Power Inc., Entergy Power Development Corporation, Entergy Power E&C Corporation, Entergy Power Gas Holdings Corporation, Entergy Power Generation Corporation, Entergy Procurement Exchange Holding Corporation, Entergy PTB Holding Company, Entergy Resources Inc., Entergy Retail Holdings Inc., Entergy Technology Holding Company, Entergy Thermal-UNO LLC, Entergy Ventures Holding Company Inc., and EWO Marketing Holding LLC beneficially owned directly and indirectly common stock of Entergy Corporation as indicated:

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Corporation
Maureen S. Bateman*	2,100	-	2,400
W. Frank Blount*	8,784	-	12,800
George W. Davis*	3,300	-	4,000
Simon D. deBree*	1,008	-	1,600
Claiborne P. Deming*	1,100	-	800
Frank F. Gallaher**	8,952	-	12,078
Alexis Herman*	300	-	-
Donald C. Hintz**	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard***	13,268	1,201,600	50,588
Robert v.d. Luft*	23,872	312,666	8,800
Kathleen A. Murphy* (e)	2,100	1,000	2,400
Paul W. Murrill* (d)	2,826	-	13,600
James R. Nichols*	11,616	-	13,600
William A. Percy, II*	2,350	-	2,400
Dennis H. Reilley* (d)	600	-	3,200
Richard J. Smith**	786	150,538	48,675
Wm. Clifford Smith*	12,248	-	16,000
Bismark A. Steinhagen* (e)	8,824	2,623	23,200
Gary J. Taylor**	1,161	72,032	11,720
C. John Wilder**	1,021	222,430	172,368
Steven V. Wilkinson*	50	-	-
All directors and executive officers	128,471	2,985,683	671,007

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Arkansas
Donald C Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Hugh T. McDonald***	4,436	42,665	25,110
Richard J. Smith***	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	46,952	2,602,814	545,262

Entergy Gulf States
E. Renae Conley***	1,659	85,858	37,730
Joseph F. Domino***	12,373	46,453	21,316
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith***	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	71,489	2,782,341	581,360

Entergy Louisiana
E. Renae Conley***	1,659	85,858	37,730
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith***	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	54,663	2,709,622	559,761

Entergy Mississippi
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Carolyn C. Shanks***	4,694	39,466	11,025
Richard J. Smith***	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	52,198	2,606,215	531,172

Entergy New Orleans
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Daniel F. Packer***	4,178	30,799	4,727
Richard J. Smith***	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	44,530	2,563,615	524,874

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

System Energy
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
Gary J. Taylor***	1,161	72,032	11,720
C. John Wilder***	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	42,085	2,500,333	492,417

Entergy Operations, Inc.
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
Gary J. Taylor***	1,161	72,032	11,720
C. John Wilder***	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	42,629	2,631,764	513,381

Entergy Services, Inc.
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith***	786	150,538	48,675
Gary J. Taylor**	1,161	72,032	11,720
C. John Wilder***	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	136,674	3,536,607	736,342

System Fuels, Inc.
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
James F. Kenney***	2,498	35,483	31,946
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	38,500	2,418,434	506,253

GSG&T, Inc.
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
James F. Kenney***	2,498	35,483	31,946
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	41,086	2,466,766	539,640

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Prudential Oil and Gas, LLC
Donald C. Hintz**	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
James F. Kenney**	2,498	35,483	31,946
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	38,855	2,446,134	539,500

Southern Gulf Railway Company
Donald C. Hintz***	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
James F. Kenney***	2,498	35,483	31,946
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	38,500	2,418,434	506,253

Varibus LLC
Donald C. Hintz**	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
James F. Kenney**	2,498	35,483	31,946
J. Wayne Leonard**	13,268	1,201,600	50,588
Richard J. Smith**	786	150,538	48,675
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	30,672	2,353,190	505,185

Entergy District Energy Holdings LLC
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Tom D. Reagan**	5,139	20,900	62
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	28,084	2,249,217	443,875

Entergy Enterprises, Inc.
S. Gareth Brett***	-	19,999	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Geoffrey D. Roberts**	500	-	-
Michael G. Thompson**	35,598	-	-
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	76,371	2,340,458	448,351

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Global Power Operations Corporation
S. Gareth Brett***	-	19,999	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Geoffrey D. Roberts**	500	-	-
Robert D. Sloan*	146	4,333	60
Michael G. Thompson**	35,598	-	-
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	71,733	2,345,258	481,596

Entergy Global Trading Holdings Ltd.
S. Gareth Brett***	-	19,999	-
Michael P. Childers**	457	-	-
Leo P. Denault*	768	42,322	26,935
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Steven C. McNeal*	7,950	21,866	3,093
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	77,648	2,411,715	481,012

Entergy Holdings, Inc.
Curtis L. Hebert, Jr.**	190	105,712	22,342
Joseph T. Henderson**	501	32,033	33,307
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Tom D. Reagan**	5,139	20,900	62
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	79,961	2,368,360	481,343

Entergy International Holdings Ltd. LLC
Curtis L. Hebert, Jr.**	190	105,712	22,342
Joseph T. Henderson**	501	32,033	33,307
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	71,505	2,342,127	481,281

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Nuclear Finance Holding Inc.
Douglas Castleberry*	3,317	5,333	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
O.H. Storey, III*	638	15,167	131
Gary J. Taylor***	1,161	72,032	11,720
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	67,524	2,305,060	431,822

Entergy Nuclear Holding Company
S. Gareth Brett*	-	19,999	-
Robert J. Cushman*	2,124	25,999	22,137
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Gary J. Taylor***	1,161	72,032	11,720
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	71,376	2,387,990	493,358

Entergy Nuclear Holding Company #1
Joan L. Dobrzynski*	-	-	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Gary J. Taylor***	1,161	72,032	11,720
Michael G. Thompson**	35,598	-	-
C. John Wilder***	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	72,923	2,332,993	431,882

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Nuclear Holding Company #2
Donald M. Black*	149	10,233	-
Wanda Curry*	296	-	-
David C. Harlan*	6,290	19,167	23,827
Donald C. Hintz**	4,381	650,920	171,580
Michael R. Kansler**	1,300	38,500	10,162
J. Wayne Leonard**	13,268	1,201,600	50,588
Gary J. Taylor**	1,161	72,032	11,720
C. John Wilder**	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	29,115	2,260,915	473,552

Entergy Nuclear, Inc.
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Gary J. Taylor***	1,161	72,032	11,720
Michael G. Thompson**	35,598	-	-
C. John Wilder***	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	74,758	2,416,973	445,380

Entergy Operations Services, Inc.
Randy E. Dufour*	7,268	17,833	10
Frank F. Gallaher**	8,952	-	12,078
Curtis L. Hebert, Jr.**	190	105,712	22,342
Joseph T. Henderson**	501	32,033	33,307
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Michael G. Thompson**	35,598	-	-
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	87,725	2,359,960	493,369

Entergy Power Inc.
Douglas Castleberry***	3,317	5,333	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Geoffrey D. Roberts**	500	-	-
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	67,856	2,237,528	420,102

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Power Development Corporation
S. Gareth Brett*	-	19,999	-
Haley R. Fisackerly*	1,178	18,500	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Carolyn C. Shanks***	4,694	39,466	11,025
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	68,280	2,290,493	430,996

Entergy Power E & C Corporation
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
Doris J. Krick*	-	-	-
J. Wayne Leonard**	13,268	1,201,600	50,588
Steven C. McNeal***	7,950	21,866	3,093
Geoffrey D. Roberts**	500	-	-
James W. Snider*	-	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	27,310	2,202,528	419,971

Entergy Power Gas Holdings Corp.
Donald M. Black*	149	10,233	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Steven C. McNeal***	7,950	21,866	3,093
Geoffrey D. Roberts**	500	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	30,559	2,227,761	426,054

Entergy Power Generation Corporation
S. Gareth Brett*	-	19,999	-
Douglas Castleberry*	3,317	5,333	-
Michael P. Childers**	457	-	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	75,270	2,346,260	448,045

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Procurement Exchange Holding Corporation
Joan Dobrzynski*	-	-	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
Jerry D. Jackson**	-	28,031	-
J. Wayne Leonard**	13,268	1,201,600	50,588
James M. Neikirk**	743	-	-
Tom D. Reagan***	5,139	20,900	62
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	32,692	2,251,459	420,033

Entergy PTB Holding Co.
Douglas Castleberry*	3,317	5,333	-
Joan Dobrzynski*	-	-	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Tom D. Reagan***	5,139	20,900	62
C. John Wilder**	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	35,412	2,243,094	420,093

Entergy Resources Inc.
S. Gareth Brett*	-	19,999	-
Douglas Castleberry*	3,317	5,333	-
Michael P. Childers**	457	-	-
Robert J. Cushman*	2,124	25,999	22,137
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Tom D. Reagan***	5,139	20,900	62
Geoffrey D. Roberts**	500	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	43,884	2,327,858	481,640

Entergy Retail Holding Company
Joan Dobrzynski*	-	-	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz***	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Tom D. Reagan***	5,139	20,900	62
C. John Wilder**	1,021	222,430	172,368
Jerry W. Yelverton**	-	10,000	-
All directors and executive officers	36,590	2,261,594	420,093

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Technology Holding Company
Douglas Castleberry*	3,317	5,333	-
Curtis L. Hebert, Jr.**	190	105,712	22,342
Joseph T. Henderson**	501	32,033	33,307
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Michael G. Thompson**	35,598	-	-
C. John Wilder***	1,021	222,430	172,368
All directors and executive officers	67,010	2,259,394	453,469

Entergy Thermal-UNO LLC
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Tom D. Reagan**	5,139	20,900	62
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	71,724	2,234,228	420,093

Entergy Ventures Holding Company, Inc.
Donald M. Black*	149	10,233	-
David C. Harlan***	6,290	19,167	23,827
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Jonathan E. Long*	380	12,334	-
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	78,081	2,302,694	483,268

EWO Marketing Holding LLC
Leo P. Denault**	768	42,322	26,935
Curtis L. Hebert, Jr.**	190	105,712	22,342
Donald C. Hintz**	4,381	650,920	171,580
J. Wayne Leonard**	13,268	1,201,600	50,588
Michael G. Thompson**	35,598	-	-
C. John Wilder**	1,021	222,430	172,368
All directors and executive officers	64,671	2,260,617	446,966

*	Director of the respective Company
**	Named Executive Officer of the respective Company
***	Director and Named Executive Officer of the respective Company

(a)

Based on information furnished by the respective individuals. Except as noted, each individual has sole voting and investment power. The number of shares of Entergy Corporation common stock owned by each individual and by all directors and executive officers as a group does not exceed one percent of the outstanding Entergy Corporation common stock.

(b)

Other Beneficial Ownership includes, for the Named Executive Officers, shares of Entergy Corporation common stock that may be acquired within 60 days after December 31, 2003, in the form of unexercised stock options awarded pursuant to the Equity Ownership Plan.

(c)

Represents the balances of stock equivalent units each executive holds under the Executive Annual Incentive Plan Deferral Program, Defined Contribution Restoration Plan, and the Executive Deferred Compensation Plan. These units will be paid out in a combination of Entergy Corporation Common Stock and cash based on the value of Entergy Corporation Common Stock on the date of payout. The deferral period is determined by the individual and is at least two years from the award of the bonus. For directors of Entergy Corporation the stock equivalent units are part of the Service Award for Directors. All non-employee directors are credited with 800 units for each year of service on the Board.

(d)	Dr. Murrill and Mr. Reilley have deferred receipt of an additional 5,100 shares and 2,100 shares, respectively.
(e)	Includes 1,000 shares in which Ms. Murphy has joint ownership and 2,623 shares for Mr. Steinhagen that are in his wife's name.

Item 6. Part III (c) - Contracts and Transactions with System Companies

During 2003, T. Baker Smith & Son, Inc. performed land-surveying services for, and received payments of approximately $390,689 from Entergy companies. Mr. Wm. Clifford Smith, a director of Entergy Corporation, is Chairman of the Board of T. Baker Smith & Son, Inc. Mr. Smith's children own 100% of the voting stock of T. Baker Smith & Son, Inc.

Other than as provided under applicable corporate laws, Entergy does not have policies whereby transactions involving executive officers and directors are approved by a majority of disinterested directors. However, pursuant to the Entergy Corporation Code of Conduct, transactions involving an Entergy company and its executive officers must have prior approval by the next higher reporting level of that individual, and transactions involving an Entergy company and its directors must be reported to the secretary of the appropriate Entergy company. Also, Entergy's Corporate Governance Guidelines require directors to obtain the approval of the Corporate Governance Committee to participate in a transaction to which Entergy is a party where the director has a direct or indirect financial or personal interest.

ITEM 6. Part III (d) - Indebtedness to System Companies

None

ITEM 6. Part III (e) - Participation in Bonus and Sharing Arrangements and Other Benefits

See Item 6. Part III (a).

ITEM 6. Part III (f) - Rights to Indemnity

The Certificate of Incorporation of Entergy provides that the corporation shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.

The Certificate of Incorporation also provides that Entergy may maintain insurance to protect its officers and directors against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

CALENDAR YEAR 2003
Name of Company	Name or Number of Beneficiaries	Purpose(s)	Account(s) Charged	Amount

ENTERGY
CORPORATION	Fuel Fund Campaign	Civic Activity	Donations	$155,114
	Democratic Leadership Council	Civic Activity	Donations	67,530
	Chamber of Commerce	Civic Activity	Donations	42,750
		Total		$265,394

ENTERGY
ARKANSAS	Chambers of Commerce	Civic Activity	Donations	$70,000
	Associated Industries	Civic Activity	Donations	30,000
	Seven Other Items	Civic Activity	Donations	34,800
		Total		$134,800

ENTERGY
GULF STATES	Chambers of Commerce	Civic Activity	Donations	$30,000
	Court Appointed Special Advocates	Civic Activity	Donations	9,000
		Total		$39,000

ENTERGY
LOUISIANA	Chambers of Commerce	Civic Activity	Donations	$59,115
	Jefferson Parish Economic Development	Civic Activity	Donations	25,225
	NAACP	Civic Activity	Donations	10,200
	Urban League of New Orleans	Civic Activity	Donations	26,500
		Total		$121,040

ENTERGY
MISSISSIPPI	Chambers of Commerce	Civic Activity	Donations	$120,165
	NAACP	Civic Activity	Donations	20,000
	Business Institute for Political Analysis	Civic Activity	Donations	10,000
	Business and Industry Political Education Committee	Civic Activity	Donations	12,500
	Six Other Items	Civic Activity	Donations	16,700
		Total		$179,365

ENTERGY
NEW ORLEANS	Chambers of Commerce	Civic Activity	Donations	$55,503
	American Association of Blacks in Energy	Civic Activity	Donations	56,675
	Metrovision	Civic Activity	Donations	95,000
	Three Other Items	Civic Activity	Donations	27,143
		Total		$234,221

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS
(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2003 (Yes/No)

Fuel Purchases	System Fuels	Entergy Arkansas	$2,830,133	1/12/73	Yes

Fuel Purchases	System Fuels	Entergy Louisiana	$43,503,245	1/12/73	Yes

Fuel Purchases	System Fuels	Entergy Mississippi	$75,705,764	1/12/73	Yes

Fuel Purchases	System Fuels	Entergy New Orleans	$841,122	1/12/73	Yes

Certain materials & services required for fabrication of Nuclear Fuel	System Fuels	Entergy Arkansas	$52,119,195	6/15/78	Yes

Certain materials & services required for fabrication of Nuclear Fuel	System Fuels	Entergy Louisiana	$32,241,252	6/15/78	Yes

Certain materials & services required for fabrication of Nuclear Fuel	System Fuels	System Energy	$2,543	6/15/78	Yes

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy Gulf States	$296,577	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy Louisiana	$728,321	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy Mississippi	$524,200	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy New Orleans	$12,977	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Gulf States	Entergy Arkansas	$545,622	N/A	N/A

Miscellaneous Spare Parts Inventory	EEntergy Gulf States	Entergy Louisiana	$14,542,261	N/A	N/A

Miscellaneous Spare Parts Inventory	EEntergy Gulf States	Entergy Mississippi	$172,514	N/A	N/A

Miscellaneous Spare Parts Inventory	EEntergy Gulf States	Entergy New Orleans	$308,880	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Arkansas	$7,774,027	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Gulf States	$10,194,079	N/A	N/A

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2003 (Yes/No)

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Mississippi	$2,213,783	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy New Orleans	$4,306,493	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Arkansas	$5,097,137	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Gulf States	$198,834	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Louisiana	$1,745,773	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy New Orleans	$786	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	Entergy Arkansas	$38,068	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	Entergy Gulf States	$6,634	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	Entergy Louisiana	$5,386,403	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	Entergy Mississippi	$(2,065)	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Solutions Ltd	$5,315,174	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Solutions Select Ltd	$2,029,799	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Thermal, LLC	$712	N/A	N/A

Energy-related services	Entergy Solutions Supply Ltd	Entergy Solutions Ltd	$89,078,772	N/A	N/A

Energy-related services	Entergy Solutions Supply Ltd	Entergy Solutions Select Ltd	$4,848,264	N/A	N/A

Administrative services and other support services	Entergy Retail Texas, Inc.	Entergy Solutions Ltd	$(6,619)	N/A	N/A

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2003 (Yes/No)

Administrative services and other support services	Entergy Retail Texas, Inc.	Entergy Solutions Select Ltd	$1,023	N/A	N/A

Energy-related services	Entergy-Koch Trading LP	EWO Marketing LP	$818,985	N/A	N/A

Energy-related services	Entergy-Koch Trading LP	Entergy-Koch Trading Ltd. (UK)	$124,201	N/A	N/A

Energy-related services	Entergy-Koch Trading LP	Entergy-Koch Trading Canada, ULC	$269,715	N/A	N/A

Administrative services and other support services	Entergy Nuclear, Inc.	TLG Services, Inc.	$672,603	N/A	N/A

Administrative services and other support services	Entergy-Koch LP	Gulf South Pipeline, LP	$3,982,746	N/A	N/A

Administrative services and other support services	Entergy-Koch LP	Entergy-Koch Trading LP	$4,236,760	N/A	N/A

Administrative services and other support services	Entergy-Koch LP	Entergy-Koch Trading Ltd (UK)	$2,176,150	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Power Operations UK Ltd.	$105,111	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Nuclear Generation Corporation	$1,040,264	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Nuclear Vermont Yankee, LLC	$309,769	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Nuclear Indian Point 2	$578,758	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Nuclear Indian Point 3 LLC	$578,758	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Generation Corporation	$47,088	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Vermont Yankee, LLC	$38,809	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Indian Point 3 LLC	$47,088	N/A	N/A

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2003 (Yes/No)

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Fitzpatrick LLC	$47,088	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Indian Point 2	$47,088	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Vermont Yankee, LLC	$38,809	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear, Inc.	$10,588,148	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Generation Corporation	$112,929,428	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Indian Point 3 LLC	$119,194,936	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Fitzpatrick LLC	$92,966,656	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Indian Point 2 LLC	$109,145,733	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Vermont Yankee LLC	$65,034,649	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	TLG Services, Inc.	$938,910	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Nebraska, LLC	$61,604	N/A	N/A

O&M related services	Entergy Power Operations U.S., Inc.	Warren Power LLC	$332,939	N/A	N/A

O&M related services	Entergy Power Operations U.S., Inc.	Entergy Power Ventures LP	$1,200,090	N/A	N/A

O&M related services	EN Services LP	Crete Energy Ventures LLC	$686,990	N/A	N/A

O&M related services	Entergy Shaw LLC	EN Services LP	$23,218,481	N/A	N/A

Capacity Use of and Service of Local Fiber	Entergy Arkansas	ETC	$10,196	5-01-97	Yes

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2003 (Yes/No)

Capacity Use of and Service of Local Fiber	Entergy Louisiana	ETC	**	5-01-97	Yes

Capacity Use of and Service of Local Fiber	Entergy Mississippi	ETC	$57,153	5-01-97	Yes

Capacity Use of and Service of Local Fiber	Entergy Gulf States	ETC	$114,557	5-01-97	Yes

Construction and Service of Local Fiber	Entergy Services	ETC	$292,328	1-01-97	Yes

ITEM 8. Part II

Reference is made to information under Item 6, Part III (c).

Pantellos Corporation, an exempt telecommunications company, provides basic procurement functions used by Entergy Services for obtaining goods and services. The total amount paid in 2003 by Entergy Services to Pantellos Corporation was $1,828,151.

ITEM 8. Part III

Interstate FiberNet acts as exclusive agent to market all of Entergy Technology Company's available capacity for point-to-point communication. The compensation amount for 2003 was $2,688,246.

ITEM 9. EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

(a) Entergy Corporation owns, indirectly through its wholly owned subsidiaries, Entergy Power Operations Corporation and Entergy Power Development Corporation (each of which is a FUCO), 100% of the outstanding capital stock of Entergy Power Operations UK Limited, a FUCO formed under the to provide operations and maintenance services to the Damhead Creek power project in the United Kingdom (formerly owned by Entergy).

Entergy Corporation, through Entergy Asset Management, Inc. (EAM), holds Entergy's interests in certain domestic EWGs. At December 31, 2003, EAM's investments included (a) a 100% indirect interest in Warren Power, LLC (Warren), an EWG which owns and operates a 300 MW gas-fired peaking facility located in Warren County, Mississippi; (b) a 50% interest in Crete Energy Ventures, LLC (Crete), owned jointly with Power Energy Partners, LLC, which owns and operates a 320 MW gas-fired plant located in Crete, Illinois; and (c) Entergy Power Ventures, L.P. (EPV), a wholly-owned subsidiary which owns a 70% interest in a 550 MW gas fired electric generating facility in Marshall, Texas with 30% owned by a Texas cooperative. At December 31, 2003, Entergy's aggregate investment in the Warren, Crete and EPV projects was approximately $10.1 million, $29.7 million, and $190.5 million, respectively.

At December 31, 2003, Entergy Corporation, through its subsidiaries EPDC, a FUCO, and Entergy Power Bulgaria Ltd., held a 40% interest in Maritza East III Power Holding B.V. (formerly Entergy Power Holdings Maritza B.V.) FUCO under the Energy Act) owned jointly with ENEL Produzione S.A. (a state-owned utility in Italy. Also, Entergy Power Bulgaria Ltd., indirectly through Maritza East III Power Holding B.V. held a 73% interest in Maritza East III Power Company AD (Maritza East III), a FUCO owned jointly with Natsionaina Elektricheska Kompania EAD (the state-owned utility in Bulgaria). Maritza East III will own and refurbish the Maritza East III power generating facility, a four unit lignite coal plant located in south central Bulgaria (the "Plant"). EPDC also owns 73% indirect interest in Maritza East 3 Operating Company AD, which will operate and maintain the Plant. At December 31, 2003, Entergy's aggregate investment in the Maritza project totaled $874,700.

In July 1999, Entergy Corporation, through its wholly owned EWG subsidiaries, Entergy Nuclear Holding Company #1 and Entergy Nuclear Generation Company (ENGC), acquired from Boston Edison Company the Pilgrim Nuclear Power Station, a 670 MW nuclear-powered electric generating station located in Plymouth, Massachusetts. At December 31, 2003, Entergy's aggregate investment in ENGC was approximately $149.5 million.

In November 2000, Entergy Corporation, through its wholly owned EWG subsidiaries, Entergy Nuclear Holding Company #1, Entergy Nuclear New York Investment Company I, Entergy Nuclear New York Investment Company II, Entergy Nuclear Indian Point 3, LLC, and Entergy Nuclear Fitzpatrick, LLC, acquired from the New York Power Authority the 980 MW Indian Point 3 and the 825 MW James A. Fitzpatrick nuclear power plants. The Indian Point 3 plant is located in Westchester County, New York, and the James A Fitzpatrick plant is located in Oswego County, New York. At December 31, 2003, Entergy's aggregate investment in Entergy Nuclear Holding Company #1, Entergy Nuclear Indian Point 3, LLC and Entergy Nuclear Fitzpatrick, LLC was approximately $305.2 million, $76.3 million, and $175.3 million, respectively.

On January 31, 2001, Entergy Corporation contributed its ownership interest in EGT Holding, Ltd, a foreign utility company, to Entergy-Koch, LP. EGT Holding, Ltd. owns 3,424 shares of common stock in Scottish & Southern Energy, plc, a vertically integrated energy company operating in the U.K. At December 31, 2003, Entergy's aggregate investment in EGT Holding, Ltd. was $36,306.

In September 2001, Entergy Corporation, through its wholly owned subsidiaries, Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #3, Entergy Nuclear New York Investment Company III, and Entergy Nuclear Indian Point 2, LLC (EWG) acquired from Consolidated Edison the 970 MW Indian Point 2 nuclear power plant. The Indian Point 2 plant is located in Westchester County, New York. At December 31, 2003, Entergy's aggregate investment in Entergy Nuclear Indian Point 2, LLC was $804.9 million.

In July 2002, Entergy Corporation, through its wholly owned subsidiaries, Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #3, Entergy Nuclear Vermont Investment Company, and Entergy Nuclear Vermont Yankee, LLC (EWG) acquired from Vermont Yankee Nuclear Power Corporation the 540 MW Vermont Yankee nuclear power plant. The Vermont Yankee plant is located in Vernon, Vermont. At December 31, 2003, Entergy's aggregate investment in Entergy Nuclear Vermont Yankee, LLC was $442.6 million.

In December 2002, Entergy Corporation, through its wholly owned subsidiaries, EWO Wind II, LLC and EWO Wind, LLC, purchased a 99% ownership interest in Northern Iowa Windpower LLC (NIW) (an EWG) that owns a 80-megawatt wind-powered generation wind farm located in northern Iowa. At December 31, 2003, Entergy's aggregate investment in NIW was approximately $88.1 million.

Reference is hereby made to the application for EWG determination or Notification of Foreign Utility Company Status on Form U-57 filed in respect to each EWG or FUCO identified in this Form U5S in which Entergy owned an interest at December 31, 2003 for the business address of such EWG or FUCO. See "Item 1 - System Companies and Investments Therein as of December 31, 2003" (including footnote 9) for information concerning the System companies owning interests in such EWGs and FUCOs and the nature of the interest held.

ITEM 9. Part II

See Exhibits H and I.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial statements and financial statement schedules filed as part of the annual report, pursuant to requirements of the Public Utility Holding Company Act of 1935.

FINANCIAL STATEMENTS PAGE NO.

*Independent Auditors' Consent	S-1

Entergy Corporation and Subsidiaries:
*Consolidating Statement of Income (Loss) for the Year Ended December 31, 2003	S-2
*Consolidating Statement of Cash Flows for the Year Ended December 31, 2003	S-6
*Consolidating Balance Sheet as of December 31, 2003	S-10
*Consolidating Statement of Retained Earnings for the Year Ended December 31, 2003	S-18

Entergy Gulf States Corporation and Subsidiaries:
*Consolidating Statement of Income (Loss) for the Year Ended December 31, 2003	S-22
*Consolidating Statement of Cash Flows for the Year Ended December 31, 2003	S-23
*Consolidating Balance Sheet as of December 31, 2003	S-24
*Consolidating Statement of Retained Earnings for the Year Ended December 31, 2003	S-26

Statutory Subsidiary, accounted for as an equity investment, the
Accounts of which are not included in the foregoing Consolidating
Statements of Entergy Corporation and Subsidiaries:
The Arklahoma Corporation:
*Statement of Operations and Retained Earnings,
Years Ended November 30, 2003 and 2002	S-28
*Statements of Cash Flows, Years Ended
November 30, 2003 and 2002	S-29
*Balance Sheets, November 30, 2003 and 2002	S-30
*Notes to Financial Statements, November 30, 2003 and 2002	S-31

* Letter, dated April 30, 2004, regarding payment of nuclear liability insurance premiums by Entergy System companies.

The following financial information indicated by an asterisk is filed herewith. The balance of the financial information has heretofore been filed with the Securities and Exchange Commission in the file numbers indicated and is incorporated herein by reference.

ENTERGY CORPORATION

Independent Auditors' Report and Notes to Consolidated Financial Statements of Entergy Corporation (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Consolidated Financial Statements," contained in Entergy Corporation's 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 1-11299).

Financial Statement Schedules of Entergy Corporation (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 1-11299 and included in such Form 10-K).

ENTERGY ARKANSAS

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Arkansas (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements" contained in Entergy Arkansas' 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 1-10764).

Financial Statement Schedules of Entergy Arkansas (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 1-10764 and included in such Form 10-K).

ENTERGY GULF STATES

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Gulf States (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements" contained in Entergy Gulf States' 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 1-27031).

Financial Statement Schedules of Entergy Gulf States (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 1-27031 and included in such Form 10-K).

ENTERGY LOUISIANA

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Louisiana (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements" contained in Entergy Louisiana's 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 1-8474).

Financial Statement Schedules of Entergy Louisiana (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 1-8474 and included in such Form 10-K).

ENTERGY MISSISSIPPI

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Mississippi (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements," contained in Entergy Mississippi's 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 1-31508).

Financial Statement Schedules of Entergy Mississippi (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 1-31508 and included in such Form 10-K).

ENTERGY NEW ORLEANS

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy New Orleans (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements," contained in Entergy New Orleans' 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 0-5807).

Financial Statement Schedules of Entergy New Orleans (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 0-5807 and included in such Form 10-K).

SYSTEM ENERGY

Independent Auditors' Report and Notes to Respective Financial Statements of System Energy (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements," contained in System Energy's 2003 Financial Statements included in the Form 10-K for the year ended December 31, 2003, in File No. 1-9067).

Financial Statement Schedules of System Energy (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2003, in File No. 1-9067 and included in such Form 10-K).

ENTERGY CORPORATION SYSTEM COMPANIES

A-1 Entergy Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 1-11299).

A-2 Entergy Arkansas' Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 1-10764).

A-3 Entergy Gulf States' Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 1-27031).

A-4 Entergy Louisiana's Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 1-8474).

A-5 Entergy Mississippi's Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 1-31508).

A-6 Entergy New Orleans' Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 0-5807).

A-7 System Energy's Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference from File No. 1-9067).

ENTERGY CORPORATION

B-1(a) Certificate of Incorporation of Entergy Corporation as executed December 31, 1993 (A-1(a) to Rule 24 Certificate in 70-8059).

B-1(b) By-Laws of Entergy Corporation as amended January 29, 1999, and as presently in effect (4.2 to Form S-8 in 333-75097).

ENTERGY ARKANSAS

B-2(a) Amended and Restated Articles of Incorporation of Entergy Arkansas effective November 12, 1999 (3(i)(c)1 to Form 10-K for the year ended December 31, 1999 in 1-10764).

B-2(b) By-Laws of Entergy Arkansas effective November 26, 1999, and as presently in effect (3(ii)(c) to Form 10-K for the year ended December 31, 1999 in 1-10764).

ENTERGY ENTERPRISES, INC.

B-3(a) Restated Articles of Incorporation of Entergy Enterprises, Inc., as in effect December 28, 1992 (B-3(a) to Form U5S for the year ended December 31, 1997).

B-3(b) By-Laws of Entergy Enterprises, Inc., as amended as of July 17, 1990 and currently in effect (A-6(a) to Form U-1 in 70-7947).

ENTERGY LOUISIANA

B-4(a) Amended and Restated Articles of Incorporation of Entergy Louisiana effective November 15, 1999 (3(a) to Form S-3 in 333-93683).

B-4(b) By-Laws of Entergy Louisiana effective November 26, 1999, and as presently in effect (3(b) to Form S-3 in 333-93683).

ENTERGY MISSISSIPPI

B-5(a) Amended and Restated Articles of Incorporation of Entergy Mississippi effective November 12, 1999 (3(i)(f)1 to Form 10-K for the year ended December 31, 1999 in 0-320).

B-5(b) By-Laws of Entergy Mississippi effective November 26, 1999, and as presently in effect (3(ii)(f) to Form 10-K for the year ended December 31, 1999 in 0-320).

ENTERGY NEW ORLEANS

B-6(a) Amended and Restated Articles of Incorporation of Entergy New Orleans effective November 15, 1999 (3(a) to Form S-3 in 333-95599).

B-6(b) By-Laws of Entergy New Orleans effective November 30, 1999, and as presently in effect (3(b) to Form S-3 in 333-95599).

SYSTEM ENERGY

B-7(a) Amended and Restated Articles of Incorporation of System Energy and amendments thereto through April 28, 1989 (A-1(a) to Form U-1 in 70-5399).

B-7(b) By-Laws of System Energy effective July 6, 1998, and as presently in effect (3(f) to Form 10-Q for the quarter ended June 30, 1998 in 1-9067).

ENTERGY SERVICES

B-8(a) Certificate of Amendment of Certificate of Incorporation of Entergy Services, as executed May 5, 1998 (B-8(a) to Form U5S for the year ended December 31, 1998).

B-8(b) By-Laws of Entergy Services, as of July 6, 1999, and as presently in effect (B-8(b) to Form U5S for the year ended December 31, 1999).

SYSTEM FUELS, INC.

B-9(a) Articles of Incorporation of System Fuels, Inc., as executed January 3, 1972 (A-1 to Form U-1 in 70-5015).

B-9(b) By-Laws of System Fuels, Inc., as of July 12, 1999, and as presently in effect (B-9(b) to Form U5S for the year ended December 31, 1999).

ENTERGY OPERATIONS, INC.

B-10(a) Restated Certificate of Incorporation of Entergy Operations, Inc., effective June 8, 1990 (A-1(b) to Rule 24 Certificate in 70-7679).

B-10(b) By-Laws of Entergy Operations, Inc., as of August 23, 1999, and as presently in effect (B-10(b) to Form U5S for the year ended December 31, 1999).

ENTERGY POWER, INC.

B-11(a) Restated Certificate of Incorporation of Entergy Power, Inc., effective August 20, 1990 (B-11(a) to Form U5S for the year ended December 31, 1999).

B-11(b) By-Laws of Entergy Power, Inc., as amended as of October 26, 1995 and currently in effect (B-11(b) to Form U5S for the year ended December 31, 1999).

ENTERGY POWER DEVELOPMENT CORPORATION

B-12(a) Certificate of Incorporation of Entergy Power Development Corporation, as executed December 9, 1992 (B-14(a) to Form U5S for the year ended December 31, 1992).

B-12(b) By-Laws of Entergy Power Development Corporation, as amended as of October 26, 1995 and currently in effect (B-12(b) to Form U5S for the year ended December 31, 1999).

ENTERGY GULF STATES

B-13(a) Restated Articles of Incorporation of Entergy Gulf States effective November 17, 1999 (3(i)(d)1 to Form 10-K for the year ended December 31, 1999 in 1-27031).

B-13(b) By-Laws of Entergy Gulf States effective November 26, 1999, and as presently in effect (3(ii)(d) to Form 10-K for the year ended December 31, 1999 in 1-27031).

VARIBUS L.L.C.

B-14(a) Articles of Conversion of Varibus L.L.C., as executed November 6, 2000 (B-14(a) to Form U5S for the year ended December 31, 2000).

B-14(b) Certificate of Organization of Varibus L.L.C., as executed November 6, 2000 (B-14(b) to Form U5S for the year ended December 31, 2000).

PRUDENTIAL OIL AND GAS L.L.C.

B-15(a) Articles of Conversion of Prudential Oil & Gas L.L.C., as executed November 6, 2000 (B-15(a) to Form U5S for the year ended December 31, 2000).

B-15(b) Certificate of Organization of Prudential, Oil & Gas L.L.C., as executed November 6, 2000 (B-15(b) to Form U5S for the year ended December 31, 2000).

GSG&T, INC.

B-16(a) Articles of Incorporation of GSG&T, Inc., as executed May 15, 1987 (B-19(a) to Form U5B).

B-16(b) By-Laws of GSG&T, Inc., as of August 10, 1998 and currently in effect (B-16(b) to Form U5S for the year ended December 31, 1998).

SOUTHERN GULF RAILWAY COMPANY

*B-17(a) Articles of Conversion of Southern Gulf Railway LLC, as executed December 17, 2003.

*B-17(b) Regulations of Southern Gulf Railway LLC, as of December 17, 2003.

ENTERGY TECHNOLOGY HOLDING COMPANY

B-18(a) Certificate of Incorporation of Entergy Technology Holding Company, as executed February 12, 1996 (B-22(a) to Form U5S for the year ended December 31, 1996).

B-18(b) By-Laws of Entergy Technology Holding Company, as of February 12, 1996 and currently in effect (B-22(a) to Form U5S for the year ended December 31, 1996).

ENTERGY POWER GENERATION CORPORATION

B-19(a) Certificate of Amendment of Certificate of Incorporation of Entergy Power Generation Corporation, as executed March 23, 2001 (B-19(a) to Form U5S for the year ended December 31, 2001).

B-19(b) By-Laws of Entergy Power Generation Corporation, as of December 26, 1996 and currently in effect (B-21(b) to Form U5S for the year ended December 31, 1997).

ENTERGY HOLDINGS, LLC

*B-20(a) Certificate of Conversion to Limited Liability Company of Entergy Holdings, LLC, as executed March 27, 2003.

*B-20(b) Limited Liability Company Agreement of Entergy Holdings, LLC, as executed March 27, 2003.

ENTERGY NUCLEAR, INC.

B-21(a) Certificate of Incorporation of Entergy Nuclear, Inc., as executed April 10, 1996 (B-25(a) to Form U5S for the year ended December 31, 1998).

B-21(b) By-Laws of Entergy Nuclear, Inc., as amended September 10, 1998 and currently in effect (B-25(b) to Form U5S for the year ended December 31, 1998).

ENTERGY OPERATIONS SERVICES, INC.

B-22(a) Certificate of Amendment of Certificate of Incorporation of Entergy Operations Services, Inc., as executed July 9, 1996 (B-26(a) to Form U5S for the year ended December 31, 1998).

B-22(b) By-Laws of Entergy Operations Services, Inc., as amended October 9, 1998 and currently in effect (B-26(b) to Form U5S for the year ended December 31, 1998).

ENTERGY NUCLEAR HOLDING COMPANY # 1

B-23(a) Certificate of Amendment of Certificate of Incorporation of Entergy Nuclear Holding Company #1, as executed November 15, 2000 (B-25(a) to Form U5S for the year ended December 31, 2000).

B-23(b) By-Laws of Entergy Nuclear Holding Company #1, as amended July 6, 1999 and currently in effect (B-27(b) to Form U5S for the year ended December 31, 1999).

ENTERGY NUCLEAR HOLDING COMPANY # 2

B-24(a) Certificate of Incorporation of Entergy Nuclear Holding Company #2, as executed May 9, 2000 (B-26(a) to Form U5S for the year ended December 31, 2000).

B-24(b) By-Laws of Entergy Nuclear Holding Company #2, as of May 9, 2000 and currently in effect (B-26(b) to Form U5S for the year ended December 31, 2000).

ENTERGY NUCLEAR HOLDING COMPANY

B-25(a) Certificate of Amendment of Certificate of Incorporation of Entergy Nuclear Holding Company, as executed August 31, 2001 (B-25(a) to Form U5S for the year ended December 31, 2001).

B-25(b) By-Laws of Entergy Nuclear Holding Company, as of October 24, 2000 and currently in effect (B-28(b) to Form U5S for the year ended December 31, 2000).

ENTERGY RETAIL HOLDING COMPANY

B-26(a) Certificate of Incorporation of Entergy Retail Holding Company, as executed August 23, 2000 (B-29(a) to Form U5S for the year ended December 31, 2000).

B-26(b) By-Laws of Entergy Retail Holding Company, as of August 23, 2000 and currently in effect (B-29(b) to Form U5S for the year ended December 31, 2000).

ENTERGY VENTURES HOLDING COMPANY, INC.

B-27(a) Certificate of Incorporation of Entergy Ventures Holding Company, Inc., as executed November 3, 2000 (B-30(a) to Form U5S for the year ended December 31, 2000).

B-27(b) By-Laws of Entergy Ventures Holding Company, Inc., as of November 3, 2000 and currently in effect (B-30(b) to Form U5S for the year ended December 31, 2000).

ENTERGY RESOURCES, INC.

B-28(a) Certificate of Amendment of Certificate of Incorporation of Entergy Resources, Inc., as executed July 26, 2000 (B-31(a) to Form U5S for the year ended December 31, 2000).

B-28(b) By-Laws of Entergy Resources, Inc., as of July 26, 2000 and currently in effect (B-31(b) to Form U5S for the year ended December 31, 2000).

ENTERGY POWER GAS HOLDINGS CORPORATION

B-29(a) Certificate of Incorporation of Entergy Power Gas Holdings Corporation, as executed June 15, 2000 (B-32(a) to Form U5S for the year ended December 31, 2000).

B-29(b) By-Laws of Entergy Power Gas Holdings Corporation, as of June 15, 2000 and currently in effect (B-32(b) to Form U5S for the year ended December 31, 2000).

ENTERGY PROCUREMENT EXCHANGE HOLDING CORPORATION

B-30(a) Certificate of Incorporation of Entergy Procurement Exchange Holding Corporation, as executed May 30, 2000 (B-33(a) to Form U5S for the year ended December 31, 2000).

B-30(b) By-Laws of Entergy Procurement Exchange Holding Corporation, as of May 30, 2000 and currently in effect (B-33(b) to Form U5S for the year ended December 31, 2000).

ENTERGY INTERNATIONAL HOLDING LTD., LLC

B-31(a) Amendment No. 1 to the Limited Liability Company Agreement of Entergy International Holdings Ltd., LLC, as executed March 12, 1998 (B-34(a) to Form U5S for the year ended December 31, 2000).

ENTERGY GLOBAL POWER OPERATIONS CORPORATION

B-32(a) Certificate of Incorporation of Entergy Global Power Operations Corporation, as executed December 31, 1997 (B-35(a) to Form U5S for the year ended December 31, 2000).

B-32(b) By-Laws of Entergy Global Power Operations Corporation, as of December 31, 1997 and currently in effect (B-35(b) to Form U5S for the year ended December 31, 2000).

ENTERGY POWER E&C CORPORATION

B-33(a) Certificate of Incorporation of Entergy Power E&C Corporation, as executed August 30, 2000 (B-37(a) to Form U5S for the year ended December 31, 2000).

B-33(b) By-Laws of Entergy Power E&C Corporation, as of August 30, 2000 and currently in effect (B-37(b) to Form U5S for the year ended December 31, 2000).

ENTERGY GLOBAL TRADING HOLDINGS, LTD.

B-34(a) Certificate of Incorporation of Entergy Global Trading Holdings, Ltd., as executed April 30, 1998 (B-35(a) to Form U5S for the year ended December 31, 2001).

B-34(b) Memorandum of Association, as of April 30, 1998 and currently in effect (B-35(b) to Form U5S for the year ended December 31, 2002

EWO MARKETING HOLDING, LLC

B-35(a) Amended and Restated Limited Liability Company Agreement of EWO Marketing Holding, LLC, as executed March 19, 2001 (B-36(a) to Form U5S for the year ended December 31, 2001).

ENTERGY PTB HOLDING COMPANY

B-36(a) Certificate of Incorporation of Entergy PTB Holding Company, as executed March 1, 2001 (B-37(a) to Form U5S for the year ended December 31, 2001).

B-36(b) By-Laws of Entergy PTB Holding Company, as of February 28, 2001 and currently in effect (B-37(b) to Form U5S for the year ended December 31, 2001).

ENTERGY THERMAL-UNO, LLC

B-37(a) Limited Liability Company Agreement of Entergy Thermal-UNO, LLC, as executed July 16, 2001 (B-38(a) to Form U5S for the year ended December 31, 2001).

ENTERGY NUCLEAR FINANCE HOLDING, INC.

B-38(a) Amended and Restated Articles of Incorporation of Entergy Nuclear Finance Holding Company, as executed August 24, 2001 (B-39(a) to Form U5S for the year ended December 31, 2001).

B-38(b) By-laws of Entergy Nuclear Finance Holding Company, as of August 17, 2001 and currently in effect (B-39(b) to Form U5S for the year ended December 31, 2001).

ENTERGY DISTRICT ENERGY HOLDINGS

*B-39(a) Certificate of Formation of Entergy District Energy Holdings, LLC, as executed September 22, 2003.

*B-39(b) Limited Liability Company Agreement of Entergy District Energy Holdings, LLC, as executed September 22, 2003.

ENTERGY CORPORATION

C-1(a) See C-2(a) through C-7(e) below for instruments defining the rights of holders of long-term debt of Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans and System Energy.

C-1(b) Credit Agreement, dated as of May 15, 2003, among Entergy Corporation, the Banks (ABN AMRO Bank N.V., Bank One, N.A., Barclays Bank PLC, Bayerische Hypo-und Vereinsbank AG (New York Branch), BNP Paribas, Citibank, N.A., CoBank, ACB, Credit Lyonnais (New York Branch), Credit Suisse First Boston (Cayman Islands Branch), Deutsche Bank AG New York Branch, J. P. Morgan Chase Bank, KBC Bank N.V., KeyBank National Association, Lehman Brothers Bank, FSB, Mellon Bank, N.A., Mizuho Corporate Bank Limited, Morgan Stanley Bank, Regions Bank, Societe Generale, The Bank of New York, The Bank of Nova Scotia, The Royal Bank of Scotland plc, Union Bank of California, N.A., Wachovia Bank (National Association), and West LB AG, New York Branch, formerly know as Westdeutsche Landesbank Girozentrale, New York Branch), and Citibank, N.A., as Administrative Agent (4(c) to Form 10-Q for the quarter ended June 30, 2003 in 1-11299).

C-1(c) Assumption Agreement, dated July 15, 2002, among Entergy Corporation, CO Bank, ACB, (as Additional Lender), and Citibank N.A., (as Administrative Agent) (4(b) to Form 10-Q for the quarter ended June 30, 2002 in 1-11299).

C-1(d) Indenture, dated as of December 1, 2002, between Entergy Corporation and Deutsche Bank Trust Company Americas, as Trustee (4(a)4 to Form 10-K for the year ended December 31, 2002 in 1-11299).

C-1(e) Officer' Certificate for Entergy Corporation (4(c) to Form 10-Q for the quarter ended March 31, 2003).

C-1(f) Officer' Certificate for Entergy Corporation (4(d) to Form 10-Q for the quarter ended March 31, 2003).

C-1(g) Officer' Certificate for Entergy Corporation (4(d) to Form 10-Q for the quarter ended June 30, 2003).

C-1(h) Officer' Certificate for Entergy Corporation (4(a) to Form 10-Q for the quarter ended September 30, 2003).

C-1(i) Officer' Certificate for Entergy Corporation (4(a)9 to Form 10-K for the year ended December 31, 2003).

C-1(j) Officer' Certificate for Entergy Corporation (4(a)10 to Form 10-K for the year ended December 31, 2003).

C-1(k) Credit Agreement, dated as of November 24, 2003, among Entergy Corporation, Bayerische Hypo-und Vereinsbank AG, New York Branch, the Bank, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Administrative Agent (4(a)11 to Form 10-K for the year ended December 31, 2003)..

ENTERGY ARKANSAS

C-2(a) Mortgage and Deed of Trust, dated as of October 1, 1944, as amended by sixty-one Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5463 (Mortgage); 7(b) in 2-7121 (First); 7(c) in 2-7605 (Second); 7(d) in 2-8100 (Third); 7(a)-4 in 2-8482 (Fourth); 7(a)-5 in 2-9149 (Fifth); 4(a)-6 in 2-9789 (Sixth); 4(a)-7 in 2-10261 (Seventh); 4(a)-8 in 2-11043 (Eighth); 2(b)-9 in 2-11468 (Ninth); 2(b)-10 in 2-15767 (Tenth); D in 70-3952 (Eleventh); D in 70-4099 (Twelfth); 4(d) in 2-23185 (Thirteenth); 2(c) in 2-24414 (Fourteenth); 2(c) in 2-25913 (Fifteenth); 2(c) in 2-28869 (Sixteenth); 2(d) in 2-28869 (Seventeenth); 2(c) in 2-35107 (Eighteenth); 2(d) in 2-36646 (Nineteenth); 2(c) in 2-39253 (Twentieth); 2(c) in 2-41080 (Twenty-first); C-1 to Rule 24 Certificate in 70-5151 (Twenty-second); C-1 to Rule 24 Certificate in 70-5257 (Twenty-third); C to Rule 24 Certificate in 70-5343 (Twenty-fourth); C-1 to Rule 24 Certificate in 70-5404 (Twenty-fifth); C to Rule 24 Certificate in 70-5502 (Twenty-sixth); C-1 to Rule 24 Certificate in 70-5556 (Twenty-seventh); C-1 to Rule 24 Certificate in 70-5693 (Twenty-eighth); C-1 to Rule 24 Certificate in 70-6078 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-6174 (Thirtieth); C-1 to Rule 24 Certificate in 70-6246 (Thirty-first); C-1 to Rule 24 Certificate in 70-6498 (Thirty-second); A-4b-2 to Rule 24 Certificate in 70-6326 (Thirty-third); C-1 to Rule 24 Certificate in 70-6607 (Thirty-fourth); C-1 to Rule 24 Certificate in 70-6650 (Thirty-fifth); C-1 to Rule 24 Certificate, dated December 1, 1982, in 70-6774 (Thirty-sixth); C-1 to Rule 24 Certificate, dated February 17, 1983, in 70-6774 (Thirty-seventh); A-2(a) to Rule 24 Certificate, dated December 5, 1984, in 70-6858 (Thirty-eighth); A-3(a) to Rule 24 Certificate in 70-7127 (Thirty-ninth); A-7 to Rule 24 Certificate in 70-7068 (Fortieth); A-8(b) to Rule 24 Certificate, dated July 6, 1989, in 70-7346 (Forty-first); A-8(c) to Rule 24 Certificate, dated February 1, 1990, in 70-7346 (Forty-second); 4 to Form 10-Q for the quarter ended September 30, 1990, in 1-10764 (Forty-third); A-2(a) to Rule 24 Certificate, dated November 30, 1990, in 70-7802 (Forty-fourth); and A-2(b) to Rule 24 Certificate, dated January 24, 1991, in 70-7802 (Forty-fifth); and 4(d)(2) in 33-54298 (Forty-sixth) 4(c)(2) to Form 10-K for the year ended December 31, 1992 in 1-10764 (Forty-seventh); 4(b) to Form 10-Q for the quarter ended June 30, 1993 in 1-10764 (Forty-eighth); 4(c) to Form 10-Q for the quarter ended June 30, 1993 in 1-10764 (Forty-ninth); 4(b) to Form 10-Q for the quarter ended September 30, 1993 in 1-10764 (Fiftieth); 4(c) to Form 10-Q for the quarter ended September 30, 1993 in 1-10764 (Fifty-first); 4(a) to Form 10-Q for the quarter ended June 30, 1994 (Fifty-second); C-2 to Form U5S for the year ended December 31, 1995 (Fifty-third); C-2(a) to Form U5S for the year ended December 31, 1996 (Fifty-fourth); 4(a) to Form 10-Q for the quarter ended March 31, 2000 in 1-10764 (Fifty-fifth); 4(a) to Form 10-Q for the quarter ended September 30, 2001 in 1-10764 (Fifty-sixth); C-2(a) to Form U5S for the year ended December 31, 2001 (Fifty-seventh); 4(c)1 to Form 10-K for the year ended December 31, 2002 (Fifty-eighth); 4(a) to Form 10-Q for the quarter ended June 30, 2003 in 1-10764 (Fifty-ninth); 4(f) to Form 10-Q for the quarter ended June 30, 2003 in 1-10764 (Sixtieth); and 4(h) to Form 10-Q for the quarter ended June 30, 2003 in 1-10764 (Sixty-first)).

C-2(b) Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities between Entergy Arkansas and Bank of New York (as Trustee), dated as of August 1, 1996 (A-1(a) to Rule 24 Certificate dated August 26, 1996 in 70-8723).

C-2(c) Amended and Restated Trust Agreement of Entergy Arkansas Capital I, dated as of August 14, 1996 (A-3(a) to Rule 24 Certificate dated August 26, 1996 in 70-8723).

C-2(d) Guarantee Agreement between Entergy Arkansas (as Guarantor) and The Bank of New York (as Trustee), dated as of August 14, 1996, with respect to Entergy Arkansas Capital I's obligations on its 8 1/2% Cumulative Quarterly Income Preferred Securities, Series A (A-4(a) to Rule 24 Certificate dated August 26, 1996 in 70-8723).

ENTERGY LOUISIANA

C-3(a) Mortgage and Deed of Trust, dated as of April 1, 1944, as amended by fifty-seven Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5317 (Mortgage); 7(b) in 2-7408 (First); 7(c) in 2-8636 (Second); 4(b)-3 in 2-10412 (Third); 4(b)-4 in 2-12264 (Fourth); 2(b)-5 in 2-12936 (Fifth); D in 70-3862 (Sixth); 2(b)-7 in 2-22340 (Seventh); 2(c) in 2-24429 (Eighth); 4(c)-9 in 2-25801 (Ninth); 4(c)-10 in 2-26911 (Tenth); 2(c) in 2-28123 (Eleventh); 2(c) in 2-34659 (Twelfth); C to Rule 24 Certificate in 70-4793 (Thirteenth); 2(b)-2 in 2-38378 (Fourteenth); 2(b)-2 in 2-39437 (Fifteenth); 2(b)-2 in 2-42523 (Sixteenth); C to Rule 24 Certificate in 70-5242 (Seventeenth); C to Rule 24 Certificate in 70-5330 (Eighteenth); C-1 to Rule 24 Certificate in 70-5449 (Nineteenth); C-1 to Rule 24 Certificate in 70-5550 (Twentieth); A-6(a) to Rule 24 Certificate in 70-5598 (Twenty-first); C-1 to Rule 24 Certificate in 70-5711 (Twenty-second); C-1 to Rule 24 Certificate in 70-5919 (Twenty-third); C-1 to Rule 24 Certificate in 70-6102 (Twenty-fourth); C-1 to Rule 24 Certificate in 70-6169 (Twenty-fifth); C-1 to Rule 24 Certificate in 70-6278 (Twenty-sixth); C-1 to Rule 24 Certificate in 70-6355 (Twenty-seventh); C-1 to Rule 24 Certificate in 70-6508 (Twenty-eighth); C-1 to Rule 24 Certificate in 70-6556 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-6635 (Thirtieth); C-1 to Rule 24 Certificate in 70-6834 (Thirty-first); C-1 to Rule 24 Certificate in 70-6886 (Thirty-second); C-1 to Rule 24 Certificate in 70-6993 (Thirty-third); C-2 to Rule 24 Certificate in 70-6993 (Thirty-fourth); C-3 to Rule 24 Certificate in 70-6993 (Thirty-fifth); A-2(a) to Rule 24 Certificate in 70-7166 (Thirty-sixth); A-2(a) to Rule 24 Certificate in 70-7226 (Thirty-seventh); C-1 to Rule 24 Certificate in 70-7270 (Thirty-eighth)); 4(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1988, in 1-8474 (Thirty-ninth); A-2(b) to Rule 24 Certificate in 70-7553 (Fortieth); A-2(d) to Rule 24 Certificate in 70-7553 (Forty-first); A-3(a) to Rule 24 Certificate, in 70-7822 (Forty-second); A-3(b) to Rule 24 Certificate in 70-7822 (Forty-third); A-2(b) to Rule 24 Certificate in 70-7822 (Forty-fourth); and A-3(c) to Rule 24 Certificate in 70-7822 (Forty-fifth); A-2(c) to Rule 24 Certificate dated April 7, 1993 in 70-7822 (Forty-sixth); A-3(d) to Rule 24 Certificate dated June 4, 1993 in 70-7822 (Forth-seventh); A-3(e) to Rule 24 Certificate dated December 21, 1993 in 70-7822 (Forty-eighth); A-3(f) to Rule 24 Certificate dated August 1, 1994 in 70-7822 (Forty-ninth); A-4(c) to Rule 24 Certificate dated September 28, 1994 in 70-7653 (Fiftieth); A-2(a) to Rule 24 Certificate dated April 4, 1996 in 70-8487 (Fifty-first); A-2(a) to Rule 24 Certificate dated April 3, 1998 in 70-9141 (Fifty-second); A-2(b) to Rule 24 Certificate dated April 9, 1999 in 70-9141 (Fifty-third); A-3(a) to Rule 24 Certificate dated July 6, 1999 in 70-9141 (Fifty-fourth); A-2(c) to Rule 24 Certificate dated June 2, 2000 in 70-9141 (Fifty-fifth); A-2(d) to Rule 24 Certificate dated April 4, 2002 in 70-9141 (Fifty-sixth); and A-3(a) to Rule 24 Certificate dated March 30, 2004 in 70-10086 (Fifty-seventh)).

C-3(b) Facility Lease No. 1, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy La. (4(c)-1 in 33-30660).

C-3(c) Facility Lease No. 2, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy La. (4(c)-2 in 33-30660).

C-3(d) Facility Lease No. 3, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy La. (4(c)-3 in 33-30660).

C-3(e) Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities, dated as of July 1, 1996 (A-14(a) to Rule 24 Certificate dated July 25, 1996 in 70-8487).

C-3(f) Amended and Restated Trust Agreement of Entergy Louisiana Capital I dated July 16, 1996 of Series A Preferred Securities (A-16(a) to Rule 24 Certificate dated July 25, 1996 in 70-8487).

C-3(g) Guarantee Agreement between Entergy Louisiana, Inc. (as Guarantor) and The Bank of New York (as Trustee) dated as of July 16, 1996 with respect to Entergy Louisiana Capital I's obligation on its 9% Cumulative Quarterly Income Preferred Securities, Series A (A-19(a) to Rule 24 Certificate dated July 25, 1996 in 70-8487).

ENTERGY MISSISSIPPI

C-4(a) Mortgage and Deed of Trust, dated as of February 1, 1988, as amended by twenty-three Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(a)-2 to Rule 24 Certificate in 70-7461 (Mortgage); A-2(b)-2 to Rule 24 Certificate in 70-7461 (First); A-5(b) to Rule 24 Certificate in 70-7419 (Second); A-4(b) to Rule 24 Certificate in 70-7554 (Third); A-1(b)-1 to Rule 24 Certificate in 70-7737 (Fourth); A-2(b) to Rule 24 Certificate in 70-7914 (Fifth); A-2(e) to Rule 24 Certificate in 70-7914 (Sixth); A-2(g) to Form U-1 in 70-7914 (Seventh); A-2(i) to Rule 24 Certificate in 70-7914 (Eighth); A-2(j) to Rule 24 Certificate dated July 22, 1994 in 70-7914 (ninth); A-2(l) to Rule 24 Certificate dated April 21, 1995 in 70-7914 (Tenth); A-2(a) to Rule 24 Certificate dated June 27, 1997 in 70-8719 (Eleventh); A-2(b) to Rule 24 Certificate dated April 16, 1998 in 70-8719(Twelfth); A-2(c) to Rule 24 Certificate dated May 12, 1999 in 70-8719 (Thirteenth); A-3(a) to Rule 24 Certificate dated June 8, 1999 in 70-8719 (Fourteenth); A-2(d) to Rule 24 Certificate dated February 24, 2000 in 70-8719 (Fifteenth); A-2(a) to Rule 24 Certificate dated February 9, 2001 in 70-9757 (Sixteenth); A-2(b) to Rule 24 Certificate dated October 31, 2002 in 70-9757 (Seventeenth); A-2(c) to Rule 24 Certificate dated December 2, 2002 in 70-9757 (Eighteenth); A-2(d) to Rule 24 Certificate dated February 6, 2003 in 70-9757 (Nineteenth); A-2(e) to Rule 24 Certificate dated April 4, 2003 in 70-9757 (Twentieth); A-2(f) to Rule 24 Certificate dated June 6, 2003 in 70-9757 (Twenty-first); A-3(a) to Rule 24 Certificate dated April 8, 2004 in 70-10157 (Twenty-second); and A-3(b) to Rule 24 Certificate dated April 29, 2004 in 70-10157 (Twenty-third)).

ENTERGY NEW ORLEANS

C-5(a) Mortgage and Deed of Trust, dated as of May 1, 1987, as amended by eleven Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(c) to Rule 24 Certificate in 70-7350 (Mortgage); A-5(b) to Rule 24 Certificate in 70-7350 (First); A-4(b) to Rule 24 Certificate in 70-7448 (Second); 4(f)4 to Form 10-K for the year ended December 31, 1992 in 0-5807 (Third); 4(a) to Form 10-Q for the quarter ended September 30, 1993 in 0-5807 (Fourth); 4(a) to Form 8-K dated April 26, 1995 in 0-5807 (Fifth); 4(a) to Form 8-K dated March 22, 1996 in 0-5807 (Sixth); 4(b) to Form 10-Q for the quarter ended June 30, 1998 in 0-5807 (Seventh); 4(d) to Form 10-Q for the quarter ended June 30, 2000 in 0-5807 (Eighth); C-5(a) to Form U5S for the year ended December 31, 2000 (Ninth); 4(b) to Form 10-Q for the quarter ended September 30, 2002 in 0-5807 (Tenth); and 4(k) to Form 10-Q for the quarter ended June 30, 2003 in 0-5807 (Eleventh)).

SYSTEM ENERGY

C-6(a) Mortgage and Deed of Trust, dated as of June 15, 1977, as amended by twenty-two Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-1 in 70-5890 (Mortgage); B and C to Rule 24 Certificate in 70-5890 (First); B to Rule 24 Certificate in 70-6259 (Second); 20(a)-5 to Form 10-Q for the quarter ended June 30, 1981, in 1-3517 (Third); A-1(e)-1 to Rule 24 Certificate in 70-6985 (Fourth); B to Rule 24 Certificate in 70-7021 (Fifth); B to Rule 24 Certificate in 70-7021 (Sixth); A-3(b) to Rule 24 Certificate in 70-7026 (Seventh); A-3(b) to Rule 24 Certificate in 70-7158 (Eighth); B to Rule 24 Certificate in 70-7123 (Ninth); B-1 to Rule 24 Certificate in 70-7272 (Tenth); B-2 to Rule 24 Certificate in 70-7272 (Eleventh); B-3 to Rule 24 Certificate in 70-7272 (Twelfth); B-1 to Rule 24 Certificate in 70-7382 (Thirteenth); and B-2 to Rule 24 Certificate in 70-7382 (Fourteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Fifteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Sixteenth); A-2(d) to Rule 24 Certificate in 70-7946 (Seventeenth); A-2(e) to Rule 24 Certificate in 70-7946 (Eighteenth); A-2(g) to Rule 24 Certificate dated May 6, 1994 in 70-7946 (Nineteenth); A-2(a)(1) to Rule 24 Certificate dated August 8, 1996 in 70-8511 (Twentieth); A-2(a)(2) to Rule 24 Certificate dated August 8, 1996 in 70-8511 (Twenty-first); and A-2(a) to Rule 24 Certificate dated October 4, 2002 in 70-9753 (Twenty-second)).

C-6(b) Facility Lease No. 1, dated as of December 1, 1988, between Meridian Trust Company and Stephen M. Carta, (Steven Kaba, Seccessor) as Owner Trustees, and System Energy (B-2(c)(1) to Rule 24 Certificate, dated January 9, 1989, in 70-7561), as supplemented by Lease Supplement No. 1 dated as of April 1, 1989 (B-22(b) (1) to Rule 24 Certificate dated April 21, 1989 in 70-7561) and Lease Supplement No. 2 dated as of January 1, 1994 (B-3(d) to Rule 24 Certificate dated January 31, 1994 in 70-8215).

C-6(c) Facility Lease No. 2, dated as of December 1, 1988, between Meridian Trust Company and Stephen M. Carta, as Owner Trustees, and System Energy (B-2(c)(2) to Rule 24 Certificate, dated January 9, 1989, in 70-7561), as supplemented by Lease Supplement No. 1 dated as of April 1, 1989 (B-22(b) (2) to Rule 24 Certificate dated April 21, 1989 in 70-7561) and Lease Supplement No. 2 dated as of January 1, 1994 (B-4(d) Rule 24 Certificate dated January 31, 1994 in 70-8215).

ENTERGY GULF STATES

C-7(a) Indenture of Mortgage, dated September 1, 1926, as amended by certain Supplemental Indentures (B-a-I-1 in 2-2449 (Mortgage); 7-A-9 in 2-6893 (Seventh); B to Form 8-K dated September 1, 1959 (Eighteenth); B to Form 8-K dated February 1, 1966 (Twenty-second); B to Form 8-K dated March 1, 1967 (Twenty-third); C to Form 8-K dated March 1, 1968 (Twenty-fourth); B to Form 8-K dated November 1, 1968 (Twenty-fifth); B to Form 8-K dated April 1, 1969 (Twenty-sixth); 2-A-8 in 2-66612 (Thirty-eighth); 4-2 to Form 10-K for the year ended December 31, 1984 in 1-27031 (Forty-eighth); 4-2 to Form 10-K for the year ended December 31, 1988 in 1-27031 (Fifty-second); 4 to Form 10-K for the year ended December 31, 1991 in 1-27031 (Fifty-third); 4 to Form 8-K dated July 29, 1992 in 1-27031 (Fifth-fourth); 4 to Form 10-K dated December 31, 1992 in 1-27031 (Fifty-fifth); 4 to Form 10-Q for the quarter ended March 31, 1993 in 1-27031 (Fifty-sixth); 4-2 to 2-76551 (Fifty-seventh); 4(b) to Form 10-Q for the quarter ended March 31, 1999 in 1-27031 (Fifty-eighth); A-2(a) to Rule 24 Certificate dated June 23, 2000 in 70-8721 (Fifty-ninth); A-2(a) to Rule 24 Certificate dated September 10, 2001 in 70-9751 (Sixtieth); A-2(b) to Rule 24 Certificate dated November 18, 2002 in 70-9751 (Sixty-first); A-2(c) to Rule 24 Certificate dated December 6, 2002 in 70-9751 (Sixty-second); A-2(d) to Rule 24 Certificate dated June 16, 2003 in 70-9751 (Sixty-third); A-2(e) to Rule 24 Certificate dated June 27, 2003 in 70-9751 (Sixty-fourth); A-2(f) to Rule 24 Certificate dated July 11, 2003 in 70-9751 (Sixty-fifth); and A-2(g) to Rule 24 Certificate dated July 28, 2003 in 70-9751 (Sixty-sixth)).

C-7(b) Indenture, dated March 21, 1939, accepting resignation of The Chase National Bank of the City of New York as trustee and appointing Central Hanover Bank and Trust Company as successor trustee (B-a-1-6 in 2-4076).

C-7(c) Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities, dated as of January 15, 1997 (A-11(a) to Rule 24 Certificate dated February 6, 1997 in 70-8721).

C-7(d) Amended and Restated Trust Agreement of Entergy Gulf States Capital I dated January 28, 1997 of Series A Preferred Securities (A-13(a) to Rule 24 Certificate dated February 6, 1997 in 70-8721).

C-7(e) Guarantee Agreement between Entergy Gulf States, Inc. (as Guarantor) and The Bank of New York (as Trustee) dated as of January 28, 1997 with respect to Entergy Gulf States Capital I's obligation on its 8.75% Cumulative Quarterly Income Preferred Securities, Series A (A-14(a) to Rule 24 Certificate dated February 6, 1997 in 70-8721).

ENTERGY CORPORATION SYSTEM COMPANIES

D-1 Copy of the Middle South Utilities, Inc. and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated April 28, 1988 (D-1 to Form U5S for the year ended December 31, 1987).

D-2 Copy of First Amendment to the Middle South Utilities, Inc. and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1990 (D-2 to Form U5S for the year ended December 31, 1989).

D-3 Copy of Second Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1992 (D-3 to Form U5S for the year ended December 31, 1992).

D-4 Copy of Third Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1994 (D-3(a) to Form U5S for the year ended December 31, 1993).

D-5 Copy of Fourth Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated April 1, 1997 (D-5 to Form U5S for the year ended December 31, 1996).

*F Entergy Arkansas Preferred Stock Redeemed During 2003; Entergy Arkansas Long-Term Debt, including First Mortgage Bonds, Retired During 2003; Entergy Gulf States Preferred Stock Redeemed During 2003; Entergy Gulf States Long-Term Debt Retired During 2003; Entergy Louisiana Preferred Stock Redeemed During 2003; Entergy Louisiana Long-Term Debt, including First Mortgage Bonds, Retired During 2003; Entergy Mississippi Preferred Stock Redeemed During 2003; Entergy Mississippi Long-Term Debt, including First Mortgage Bonds, Retired During 2003; Entergy New Orleans Preferred Stock Redeemed During 2003; Entergy New Orleans General & Refunding Mortgage Bonds Retired During 2003; and System Energy Long-Term Debt, including First Mortgage Bonds Retired during 2003.

H See "Item 1 System Companies and Investments Therein as of December 31, 2003" for a copy of the organization chart of Entergy Corporation and its subsidiaries, showing the relationship of each EWG or foreign utility in which the system holds an interest to other system companies, dated December 31, 2003.

*I-1 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Power Development Corporation for the year ended December 31, 2003 (Exhibit I-1 is being filed pursuant to Rule 104.).

*I-2 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Nuclear Holding Company #1 for the year ended December 31, 2003 (Exhibit I-2 is being filed pursuant to Rule 104.).

*I-3 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Nuclear Holding Company #3 for the year ended December 31, 2003 (Exhibit I-3 is being filed pursuant to Rule 104.).

*I-4 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Power Ventures, LP for the year ended December 31, 2003 (Exhibit I-4 is being filed pursuant to Rule 104.).

*I-5 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Warren Power, LLC for the year ended December 31, 2003 (Exhibit I-5 is being filed pursuant to Rule 104.).

*I-6 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Northern Iowa Windpower, LLC for the year ended December 31, 2003 (Exhibit I-6 is being filed pursuant to Rule 104.).

_______________________

*

Exhibits indicated by an asterisk preceding the exhibit number are filed herewith. The balance of the exhibits have heretofore been filed with the Securities and Exchange Commission, respectively, as the exhibits and in the file numbers indicated and are incorporated herein by reference.

The Jackson Gas Light Company, Entergy Power & Light Company and The Light, Heat and Water Company of Jackson, Mississippi are inactive companies and copies of exhibits are not included for this reason. No exhibits pertaining to ARKCO are included. (See notes (4) and (5) to Item 1 of this Form.)

EXHIBIT F

ITEM 4. SUPPORTING SCHEDULES

Entergy Arkansas: Long-Term Debt Redeemed in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	6.650%	08/01/2005	$115,000,000	$115,000,000
First Mortgage Bonds	7.500%	08/01/2007	$100,000,000	$100,000,000
			$215,000,000	$215,000,000

Entergy Arkansas: Long-Term Debt Retired in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	7.720%	03/01/2003	$100,000,000	$100,000,000
First Mortgage Bonds	6.000%	10/01/2003	$155,000,000	$155,000,000
			$255,000,000	$255,000,000

Entergy Gulf States: Preferred Stock Redeemed in 2003
Series	Dividend Rate		Number of Shares	Consideration
Adjustable Rate Series A	7.00%		12,000	$1,200,000
Adjustable Rate Series B	7.00%		45,000	$2,250,000
			57,000	$3,450,000

Entergy Gulf States: Long-Term Debt Redeemed in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
FMB LIBOR Quarterly Rate	LIBOR + 1.2%	06/02/2003	$260,000,000	$260,000,000
FMB LIBOR Monthly Rate	LIBOR + 1.3%	09/01/2004	$300,000,000	$300,000,000
First Mortgage Bonds	9.940%	01/01/2022	$150,000,000	$150,000,000
First Mortgage Bonds	8.700%	04/01/2024	$294,950,000	$294,950,000
			$1,004,950,000	$1,004,950,000

Entergy Gulf States: Long-Term Debt Retired in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	6.750%	03/01/2003	$33,000,000	$33,000,000

Entergy Louisiana: Long-Term Debt Repurchased in 2003
Series
	Interest Rate	Maturity Date	Principal Amount	Consideration
General & Refunding	5.350%	10/01/2029	$110,950,000	$110,950,000

Entergy Louisiana: Long-Term Debt Retired in 2003
Series
	Interest Rate	Maturity Date	Principal Amount	Consideration
Waterford 3 Sale/Leaseback Principal payment			$35,415,914	$35,415,914
First Mortgage Bonds	8.500%	06/01/2003	$150,000,000	$150,000,000
			$185,415,914	$185,415,914

EXHIBIT F

ITEM 4. SUPPORTING SCHEDULES (continued)

Entergy Mississippi: Long-Term Debt Redeemed in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
General & Refunding Mortgage Bonds	8.250%	07/01/2003	$25,000,000	$25,000,000
General & Refunding Mortgage Bonds	6.250%	11/01/2003	$65,000,000	$65,000,000
General & Refunding Mortgage Bonds	LIBOR + .65%	05/03/2004	$50,000,000	$50,000,000
			$140,000,000	$140,000,000

Entergy Mississippi: Long-Term Debt Retired in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	6.250%	02/01/2003	$70,000,000	$70,000,000
First Mortgage Bonds	7.750%	02/15/2003	$120,000,000	$120,000,000
			$190,000,000	$190,000,000

Entergy New Orleans: Long-Term Debt Redeemed in 2003
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	6.650%	03/01/2004	$30,000,000	$30,000,000
First Mortgage Bonds	8.000%	03/01/2006	$40,000,000	$40,000,000
First Mortgage Bonds	7.000%	07/15/2008	$30,000,000	$30,000,000
			$100,000,000	$100,000,000

*	All retirements of securities were made in reliance on Rule 42 promulgated under the Holding Company Act.

SIGNATURES

The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

ENTERGY CORPORATION

By: /s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer

Dated: April 30, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Annual Report on Form U5S of Entergy Corporation, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2003, of our reports dated March 9, 2004, appearing in the combined Annual Report on Form 10-K of Entergy Corporation and its subsidiaries (Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., and System Energy Resources, Inc.) for the year ended December 31, 2003. Our reports on the consolidated financial statements of Entergy Corporation include an explanatory paragraph regarding its change in 2003 in the method of accounting for asset retirement obligations and for consolidation of variable interest entities, its change in 2002 in the method of accounting for goodwill and intangible assets, and its change in 2001 in the method of accounting for derivative instruments. Our reports on the financial statements of Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc., each include an explanatory paragraph regarding their change in 2003 in the method of accounting for asset retirement obligations and for consolidation of variable interest entities.

/s/ Deloitte & Touche

New Orleans, Louisiana
April 29, 2004
ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003
(In Thousands, Except Share Data)

				INTERCOMPANY
				ELIMINATIONS
				AND		ENTERGY		ENTERGY		ENTERGY
		CONSOLIDATED		ADJUSTMENTS		ARKANSAS		GULF STATES		LOUISIANA

Operating Revenues:
Domestic electric		$7,397,175		$2,096,300		$1,589,670		$2,579,916		$2,165,570
Natural gas		186,176		1		....		59,821		....
Competitive businesses		1,611,569		(1,428,661)		....		....		....
Total		9,194,920		667,640		1,589,670		2,639,737		2,165,570
Operating Expenses:
Operation:
Fuel for electric generation
and fuel-related expenses		1,987,217		(184,285)		153,866		693,612		525,645
Purchased power		1,697,959		975,369		476,447		838,498		668,337
Nuclear refueling outage expenses		159,995		(98,487)		23,638		14,045		11,130
Provision for turbine commitments, asset impairments
and restructuring charges		(7,743)		7,743		....		....		....
Other operation and maintenance		2,484,436		261,342		402,108		457,428		376,770
Decommissioning		146,100		(53,577)		35,887		14,268		20,569
Taxes other than income taxes		405,659		(42,309)		37,385		117,009		70,084
Depreciation and amortization		850,503		(20,752)		202,497		199,583		192,972
Other regulatory charges (credits) - net		(13,761)		(1)		(39,347)		(2,476)		(2,160)
Total		7,710,365		845,043		1,292,481		2,331,967		1,863,347
Operating Income		1,484,555		(177,403)		297,189		307,770		302,223
Other Income (Deductions):
Allowance for equity funds used during
construction		42,710		(1)		12,153		15,855		6,900
Gain / (loss) on sale of assets		....		....		....		....		....
Interest and dividend income		87,386		(4,297)		9,790		17,902		8,820
Equity in earnings of subsidiaries		271,647		677,209		....		....		....
Miscellaneous - net		(76,505)		(59,890)		(4,332)		(109,389)		(3,100)
Total		325,238		613,021		17,611		(75,632)		12,620
Interest and Other Charges:				....
Interest on long-term debt		485,964		(16,346)		87,666		148,516		73,227
Other interest - net		53,553		(6,720)		3,555		8,827		3,529
Allowance for borrowed funds used during				....
construction		(33,191)		....		(7,726)		(13,349)		(5,475)
Total		506,326		(23,066)		83,495		143,994		71,281

Income (Loss) Before Income Taxes		1,303,467		458,684		231,305		88,144		243,562

Income Taxes		490,074		(151,556)		105,296		24,249		97,408

Income Before Cumulative Effect of Accounting Change		813,393		616,130		126,009		63,895		146,154

Cumulative Effect of Accounting Change		137,074		(158,407)		....		(21,333)		....

Net Income (Loss)		950,467		457,723		126,009		42,562		146,154

Preferred Dividend Requirements and other		23,524		1		7,776		4,701		6,714

Earnings (Loss) Applicable to Common Stock		$926,943		$457,722		$118,233		$37,861		$139,440

Earnings per average common share
Basic		$3.48
Diluted		$3.42
Dividends declared per common share		$1.60
Average number of common shares outstanding
Basic		226,804,370
Diluted		231,146,040

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003
(In Thousands, Except Share Data)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY		ENTERGY
		MISSISSIPPI		NEW ORLEANS		ENERGY		CORPORATION		OPERATIONS
										(unaudited)

Operating Revenues:
Domestic electric		$1,035,360		$527,660		$583,820	$	....		$19,959
Natural gas		....		126,356		....		....		....
Competitive businesses		....		....		....		....		....
Total		1,035,360		654,016		583,820		....		19,959
Operating Expenses:
Operation:
Fuel for electric generation
and fuel-related expenses		155,168		214,735		43,132		....		....
Purchased power		449,971		231,787		....		....		....
Nuclear refueling outage expenses		....		....		12,695		....		....
Provision for turbine commitments, asset impairments
and restructuring charges
Other operation and maintenance		174,192		108,217		105,333		(2,284)		18,027
Decommissioning		....		....		21,799		....		....
Taxes other than income taxes		47,734		42,198		25,521		753		977
Depreciation and amortization		62,984		30,004		109,528		591		260
Other regulatory charges (credits) - net		3,664		(843)		27,400		....		....
Total		893,713		626,098		345,408		(940)		19,264
Operating Income		141,647		27,918		238,412		940		695
Other Income (Deductions):
Allowance for equity funds used during
construction		4,576		2,085		1,140		....		....
Gain / (loss) on sale of assets		....		....		....		....		....
Interest and dividend income		1,030		825		7,556		36,400		....
Equity in earnings of subsidiaries		....		....		....		948,856		....
Miscellaneous - net		(2,242)		(1,453)		(1,194)		(4,118)		(765)
Total		3,364		1,457		7,502		981,138		(765)
Interest and Other Charges:
Interest on long-term debt		43,879		17,436		62,802		36,092		....
Other interest - net		3,585		350		1,818		23,617		(58)
Distributions on preferred securities of subsidiaries		....		....		....		....		....
Allowance for borrowed funds used during
construction		(3,942)		(2,145)		(554)		....		....
Total		43,522		15,641		64,066		59,709		(58)

Income (Loss) Before Income Taxes		101,489		13,734		181,848		922,369		(12)

Income Taxes		34,431		5,875		75,845		(4,574)		(12)

Income Before Cumulative Effect of Accounting Change		67,058		7,859		106,003		926,943		....

Cumulative Effect of Accounting Change		....		....		....		....		....

Net Income (Loss)		67,058		7,859		106,003		926,943		....

Preferred Dividend Requirements and other		3,369		965		....		....		....

Earnings (Loss) Applicable to Common Stock		$63,689		$6,894		$106,003		$926,943	$	....

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003
(In Thousands, Except Share Data)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY
		POWER		SERVICES		FUELS		ENTERPRISES
		(unaudited)		(unaudited)		(unaudited)		(unaudited)

Operating Revenues:
Domestic electric	$	....		$784,277		$207,243	$	....
Natural gas		....		....		....		....
Competitive businesses		30,866		....		....		152,042
Total		30,866		784,277		207,243		152,042
Operating Expenses:
Operation:
Fuel for electric generation
and fuel-related expenses		15,232		....		1,542		....
Purchased power		8,288		....		....		....
Nuclear refueling outage expenses		....		....		....		....
Provision for turbine commitments, asset impairments
and restructuring charges		....		....		....		....
Other operation and maintenance		7,902		728,113		204,715		165,257
Decommissioning		....		....		....		....
Taxes other than income taxes		394		19,445		148		1,702
Depreciation and amortization		3,852		25,805		3		1,672
Other regulatory charges (credits) - net		....		....		....		....
Total		35,668		773,363		206,408		168,631
Operating Income		(4,802)		10,914		835		(16,589)
Other Income (Deductions):
Allowance for equity funds used during
construction		....		....		....		....
Gain / (loss) on sale of assets		....		....		....		....
Interest and dividend income		38		....		161		567
Equity in earnings of subsidiaries		....		....		....		....
Miscellaneous - net		(33)		(10,529)		(3)		763
Total		5		(10,529)		158		1,330
Interest and Other Charges:
Interest on long-term debt		....		....		....		....
Other interest - net		66		497		1,043		4
Distributions on preferred securities of subsidiaries		....		....		....		....
Allowance for borrowed funds used during
construction		....		....		....		....
Total		66		497		1,043		4

Income (Loss) Before Income Taxes		(4,863)		(112)		(50)		(15,263)

Income Taxes		(1,968)		(112)		(50)		(3,760)

Income Before Cumulative Effect of Accounting Change		(2,895)		....		....		(11,503)

Cumulative Effect of Accounting Change		....		....		....		....

Net Income (Loss)		(2,895)		....		....		(11,503)

Preferred Dividend Requirements and other		....		....		....		....

Earnings (Loss) Applicable to Common Stock		$(2,895)	$	....	$	....		$(11,503)

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND		ENTERGY	ENTERGY		ENTERGY
	CONSOLIDATED		ADJUSTMENTS		ARKANSAS	GULF STATES		LOUISIANA
OPERATING ACTIVITIES:

Net Income (Loss)	$950,467		$457,723		$126,009	$42,562		$146,154
Noncash items included in net income
Reserve for regulatory adjustments	13,090		2,365		....	12,605		1,858
Other regulatory charges (credits) - net	(13,761)		(1)		(39,347)	(2,476)		(2,160)
Depreciation, amortization and decommissioning	996,603		(74,329)		238,384	213,851		213,541
Deferred income taxes and investment tax credits	1,189,531		(280,527)		48,357	24,574		859,157
Allowance for equity funds used during construction	(42,710)		1		(12,153)	(15,855)		(6,900)
Cumulative effect of accounting change	(137,074)		158,407		....	21,333
Gain on sale of assets - net	....		....		....	....		....
Equity in undistributed earnings of subsidiaries	(176,036)		(767,023)		....	....		....
Provision for turbine commitments and asset impairments	(7,743)		7,743		....	....		....
Changes in working capital:
Receivables	(140,612)		(47,745)		(29,616)	(96,409)		(4,418)
Fuel inventory	(14,015)		....		4,159	(1,469)		....
Accounts payable	(60,164)		124,460		40,615	(17,013)		49,028
Taxes accrued	(828,539)		15,129		(16,262)	(35,914)		(804,805)
Interest accrued	(35,837)		(1,837)		(6,348)	(1,900)		(10,324)
Deferred fuel	(33,874)		2		(46,333)	59,165		(56,211)
Other working capital accounts	16,809		102,167		(14,278)	(11,906)		10,395
Provision for estimated losses and reserves	196,619		(39,128)		8,686	115,878		12,194
Common stock dividends received	....		424,993		....	....		....
Changes in other regulatory assets	22,671		(93,689)		(54,745)	3,983		59,169
Other	110,395		286,536		190,392	114,954		(52,739)
Net cash flow provided by (used in) operating activities	2,005,820		275,247		437,520	425,963		413,939

INVESTING ACTIVITIES:
Construction/capital expenditures	(1,568,943)		354,693		(334,556)	(348,507)		(257,754)
Allowance for equity funds used during construction	42,710		(1)		12,153	15,855		6,900
Nuclear fuel purchases	(224,308)		3,083		(60,685)	(39,959)		(41,525)
Proceeds from sale/leaseback of nuclear fuel	150,135		74,467		60,685	38,029		41,525
Investment in subsidiaries	....		(254,894)		....	....		....
Proceeds from sale of assets and businesses	25,987		(25,987)		....	....		....
Investment in nonregulated/nonutility properties	(71,438)		71,438		....	....		....
Loans to affiliates	....		....		....	....		....
Decrease (increase) in other investments	172,187		(172,187)		....	....		....
Changes in other temporary investments - net	(50,000)		(12)		....	(23,579)		(12)
Decommissioning trust contributions and			....
realized change in trust assets	(91,518)		32,777		(8,279)	(11,428)		(17,506)
Other regulatory investments	(156,446)		(1)		(6,827)	(77,050)		....
Other	(11,496)		(48,223)		....	....		....
Net cash flow provided by (used in) investing activities	(1,783,130)		35,153		(337,509)	(446,639)		(268,372)

FINANCING ACTIVITIES:
Proceeds from issuance of:
Long-term debt	2,221,164		(1)		361,726	1,032,682		....
Common stock	217,521		5,000		....	....		....
Retirement of long-term debt	(2,409,917)		253,007		(471,040)	(1,048,129)		(296,366)
Repurchase of common stock	(8,135)		....		....	....		....
Redemption of preferred stock	(3,450)		....		....	(3,450)		....
Changes in short-term borrowings	(499,975)		....		....	....		....
Dividends paid:					....
Common stock	(362,814)		(422,901)		(69,600)	(68,100)		(145,500)
Preferred stock	(23,524)		(1)		(7,776)	(4,701)		(6,714)
Change in advances from parent company	....		4,113		....	....		....
Capital contributions returned to parent	....		....		....	....		....
Advances to subsidiaries	....		(118,849)		....	....		....
Other	....		....		....	....		....
Net cash flow provided by (used in) financing activities	(869,130)		(279,632)		(186,690)	(91,698)		(448,580)

Effect of exchange rates on cash and cash equivalents	3,345		(3,345)		....	....		....

Net increase (decrease) in cash and cash equivalents	(643,095)		27,423		(86,679)	(112,374)		(303,013)
Cash and cash equivalents at beginning of year	1,335,328		(231,719)		95,513	318,404		311,800
Cash and cash equivalents at end of year	$692,233		$(204,296)		$8,834	$206,030		$8,787

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY		ENTERGY
	MISSISSIPPI		NEW ORLEANS		ENERGY	CORPORATION		OPERATIONS
OPERATING ACTIVITIES:								(unaudited)

Net Income (Loss)	$67,058		$7,859		$106,003	$926,943	$	....
Noncash items included in net income
Reserve for regulatory adjustments	992		....		....	....		....
Other regulatory charges (credits) - net	3,664		(843)		27,400	....		....
Depreciation, amortization and decommissioning	62,984		30,004		131,327	591		260
Deferred income taxes and investment tax credits	34,836		15,401		(35,207)	(2,811)		(350)
Allowance for equity funds used during construction	(4,576)		(2,085)		(1,140)	....		....
Cumulative effect of accounting change
Gain on sale of assets - net	....		....		....	....		....
Equity in undistributed earnings of subsidiaries	....		....		....	(943,059)		....
Provision for turbine commitments and asset impairments	....		....		....	....		....
Changes in working capital:
Receivables	(23,179)		(41,308)		(8,025)	(878)		11,222
Fuel inventory	575		(2,296)		....	....		....
Accounts payable	1,244		17,817		(1,232)	(9,258)		520
Taxes accrued	18,133		(1,999)		(12,815)	....		497
Interest accrued	(5,922)		(276)		(12,904)	....		....
Deferred fuel	21,669		(12,162)		....	....		....
Other working capital accounts	11,255		(7,553)		1,463	145,014		(685)
Provision for estimated losses and reserves	(1,137)		(1,634)		2,914	....		1,259
Common stock dividends received	....		....		....	424,993		....
Changes in other regulatory assets	(9,061)		(9,473)		26,307	....		(7,181)
Other	74,753		15,742		(123,274)	92,933		5,412
Net cash flow provided by (used in) operating activities	253,288		7,194		100,817	634,468		10,954

INVESTING ACTIVITIES:
Construction/capital expenditures	(188,995)		(66,285)		(18,195)	874		(2,822)
Allowance for equity funds used during construction	4,576		2,085		1,140	....		....
Nuclear fuel purchases	....		....		....	....		....
Proceeds from sale/leaseback of nuclear fuel	....		....		....	....		....
Investment in subsidiaries	....		....		....	(254,894)		....
Proceeds from sale of assets and businesses	....		....		....	....		....
Investment in nonregulated/nonutility properties	....		....		....	....		....
Loans to affiliates	....		....		....	....		....
Decrease (increase) in other investments	....		....		....	....		....
Changes in other temporary investments - net	(7,506)		(606)		(6,482)	(10,328)		(1,499)
Decommissioning trust contributions and
realized change in trust assets	....		....		(21,528)	....		....
Other regulatory investments	(72,570)		....		....	....		....
Other	....		....		....	(59,719)		....
Net cash flow provided by (used in) investing activities	(264,495)		(64,806)		(45,065)	(324,067)		(4,321)

FINANCING ACTIVITIES:
Proceeds from issuance of:
Long-term debt	292,393		....		....	534,362		....
Common stock	....		....		....	217,521		....
Retirement of long-term debt	(330,000)		....		(11,375)	....		....
Repurchase of common stock	....		....		....	(8,135)		....
Redemption of preferred stock	....		....		....	....		....
Changes in short-term borrowings	....		....		....	(499,975)		....
Dividends paid:
Common stock	(31,700)		(3,001)		(105,000)	(362,814)		....
Preferred stock	(3,369)		(965)		....	....		....
Change in advances from parent company	....		....		....	....		....
Capital contributions returned to parent	....		....		....	....		....
Advances to subsidiaries	....		....		....	(118,849)		....
Other	....		....		....	....		....
Net cash flow provided by (used in) financing activities	(72,676)		(3,966)		(116,375)	(237,890)		....

Effect of exchange rates on cash and cash equivalents	....		....		....	....		....

Net increase (decrease) in cash and cash equivalents	(83,883)		(61,578)		(60,623)	72,511		6,633
Cash and cash equivalents at beginning of year	147,721		66,247		113,159	7,887		4,993
Cash and cash equivalents at end of year	$63,838		$4,669		$52,536	$80,398		$11,626

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY
OPERATING ACTIVITIES:	POWER		SERVICES		FUELS	ENTERPRISES
	(unaudited)		(unaudited)		(unaudited)	(unaudited)

Net Income (Loss)	$(2,895)	$	....	$	....	$(11,503)
Noncash items included in net income
Reserve for regulatory adjustments	....		....		....	....
Other regulatory charges (credits) - net	....		....		....	....
Depreciation, amortization and decommissioning	3,852		25,805		3	1,672
Deferred income taxes and investment tax credits	(1,104)		(41,111)		(1,211)	8,473
Allowance for equity funds used during construction	....		....		....	....
Cumulative effect of accounting change
Gain on sale of assets - net	....		....		....	....
Equity in undistributed earnings of subsidiaries	....		....		....	....
Provision for turbine commitments and asset impairments	....		....		....	....
Changes in working capital:
Receivables	612		(22,851)		20,269	6,224
Fuel inventory	344		....		(15,328)	....
Accounts payable	(2,158)		3		(10,587)	(4,683)
Taxes accrued	(50)		40,233		(221)	(207)
Interest accrued	....		....		....	....
Deferred fuel	....		....		....	....
Other working capital accounts	(56)		(1,991)		(8,201)	(4,481)
Provision for estimated losses and reserves	....		19,331		....	....
Common stock dividends received	....		....		....	....
Changes in other regulatory assets	....		(80,017)		....	....
Other	(3,632)		96,015		5,255	(18,880)
Net cash flow provided by (used in) operating activities	(5,087)		35,417		(10,021)	(23,385)

INVESTING ACTIVITIES:
Construction/capital expenditures	(331)		(16,092)		(1)	18,414
Allowance for equity funds used during construction	....		....		....	....
Nuclear fuel purchases	....		....		(79,056)	....
Proceeds from sale/leaseback of nuclear fuel	....		....		84,363	....
Investment in subsidiaries	....		....		....	....
Proceeds from sale of assets and businesses	....		....		....	....
Investment in nonregulated/nonutility properties	....		....		....	....
Loans to affiliates	....		....		....	....
Decrease (increase) in other investments	....		....		....	....
Changes in other temporary investments - net	....		....		....	....
Decommissioning trust contributions and realized
change in trust assets	....		....		....	....
Other regulatory investments	....		....		....	....
Other	....		....		....	....
Net cash flow provided by (used in) investing activities	(331)		(16,092)		5,306	18,414

FINANCING ACTIVITIES:
Proceeds from issuance of:
Long-term debt	....		....		....	....
Common stock	....		....		....	5,000
Retirement of long-term debt	....		....		....	....
Repurchase of common stock	....		....		....	....
Redemption of preferred stock	....		....		....	....
Changes in short-term borrowings	....		....		....	....
Dividends paid:	....		....		....	....
Common stock	....		....		....	....
Preferred stock	....		....		....	....
Change in advances from parent company	4113		....		....	....
Capital contributions returned to parent	....		....		....	....
Advances to subsidiaries	....		....		....	....
Other	....		....		....	....
Net cash flow provided by (used in) financing activities	4,113		....		....	5,000

Effect of exchange rates on cash and cash equivalents	....		....		....	....

Net increase (decrease) in cash and cash equivalents	(1,305)		19,325		(4,715)	29
Cash and cash equivalents at beginning of year	3,305		25,124		4,740	4,716
Cash and cash equivalents at end of year	$2,000		$44,449		$25	$4,745

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

		INTERCOMPANY
		ELIMINATIONS
		AND	ENTERGY		ENTERGY	ENTERGY
ASSETS	CONSOLIDATED	ADJUSTMENTS	ARKANSAS		GULF STATES	LOUISIANA

Current Assets:
Cash and cash equivalents:
Cash	$115,112	$(20,662)	$8,834		$20,754	$8,787
Temporary cash investments - at cost
which approximates market	576,813	(183,326)	....		185,276	....
Special deposits	308	(308)	....		....	....
Total cash and cash equivalents	692,233	(204,296)	8,834		206,030	8,787
Other temporary investments	50,000	....	....		23,579
Notes receivable	1,730	653,675	....		....	....
Accounts receivable:
Customer	398,091	(15,541)	69,036		115,729	93,393
Allowance for doubtful accounts	(25,976)	1,070	(9,020)		(4,856)	(4,487)
Associated companies	....	517,730	50,390		76,726	9,074
Other	246,824	(85,906)	30,930		27,243	12,334
Accrued unbilled revenues	384,860	(15,200)	64,732		114,442	138,164
Total receivables	1,003,799	402,153	206,068		329,284	248,478
Deferred fuel costs	245,973	2,720	10,557		118,449	30,609
Accumulated deferred income taxes	....	32,267	18,362		6,116	....
Fuel inventory - at average cost	110,482	2,911	6,722		50,863	....
Materials and supplies - at average cost	548,921	(203,620)	80,506		99,357	74,349
Deferred nuclear refueling outage costs	138,836	(96,838)	19,793		....	19,226
Prepayments and other	127,270	70,374	23,938		51,236	67,623
Total	2,919,244	659,346	374,780		884,914	449,072

Other Property and Investments:
Investment in affiliates - at equity	1,053,328	7,588,460	11,212		....	14,230
Decommissioning trust funds	2,278,533	(1,325,219)	360,485		267,917	151,996
Non-utility property - at cost (less accumulated depreciation)	262,384	(93,184)	1,456		139,911	21,307
Other	152,681	(122,923)	4,832		21,852	2,177
Total	3,746,926	6,047,134	377,985		429,680	189,710

Property, Plant and Equipment:
Electric	28,035,899	(1,461,688)	5,948,090		8,208,394	5,836,914
Property under capital lease	751,815	....	24,047		11,009	250,102
Natural gas	236,622	(431)	....		69,180	....
Construction work in progress	1,380,982	(422,870)	238,807		325,888	172,405
Nuclear fuel under capital leases	278,683	....	102,691		63,684	65,066
Nuclear fuel	234,421	(215,510)	7,466		....	....
Total	30,918,422	(2,100,499)	6,321,101		8,678,155	6,324,487
Less - Accumulated depreciation and amortization	12,619,625	(101,074)	2,627,441		3,953,275	2,686,778
Property, plant and equipment - net	18,298,797	(1,999,425)	3,693,660		4,724,880	3,637,709

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	830,539	40,542	128,311		442,062	156,111
Unamortized loss on reacquired debt	....	....	....		....	....
Other regulatory assets	1,425,145	34,880	437,544		320,363	217,689
Long-term receivables	20,886	....	....		19,375	1,511
Goodwill	377,172	(377,172)	....		....	....
Accumulated Deferred Income Taxes	....	129,419	....		....	....
Other	935,501	(145,521)	45,798		33,588	22,737
Total	3,589,243	(317,852)	611,653		815,388	398,048
Total	$28,554,210	$4,389,203	$5,058,078		$6,854,862	$4,674,539

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

	ENTERGY	ENTERGY	SYSTEM		ENTERGY	ENTERGY
ASSETS	MISSISSIPPI	NEW ORLEANS	ENERGY		CORPORATION	OPERATIONS
						(unaudited)
Current Assets:
Cash and cash equivalents:
Cash	$6,381	$28	$2,918	$	....	$153
Temporary cash investments - at cost
which approximates market	57,457	4,641	49,618		80,398	11,473
Special deposits	....	....	....		....	....
Total cash and cash equivalents	63,838	4,669	52,536		80,398	11,626
Other temporary investments	7,506	606	6,482		10,328	1,499
Notes receivable - associated companies	....	....	....		626,968	....
Accounts receivable:
Customer	59,729	44,663	....		....	....
Allowance for doubtful accounts	(1,375)	(3,104)	....		....	....
Associated companies	25,935	24,697	72,477		44,639	....
Other	6,400	10,057	1,777		53,549	....
Accrued unbilled revenues	31,209	21,113	....		....	....
Total receivables	121,898	97,426	74,254		98,188	....
Deferred fuel costs	89,078	....	....		....	....
Accumulated deferred income taxes	....	460	....		....	....
Fuel inventory - at average cost	5,077	5,580	....		....	....
Materials and supplies - at average cost	17,682	8,660	63,047		....	....
Deferred nuclear refueling outage costs	....	....	2,979		....	....
Prepayments and other	9,583	8,050	1,031		....	1,658
Total	314,662	125,451	200,329		815,882	14,783

Other Property and Investments:
Investment in affiliates - at equity	5,531	3,259	....		8,607,556	....
Decommissioning trust funds	....	....	172,916		....	....
Non-utility property - at cost (less accumulated depreciation)	6,466	....	....		....	....
Other - at cost (less accumulated depreciation)	....	....	....		....	....
Total	11,997	3,259	172,916		8,607,556	....

Property, Plant and Equipment:
Electric	2,243,852	666,122	3,205,895		....	12,889
Property under capital lease	136	....	466,521		....	....
Natural gas	....	167,011	....		....	....
Construction work in progress	108,829	45,061	31,344		....	2,906
Nuclear fuel under capital leases	....	....	47,242		....	....
Nuclear fuel	....	....	....		....	....
Total	2,352,817	878,194	3,751,002		....	15,795
Less - Accumulated depreciation and amortization	837,492	420,745	1,672,658		....	11,898
Property, plant and equipment - net	1,515,325	457,449	2,078,344		....	3,897

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	28,964	....	115,633		....	....
Unamortized loss on reacquired debt	....	....	....		....	....
Other regulatory assets	58,287	27,222	301,233		....	7,181
Long-term receivables		....	....		....	....
Goodwill	....	....	....		....	....
Accumulated Deferred Income Taxes	....	....	....		....	3,080
Other	20,064	6,438	12,269		540,924	712
Total	107,315	33,660	429,135		540,924	10,973
Total	$1,949,299	$619,819	$2,880,724		$9,964,362	$29,653

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

	ENTERGY	ENTERGY	SYSTEM		ENTERGY
ASSETS	POWER	SERVICES	FUELS		ENTERPRISES
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Current Assets:
Cash and cash equivalents:
Cash	$11	$44,449	$25		$2,110
Temporary cash investments - at cost
which approximates market	1,989	....	....		2,635
Special deposits	....	....	....		....
Total cash and cash equivalents	2,000	44,449	25		4,745
Other temporary investments
Notes receivable	....	....	....		28,437
Accounts receivable:
Customer	....	....	....		....
Allowance for doubtful accounts	....	....	....		(2,064)
Associated companies	3,465	190,806	8,484		11,037
Other	1,046	17,516	....		66
Accrued unbilled revenues	....	....	....		....
Total receivables	4,511	208,322	8,484		9,039
Deferred fuel costs	....	....	....		....
Accumulated deferred income taxes	5,824	....	....		1,505
Fuel inventory - at average cost	1,172	....	43,979		....
Materials and supplies - at average cost	1,682	....	....		18
Deferred nuclear refueling outage costs	....	....	....		....
Prepayments and other	....	3,386	28,002		3,137
Total	15,189	256,157	80,490		46,881

Other Property and Investments:
Investment in affiliates - at equity	....	....	....		....
Decommissioning trust funds	....	....	....		....
Non-utility property - at cost (less accumulated depreciation)	....	12	....		48
Other - at cost (less accumulated depreciation)	....	....	....		897
Total	....	12	....		945

Property, Plant and Equipment:
Electric	150,149	275,746	24,424		1,736
Property under capital lease	....	....	....		....
Natural gas	....	....	....		....
Construction work in progress	4,588	28,283	1		....
Nuclear fuel under capital leases	....	....	....		....
Nuclear fuel	....	....	11,445		....
Total	154,737	304,029	35,870		1,736
Less - Accumulated depreciation and amortization	99,084	183,966	24,424		790
Property, plant and equipment - net	55,653	120,063	11,446		946

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	....	....	....		....
Unamortized loss on reacquired debt	....	....	....		....
Other regulatory assets	....	90,506	....		....
Long-term receivables	....	....	....		....
Goodwill	....	....	....		....
Accumulated Deferred Income Taxes	....	104,045	....		22,294
Other	4,618	91,301	102		11,429
Total	4,618	285,852	102		33,723
Total	$75,460	$662,084	$92,038		$82,495

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

				INTERCOMPANY
				ELIMINATIONS
				AND		ENTERGY		ENTERGY		ENTERGY
LIABILITIES AND SHAREHOLDERS' EQUITY		CONSOLIDATED		ADJUSTMENTS		ARKANSAS		GULF STATES		LOUISIANA

Current Liabilities:
Currently maturing long-term debt		$524,372		$(74,215)	$	....		$354,000		$14,809
Notes payable:
Associated companies		....		14,133		....		....		....
Other		351		(351)		....		....		....
Accounts payable:				....
Associated companies		....		499,527		106,958		84,000		101,191
Other		796,572		(144,991)		92,638		156,166		121,875
Customer deposits		199,620		(1,134)		37,693		47,044		61,215
Taxes accrued		224,926		(73,050)		....		....		....
Accumulated deferred income taxes		22,963		(14,335)		....		....		566
Nuclear refueling outage costs		8,238		....		....		8,238		....
Interest accrued		139,603		(11,373)		21,424		36,970		20,229
Deferred fuel cost		....		2,720		....		....		....
Obligations under capital leases		159,978		(1)		59,089		34,075		35,506
System Energy Refund		....		3,444		3,444		....		....
Other		205,600		39,020		13,480		14,755		5,110
Total		2,282,223		239,394		334,726		735,248		360,501

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued		4,779,513		109,437		996,455		1,422,776		1,728,156
Accumulated deferred investment tax credits		420,248		1		73,280		144,323		101,258
SFAS 109 regulatory liability - net		....		40,543		....		....		....
Obligations under capital leases		153,898		(1)		67,648		40,618		29,560
Other regulatory liabilities		291,239		1,820		52,923		13,885		12,204
Decommissioning		2,242,312		(711,402)		567,546		298,785		352,120
Transition to competition		79,098		....		....		79,098		....
Regulatory reserves		69,528		(12,185)		....		57,343		....
Accumulated provisions		506,960		(197,891)		40,149		75,868		86,534
Long-term debt		7,322,940		(406,663)		1,338,378		1,989,613		887,687
Subsidiaries' preferred stock with sinking fund		20,852		....		....		20,852		....
Other		1,347,404		(254,683)		192,200		233,985		47,981
Total		17,233,992		(1,431,024)		3,328,579		4,377,146		3,245,500

Shareholders' Equity:
Subsidiaries' preferred stock without sinking fund		334,337		1		116,350		47,327		100,500
Common stock, $.01 par value, authorized				....
500,000,000 shares; issued				....
248,174,087 shares		2,482		....		....		....		....
Common stock of subsidiaries		....		2,283,345		470		114,055		1,088,900
Paid-in capital		4,767,615		2,268,942		591,127		1,157,484		....
Capital stock expense and other		....		(783)		....		....		(1,718)
Retained earnings		4,502,508		1,128,692		686,826		419,690		856
Accumulated other comprehensive income (loss)		(7,795)		20,636		....		3,912		....
Less - treasury stock at cost (25,752,410 shares in 2002)		561,152		120,000		....		....		120,000
Total common shareholders' equity		9,037,995		5,580,833		1,394,773		1,742,468		1,068,538
				....
Total		$28,554,210		$4,389,203		$5,058,078		$6,854,862		$4,674,539

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY		ENTERGY
LIABILITIES AND SHAREHOLDERS' EQUITY		MISSISSIPPI		NEW ORLEANS		ENERGY		CORPORATION		OPERATIONS
										(unaudited)
Current Liabilities:
Currently maturing long-term debt		$75,000	$	....		$6,348	$	....	$	....
Notes payable:
Associated companies		....		....		....		....		....
Other		....		....		....		....		....
Accounts payable:
Associated companies		62,705		35,008		....		2,433		8,832
Other		28,212		42,718		30,255		745		4,873
Customer deposits		33,861		15,575		....		....		....
Taxes accrued		39,041		....		55,585		....		717
Accumulated deferred income taxes		7,120		....		942		....		....
Nuclear refueling outage costs		....		....		....		....		....
Interest accrued		13,772		6,212		29,623		....		....
Deferred fuel cost		....		2,720		....		....		....
Obligations under capital leases		41		....		31,266		....		....
System Energy Refund		....		....		....		....		....
Other		2,567		8,444		1,971		188,779		....
Total		262,319		110,677		155,990		191,957		14,422

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued		385,395		39,486		290,964		....		....
Accumulated deferred investment tax credits		15,092		4,441		79,088		....		....
SFAS 109 regulatory liability - net		....		40,543		....		....		....
Obligations under capital leases		95		....		15,976		....		....
Other regulatory liabilities		....		954		213,093		....		....
Decommissioning		....		....		312,459		....		....
Transition to competition		....		....		....		....		....
Regulatory reserves		....		....		....		....		....
Accumulated provisions		6,876		820		3,782		....		2,586
Long-term debt		654,956		229,217		882,401		900,025		....
Subsidiaries' preferred stock with sinking fund		....		....		....		....		....
Other		60,082		41,346		33,735		168,722		11,646
Total		1,122,496		356,807		1,831,498		1,068,747		14,232

Shareholders' Equity:
Subsidiaries' preferred stock without sinking fund		50,381		19,780		....		....		....
Common stock, $.01 par value, authorized
500,000,000 shares; issued
248,174,087 shares		....		....		....		2,482		....
Common stock of subsidiaries		199,326		33,744		789,350		....		5
Paid-in capital		....		36,294		....		4,767,615		....
Capital stock expense and other		(59)		....		....		....		994
Retained earnings		314,836		62,517		103,886		4,502,508		....
Accumulated other comprehensive income (loss)		....		....		....		(7,795)		....
Less - treasury stock at cost (25,752,410 shares in 2002)		....		....		....		561,152		....
Total common shareholders' equity		564,484		152,335		893,236		8,703,658		999

Total		$1,949,299		$619,819		$2,880,724		$9,964,362		$29,653

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY
LIABILITIES AND SHAREHOLDERS' EQUITY		POWER		SERVICES		FUELS		ENTERPRISES
		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Current Liabilities:
Currently maturing long-term debt	$	....	$	....	$	....	$	....
Notes payable:
Associated companies		14,133		....		....		....
Other		....		....		....		....
Accounts payable:
Associated companies		2,629		55,777		27,521		12,473
Other		258		164,174		3,267		6,400
Customer deposits		....		3,098		....		....
Taxes accrued		....		56,317		216		....
Accumulated deferred income taxes		....		....		....		....
Nuclear refueling outage costs		....		....		....		....
Interest accrued		....		....		....		....
Deferred fuel cost		....		....		....		....
Obligations under capital leases		....		....		....		....
System Energy Refund		....		....		....		....
Other		....		6,023		....		3,491
Total		17,020		285,389		31,004		22,364

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued		15,495		....		10,223		....
Accumulated deferred investment tax credits		....		2,700		67		....
SFAS 109 regulatory liability - net		....		....		....		....
Obligations under capital leases		....		....		....		....
Other regulatory liabilities		....		....		....		....
Decommissioning		....		....		....		....
Transition to competition		....		....		....		....
Regulatory reserves		....		....		....		....
Accumulated provisions		....		90,783		....		1,671
Long-term debt		....		....		34,000		....
Subsidiaries' preferred stock with sinking fund		....		....		....		....
Other		....		283,192		....		19,832
Total		15,495		376,675		44,290		21,503

Shareholders' Equity:
Subsidiaries' preferred stock without sinking fund		....		....		....		....
Common stock, $.01 par value, authorized
500,000,000 shares; issued
248,174,087 shares		....		....		....		....
Common stock of subsidiaries		55		20		20		57,400
Paid-in capital		88,379		....		....		395,658
Capital stock expense and other		....		....		....		....
Retained earnings		(45,489)		....		....		(414,430)
Accumulated other comprehensive income (loss)		....		....		16,724		....
Less - treasury stock at cost		....		....		....		....
Total common shareholders' equity		42,945		20		16,744		38,628

Total		$75,460		$662,084		$92,038		$82,495

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND		ENTERGY	ENTERGY		ENTERGY
RETAINED EARNINGS	CONSOLIDATED		ADJUSTMENTS		ARKANSAS	GULF STATES		LOUISIANA

Retained Earnings, January 1, 2003	$3,938,693		$1,093,871		$638,193	$449,929		$6,916
Add:
Net Income (Loss)	950,467		457,723		126,009	42,562		146,154
Increase in Investment in subsidiary	....		....		....	....		....
Total	4,889,160		1,551,594		764,202	492,491		153,070

Deduct:
Dividends declared on:
Preferred and preference stock	23,524		1		7,776	4,701		6,714
Common stock	362,941		422,901		69,600	68,100		145,500
Capital stock and other expenses	187		....		....	....		....
Return of capital to parent	....		....		....	....		....
Total	386,652		422,902		77,376	72,801		152,214

Retained Earnings, December 31, 2003	$4,502,508		$1,128,692		$686,826	$419,690		$856

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY		ENTERGY
RETAINED EARNINGS	MISSISSIPPI		NEW ORLEANS		ENERGY	CORPORATION		OPERATIONS
								(unaudited)

Retained Earnings, January 1, 2003	$282,847		$58,624		$102,883	$3,938,693	$	....
Add:
Net Income (Loss)	67,058		7,859		106,003	926,943		....
Increase in Investment in subsidiary	....		....		....	....		....
Total	349,905		66,483		208,886	4,865,636		....

Deduct:
Dividends declared on:
Preferred and preference stock	3,369		965		....	....		....
Common stock	31,700		3,001		105,000	362,941		....
Capital stock and other expenses	....		....		....	187		....
Return of capital to parent	....		....		....	....		....
Total	35,069		3,966		105,000	363,128		....

Retained Earnings, December 31, 2003	$314,836		$62,517		$103,886	$4,502,508	$	....

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY
RETAINED EARNINGS	POWER		SERVICES		FUELS	ENTERPRISES
	(unaudited)		(unaudited)		(unaudited)	(unaudited)

Retained Earnings, January 1, 2003	$(42,594)	$	....	$	....	$(402,927)
Add:
Net Income (Loss)	(2,895)		....		....	(11,503)
Increase in Investment in subsidiary	....		....		....	....
Total	(45,489)		....		....	(414,430)

Deduct:
Dividends declared on:
Preferred and preference stock	....		....		....	....
Common stock	....		....		....	....
Capital stock and other expenses	....		....		....	....
Return of capital to parent	....		....		....	....
Total	....		....		....	....

Retained Earnings, December 31, 2003	$(45,489)	$	....	$	....	$(414,430)

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

		INTERCOMPANY
		ELIMINATIONS
		AND	ENTERGY			Southern
	CONSOLIDATED	ADJUSTMENTS	GULF STATES	GSG&T		Gulf		Varibus		POG
			(unaudited)	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Operating Revenues:
Electric	$2,579,916	$3,799	$2,579,916	$3,799	$	....	$	....	$	....
Natural gas	59,821	....	59,821	....		....		....		....
Steam products	....	....	....	....		....		....		....
Total	2,639,737	3,799	2,639,737	3,799		....		....		....

Operating Expenses:
Operation:
Fuel, fuel-related expenses
and gas purchased for resale	693,612	....	693,612	....		....		....		....
Purchased power	838,498	....	838,498	....		....		....		....
Nuclear refueling outage expense	14,045	....	14,045	....		....		....		....
Other operation and maintenance	457,428	3,799	461,184	....		43		....		....
Depreciation and decommissioning	213,851	....	211,088	2,285		478		....		....
Taxes other than income taxes	117,009	....	117,009	....		....		....		....
Other regulatory (credits) - net	(2,476)	....	(1,998)	....		(478)		....		....
Total	2,331,967	3,799	2,333,438	2,285		43		....		....
Operating Income	307,770	....	306,299	1,514		(43)		....		....

Other Income:
Allowance for equity funds used during
construction	15,855	....	15,855	....		....		....		....
Gain on sale of assets	....	....	....	....		....		....		....
Interest and dividend income	17,902	67	17,909	....		....		55		5
Miscellaneous - net	(143,434)	363	(143,182)	(71)		(91)		275		(2)
Total	(109,677)	430	(109,418)	(71)		(91)		330		3

Interest and Other Charges:
Interest on long-term debt	148,516	67	148,516	....		67		....		....
Other interest - net	8,827	....	8,827	....		....		....		....
Distributions on preferred securities of subsidiary	....	....	....	....		....		....		....
Allowance for borrowed funds used during
construction	(13,349)	....	(13,349)	....		....		....		....
Total	143,994	67	143,994	....		67		....		....

Income before income taxes	54,099	363	52,887	1,443		(201)		330		3

Income taxes	11,536	....	10,324	930		(83)		128		237

Net Income	42,563	363	42,563	513		(118)		202		(234)

Preferred and dividend requirements and other	4,701	....	4,701	....		....		....		....

Earnings applicable to common stock	$37,862	$363	$37,862	$513		$(118)		$202		$(234)

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND	ENTERGY		Southern
	CONSOLIDATED		ADJUSTMENTS	GULF STATES	GSG&T	Gulf	Varibus		POG
				(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net Income	$42,562		$363	$42,562	$513	$(118)	$202		$(234)
Noncash items included in net income
Amortization of rate deferrals	....		....	....	....	....	....		....
Reserve for regulatory adjustments	12,605		....	12,605	....	....	....		....
Other regulatory charges (credits)	(2,476)		....	(1,998)	....	(478)	....		....
Depreciation, amortization and decommissioning	213,851		(14,268)	196,820	2,285	478	....		....
Deferred income taxes and investment tax credits	24,574		1,301	23,742	1,788	302	43		....
Allowance for equity funds used during construction	(15,855)		....	(15,855)	....	....	....		....
Cumulative effect of accounting change	21,333		(21,333)	....	....	....	....		....
Changes in working capital:
Receivables	(96,409)		(4,775)	(97,800)	(3,729)	(371)	788		(72)
Fuel inventory	(1,469)		....	(1,469)	....	....	....		....
Accounts payable	(17,013)		4,010	(13,210)	....	207	....		....
Taxes accrued	(35,914)		48,407	12,493	....	....	....		....
Interest accrued	(1,900)		65	(1,900)	....	65	....		....
Deferred fuel	59,165		(77,020)	(17,855)	....	....	....		....
Other working capital accounts	(11,906)		....	(11,906)	....	....	....		....
Provision for estimated losses and reserves	115,878		....	115,878	....	....	....		....
Changes in other regulatory assets	3,983		....	3,983	....	....	....		....
Other	114,954		63,250	182,574	(857)	(40)	278		(3,751)
Net cash flow provided by operating activities	425,963		....	428,664	....	45	1,311		(4,057)

INVESTING ACTIVITIES:
Construction expenditures	(348,507)		....	(348,507)	....	....	....		....
Allowance for equity funds used during construction	15,855		....	15,855	....	....	....		....
Nuclear fuel purchases	(39,959)		....	(39,959)	....	....	....		....
Proceeds from sale/leaseback of nuclear fuel	38,029		....	38,029	....	....	....		....
Decommissioning trust contributions and realized
change in trust assets	(11,428)		....	(11,428)	....	....	....		....
Changes in other temporary investments - net	(23,579)		....	(23,579)	....	....	....		....
Other regulatory investments	(77,050)		....	(77,050)	....	....	....		....
Net cash flow used by investing activities	(446,639)		....	(446,639)	....	....	....		....

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	1,032,682		....	1,032,682	....	....	....		....
Changes in notes payable - associated companies	....		....	....	....	....	....		....
Retirement of long-term debt	(1,048,129)		....	(1,048,129)	....	....	....		....
Redemption of preferred stock	(3,450)		....	(3,450)	....	....	....		....
Dividends paid:
Common stock	(68,100)		....	(68,100)	....	....	....		....
Preferred stock	(4,701)		....	(4,701)	....	....	....		....
Net cash flow used by financing activities	(91,698)		....	(91,698)	....	....	....		....

Net increase (decrease) in cash and cash equivalents	(112,374)		....	(109,673)	....	45	1,311		(4,057)
Cash and cash equivalents at beginning of year	318,404		....	310,795	66	23	3,463		4,057
Cash and cash equivalents at end of year	$206,030	$	....	$201,122	$66	$68	$4,774	$	....

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND	ENTERGY		Southern
	CONSOLIDATED		ADJUSTMENTS	GULF STATES	GSG&T	Gulf	Varibus		POG
				(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Current Assets:
Cash and cash equivalents:
Cash	$20,754	$	....	$20,617	$66	$68	$3	$	....
Temporary cash investments - at cost
which approximates market	185,276		....	180,505	....	....	4,771		....
Total cash and cash equivalents	206,030		....	201,122	66	68	4,774		....
Other temporary investments	23,579		....	23,579	....	....	....		....
Notes receivable associated companies	....		....	....	....	....	....		....
Accounts receivable:
Customer	115,729		2	115,295	....	....	436		....
Allowance for doubtful accounts	(4,856)		....	(4,856)	....	....	....		....
Associated companies	76,726		12,328	77,469	10,474	349	18		744
Other	27,243		....	27,208	....	....	35		....
Accrued unbilled revenues	114,442		....	114,442	....	....	....		....
Deferred fuel costs	118,449		....	118,449	....	....	....		....
Accumulated deferred income taxes	6,116		1,065	6,116	....	729	336		....
Fuel inventory - at average cost	50,863		....	50,863	....	....	....		....
Materials and supplies - at average cost	99,357		....	99,357	....	....	....		....
Prepayments and other	51,236		(23,791)	27,440	....	1	4		....
Total	884,914		(10,396)	856,484	10,540	1,147	5,603		744

Other Property and Investments:
Decommissioning trust funds	267,917		....	267,917	....	....	....		....
Non-utility property - at cost
(less accumulated depreciation)	139,911			132,466	....	7,211	234		....
Other	21,852		40,044	61,896	....	....	....		....
Total	429,680		40,044	462,279	....	7,211	234		....

Utility Plant:
Electric	8,208,394		....	8,124,158	84,236	....	....		....
Property under capital lease	11,009		....	11,009	....	....	....		....
Natural gas	69,180		....	69,180	....	....	....		....
Construction work in progress	325,888		....	325,888	....	....	....		....
Nuclear fuel under capital leases	63,684		....	63,684	....	....	....		....
Total	8,678,155		....	8,593,919	84,236	....	....		....
Less - Accumulated depreciation and amortization	3,949,129		....	3,891,940	57,189	....	....		....
Utility plant - net	4,729,026		....	4,701,979	27,047	....	....		....

Deferred Debits and Other Assets:
Regulatory assets:
Rate deferrals	....		....	....	....	....	....		....
SFAS 109 regulatory asset - net	442,062		....	442,062	....	....	....		....
Unamortized loss on reacquired debt	46,649		....	46,649	....	....	....		....
Other regulatory assets	269,568		....	269,568	....	....	....		....
Long-term receivables	19,375		....	19,375	....	....	....		....
Other	33,588		7,140	40,728	....	....	....		....
Total	811,242		7,140	818,382	....	....	....		....
TOTAL	$6,854,862		$36,788	$6,839,124	$37,587	$8,358	$5,837		$744

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND	ENTERGY				Southern
	CONSOLIDATED		ADJUSTMENTS	GULF STATES		GSG&T		Gulf		Varibus		POG
				(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:
Currently maturing long-term debt	$354,000	$	....	$354,000	$	....	$	....	$	....	$	....
Notes payable - associated companies	....		....	....		....		....		....		....
Accounts payable:
Associated companies	84,000		11,474	95,218		4		245		....		7
Other	156,166		....	156,166		....		....		....		....
Customer deposits	47,044		....	47,044		....		....		....		....
Taxes accrued	....		853	....		853		....		....		....
Accumulated deferred income taxes	....		....	....		....		....		....		....
Nuclear refueling outage costs	8,238		....	8,238		....		....		....		....
Interest accrued	36,970		394	36,970		....		394		....		....
Obligations under capital leases	34,075		....	34,075		....		....		....		....
Other	14,755		1	14,756		....		....		....		....
Total	735,248		12,722	746,467		857		639		....		7

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued	1,422,776		(22,715)	1,397,760		2,301		....		....		....
Accumulated deferred investment tax credits	144,323		....	144,323		....		....		....		....
Obligations under capital leases	40,618		....	40,618		....		....		....		....
Other regulatory liabilities	13,885		....	13,885		....		....		....		....
Decommissioning	298,785		....	298,785		....		....		....		....
Transition to competition	79,098		....	79,098		....		....		....		....
Regulatory reserves	57,343		....	57,343		....		....		....		....
Accumulated provisions	75,868		....	75,868		....		....		....		....
Long-term debt	1,989,613		(1,121)	1,986,984		....		1,508		....		....
Preferred stock with sinking fund	20,852		....	20,852		....		....		....		....
Other	233,985		7,141	234,673		....		6,453		....		....
Total	4,377,146		(16,695)	4,350,189		2,301		7,961		....		....

Shareholder's Equity:
Preferred stock without sinking fund	47,327		....	47,327		....		....		....		....
Common stock, no par value, authorized
200,000,000 shares; issued and outstanding
100 shares	114,055		....	114,055		....		....		....		....
Common stock of subsidiaries	....		138	....		25		1		100		12
Additional paid-in capital	1,157,484		84,086	1,157,484		26,151		....		15,966		41,969
Retained earnings	419,690		(43,463)	419,690		8,253		(243)		(10,229)		(41,244)
Accumulated other comprehensive income	3,912		....	3,912		....		....		....		....
Total	1,742,468		40,761	1,742,468		34,429		(242)		5,837		737

TOTAL	$6,854,862		$36,788	$6,839,124		$37,587		$8,358		$5,837		$744

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003
(In Thousands)

		INTERCOMPANY
		ELIMINATIONS
		AND	ENTERGY		Southern
RETAINED EARNINGS	CONSOLIDATED	ADJUSTMENTS	GULF STATES	GSG&T	Gulf	Varibus	POG
			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained Earnings, January 1, 2003	$449,929	$(43,826)	$449,929	$7,740	$(125)	$(10,430)	$(41,010)

Add:
Net Income (Loss)	42,562	363	42,562	513	(118)	198	(234)
Total	492,491	(43,463)	492,491	8,253	(243)	(10,232)	(41,244)

Deduct:
Dividends declared on:
Preferred and preference stock	4,701	....	4,701	....	....	....	....
Common stock	68,100	....	68,100	....	....	....	....
Capital stock and other expenses		....	....	....	....	1	....
Total	72,801	....	72,801	....	....	1	....

Retained Earnings, December 31, 2003	$419,690	$(43,463)	$419,690	$8,253	$(243)	$(10,233)	$(41,244)

THE ARKLAHOMA CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED NOVEMBER 30, 2003 AND 2002
(IN THOUSANDS)

	2003	2002

Revenues - Interest income	$ 1	$ 4
- Other	-	-
Total	1	4

Expenses - Administrative and general	9	9
- Other	-	-
Total	9	9

Income before Federal
and state income taxes	(8)	(5)

Federal and state income taxes	(1)	(1)

Net Income (Loss)	(7)	(4)

Retained Earnings - beginning of year	313	317

Less: Dividends Declared	-	-

Retained Earnings - end of year	$ 306	$ 313

The accompanying notes to financial statements
are an integral part of these statements.

THE ARKLAHOMA CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED NOVEMBER 30, 2003 and 2002
(IN THOUSANDS)

	2003	2002
OPERATING ACTIVITIES:

Net Income (Loss)	$ (7)	$ (4)
Changes in working capital:
Accounts receivable	12	(70)
Accounts payable	(91)	127
Net cash flow provided (used) by operating activities	(86)	53

Net increase (decrease) in cash and cash equivalents	(86)	53

Cash and cash equivalents at beginning of year	108	55

Cash and cash equivalents at end of year	$ 22	$ 108

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Net cash paid during the year for income taxes	$ -	$ -

The accompanying notes to financial statements
are an integral part of these statements.

THE ARKLAHOMA CORPORATION
BALANCE SHEETS
NOVEMBER 30, 2003 AND 2002
(IN THOUSANDS)

ASSETS
	2003	2002
Utility Plant:
Electric plant in service - at cost	$ 2,562	$ 2,562
Less - Accumulated depreciation	2,249	2,249
Utility Plant - Net	313	313

Current Assets:
Cash and cash equivalents	22	108
Accounts receivable	123	135
Total	145	243

Total	$ 458	$ 556

CAPITALIZATION AND LIABILITIES

Capitalization:
Common stock, $100 par value, authorized
12,000 shares; issued and outstanding, 500
shares	$ 50	$ 50
Retained earnings	306	313
Total	356	363

Current Liabilities:
Accounts payable	42	133

Deferred Credits:
Deferred Income Taxes	60	60

Total	$ 458	$ 556

The accompanying notes to financial statements
are an integral part of these balance sheets.

THE ARKLAHOMA CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

NOVEMBER 30, 2003 AND 2002

1. OPERATIONS:

The Arklahoma Corporation's (the Company) utility plant consists principally of transmission facilities which are being leased to its three stockholder companies from year to year. Pursuant to the terms of the lease agreement, the lessees have agreed to pay all operating costs, including maintenance, repairs, insurance and taxes assessed upon the properties. Such amounts totaled approximately $374,100 and $614,100 in fiscal years 2003 and 2002, respectively.

Under the terms of the current lease agreement, annual rentals have been discontinued but can be reinstated upon the agreement of the Company and the lessees/stockholders.

2. NEW ACCOUNTING STANDARD:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.143, "Accounting for Asset Retirement Obligations." Adoption of SFAS No. 143 is required for financial statements for periods beginning after June 15, 2002. The Company will adopt this new standard effective December 1, 2002. The Company does not believe the adoption of this statement will have a material impact on its financial position or results of operation.

3. CASH AND CASH EQUIVALENTS:

For purposes of these financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates market.

4. UTILITY PLANT:

The utility plant balance as of November 30, 2003, represents the value of the land and the salvage value of the plant. The remainder of the plant was fully depreciated as of December 31, 1988.

5. INCOME TAXES:

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires the liability method of accounting for income taxes. Under the liability method, the deferred tax liability, or asset, is determined based on the difference between the tax reporting and financial reporting bases of assets and liabilities. The effect on deferred taxes of a change in tax rates will be recognized in income in the period of the enactment of the rate change.

Deferred income taxes resulted from temporary differences in financial versus tax bases of fixed assets. The net tax liability is reflected as a deferred income tax liability in the accompanying balance sheets.

The Company has an Oklahoma state net operating loss carryforward available to reduce future Oklahoma State income taxes payable. The carryforward as of November 30, 2003, is $9,831 and begins to expire in December 2007. The related deferred tax asset is fully reserved as of November 30, 2003.